UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX			Page
Independent Auditors' Report			F-	1
Consolidated Balance Sheets			F-	3
Consolidated Income Statements			F-	5
Consolidated Statements of Comprehensive Income			F-	7
Consolidated Statements of Changes in Total Equity			F-	8
Consolidated Cash Flows Statements			F-	9

Note	1	Introduction, basis of presentation of the consolidated financial statements and other information	F-	11
Note	2	Accounting policies and measurement bases	F-	13
Note	3	Change in the scope of consolidation	F-	29
Note	4	Cash and balances with the Brazilian Central Bank	F-	30
Note	5	Loans and amounts due from credit institutions	F-	30
Note	6	Debt instruments	F-	31
Note	7	Equity instruments	F-	31
Note	8	Derivatives financial instruments and Short positions	F-	32
Note	9	Loans and advances to customers	F-	39
Note	10	Non-current assets held for sale	F-	42
Note	11	Investments in associates and joint ventures	F-	43
Note	12	Tangible assets	F-	46
Note	13	Intangible assets - Goodwill	F-	47
Note	14	Intangible assets - Other intangible assets	F-	48
Note	15	Other assets	F-	49
Note	16	Deposits from the Brazilian Central Bank and Deposits from credit institutions	F-	49
Note	17	Customer deposits	F-	50
Note	18	Marketable debt securities	F-	50
Note	19	Subordinated liabilities	F-	52
Note	20	Debt Instruments Eligible to Compose Capital	F-	53
Note	21	Other financial liabilities	F-	53
Note	22	Provisions	F-	54
Note	23	Tax assets and liabilities	F-	63
Note	24	Other liabilities	F-	66
Note	25	Other Comprehensive Income	F-	66
Note	26	Non-controlling interests	F-	68
Note	27	Shareholders’ equity	F-	69
Note	28	Earnings per share	F-	73
Note	29	Operational Ratios	F-	74
Note	30	Interest and similar income	F-	74
Note	31	Interest expense and similar charges	F-	74
Note	32	Income from equity instruments	F-	75
Note	33	Fee and commission income	F-	75
Note	34	Fee and commission expense	F-	76
Note	35	Gains (losses) on financial assets and liabilities (net)	F-	76
Note	36	Exchange differences (net)	F-	76
Note	37	Other operating income (expense)	F-	76
Note	38	Personnel expenses	F-	76
Note	39	Other administrative expenses	F-	81
Note	40	Gains (losses) on disposal of assets not classified as non-current assets held for sale	F-	81
Note	41	Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	F-	81
Note	42	Other disclosures	F-	82
Note	43	Operating segments	F-	88
Note	44	Related party transactions	F-	90
Note	45	Risk management	F-	98
Note	46	Supplementary information – Reconciliation of shareholders’ equity and net income	F-	113
Note	47	Subsequent events	F-	115
APPENDIX I		SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.	F-	115
Management Reports			F-	117
Executive’s Report of Financial Statements
Executive’s Report of Independent Auditors' Report

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Banco Santander (Brasil) S.A.

São Paulo - SP

We have audited the consolidated financial statements of Banco Santander (Brasil) S.A., its subsidiaries and special purpose entities (“Bank”), consisting of the consolidated balance sheet as of December 31, 2015 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, and a summary of the significant accounting practices and other notes to the financial statements.

Management’s responsibility for the consolidated financial statements

The Bank’s Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards  -IFRS, issued by the International Accounting Standards Board - IASB, and for the internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit, which was conducted in accordance with Brazilian and international standards on auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte Touche Tohmatsu

Opinion

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Banco Santander (Brasil) S.A., its subsidiaries and special purpose entities as of December 31, 2015, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Other matters

Statements of value added

We have also audited the consolidated statement of value added (“DVA”) included in the note 42.j as supplemental information for the year ended December 31, 2015, prepared under the responsibility of the Bank’s management, whose presentation by publicly-held companies is required by Brazilian Corporate Law, and as supplemental information for IFRS that does not require a presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 26, 2016

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
(Thousands of Brazilian Reais - R$)

Assets	Note	2015	2014	2013

Cash and Balances With The Brazilian Central Bank	4	89,143,353	55,903,848	51,714,210

Financial Assets Held For Trading		50,536,731	56,013,603	30,218,787
Debt instruments	6	25,193,598	47,106,811	22,840,499
Equity instruments	7	404,973	391,656	477,577
Trading derivatives	8	24,938,160	8,515,136	6,900,711

Other Financial Assets At Fair Value Through Profit Or Loss		2,080,234	996,694	1,298,296
Loans and amounts due from credit institutions	5	-	-	112
Debt instruments	6	1,506,570	93,900	105,850
Equity instruments	7	573,664	902,794	1,192,334

Available-For-Sale Financial Assets		68,265,606	75,164,342	46,287,082
Debt instruments	6	67,103,274	73,510,698	44,957,272
Equity instruments	7	1,162,332	1,653,644	1,329,810

Held to maturity investments	6	10,097,836	-	-

Loans and Receivables		306,268,788	264,607,746	258,777,511
Loans and amounts due from credit institutions	5	42,422,638	28,917,397	46,043,184
Loans and advances to customers	9	252,033,449	235,690,349	212,734,327
Debt instruments	6	11,812,701	-	-

Hedging Derivatives	8	1,312,202	212,552	322,817

Non-Current Assets Held For Sale	10	1,237,493	929,948	274,730

Investments in Associates and Joint Ventures	11	1,060,743	1,023,461	1,063,803

Tax Assets	23	34,769,848	23,019,696	22,060,488
Current		4,194,344	2,981,696	2,862,789
Deferred		30,575,504	20,038,000	19,197,699

Other Assets	15	3,802,118	5,066,726	5,084,668

Tangible Assets	12	7,005,914	7,071,036	6,885,927

Intangible Assets		29,813,662	30,221,258	29,064,376
Goodwill	13	28,332,719	28,270,955	27,217,565
Other intangible assets	14.a	1,480,943	1,950,303	1,846,811

TOTAL ASSETS		605,394,528	520,230,910	453,052,695

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

Liabilities and Stockholders' Equity	Note	2015	2014	2013

Financial Liabilities Held For Trading		42,387,768	19,569,791	13,554,306
Trading derivatives	8	22,340,137	8,284,360	5,417,795
Short positions		20,047,631	11,285,431	8,136,511

Financial Liabilities at Amortized Cost		457,281,656	392,186,593	329,700,620
Deposits from Brazilian Central Bank and deposits from credit institutions	16	69,451,498	63,674,201	34,032,289
Customer deposits	17	243,042,872	220,644,019	200,155,677
Marketable debt securities	18	94,658,300	70,355,249	65,300,548
Subordinated debts	19	8,097,304	7,294,077	8,906,144
Debt Instruments Eligible to Compose Capital	20	9,959,037	6,773,312	-
Other financial liabilities	21	32,072,645	23,445,735	21,305,962

Hedging Derivatives	8	2,376,822	893,902	628,983

Provisions	22	11,409,677	11,127,444	10,892,388
Provisions for pensions funds and similar obligations		2,696,653	3,869,728	3,043,311
Provisions for judicial and administrative proceedings, commitments and other provisions		8,713,024	7,257,716	7,849,077

Tax Liabilities	23	5,253,125	12,423,002	11,693,338
Current		4,436,000	12,110,582	10,069,745
Deferred		817,125	312,420	1,623,593

Other Liabilities	24	6,850,196	5,346,885	4,927,758

Total Liabilities		525,559,244	441,547,617	371,397,393

Stockholders' Equity	27	83,531,754	80,105,041	83,339,506
Share capital		57,000,000	56,806,384	62,634,585
Reserves		24,388,967	20,594,135	17,673,134
Treasury shares		(423,953)	(445,501)	(291,707)
Option for Acquisition of Equity Instrument		(1,017,000)	(950,000)	-
Profit for the year attributable to the Parent		9,783,740	5,630,023	5,723,494
Less: dividends and remuneration		(6,200,000)	(1,530,000)	(2,400,000)

Other Comprehensive Income		(4,131,532)	(1,801,921)	(1,973,305)

Stockholders' Equity Attributable to the Parent		79,400,222	78,303,120	81,366,201

Non - Controlling Interests	26	435,062	380,173	289,101

Total Stockholders' Equity		79,835,284	78,683,293	81,655,302
Total Liabilities and Stockholders' Equity		605,394,528	520,230,910	453,052,695

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2015	2014	2013

Interest and similar income	30	69,870,200	58,923,916	51,217,046
Interest expense and similar charges	31	(38,533,089)	(31,695,404)	(22,737,825)
Interest Net Income		31,337,111	27,228,512	28,479,221
Income from equity instruments	32	142,881	222,302	81,286
Income from companies accounted for by the equity method	11	116,312	91,096	91,342
Fee and commission income	33	13,067,359	11,853,838	10,741,623
Fee and commission expense	34	(3,583,850)	(3,087,952)	(2,641,167)
Gains (losses) on financial assets and liabilities (net)	35	(20,002,859)	2,748,163	(1,145,887)
Financial assets held for trading		(19,936,801)	2,270,059	(2,599,638)
Other financial instruments at fair value through profit or loss		46,859	(77,624)	44,000
Financial instruments not measured at fair value through profit or loss		(120,523)	512,190	1,406,375
Other		7,606	43,538	3,376
Exchange differences (net)	36	10,084,420	(3,635,599)	551,059
Other operating income (expense)	37	(347,123)	(470,477)	(444,888)
Total Income		30,814,251	34,949,883	35,712,589
Administrative expenses		(14,515,132)	(13,941,816)	(13,850,360)
Personnel expenses	38	(7,798,792)	(7,203,442)	(7,045,610)
Other administrative expenses	39	(6,716,340)	(6,738,374)	(6,804,750)
Depreciation and amortization		(1,490,017)	(1,362,129)	(1,251,916)
Tangible assets	12	(1,029,706)	(872,749)	(726,989)
Intangible assets	14.a	(460,311)	(489,380)	(524,927)
Provisions (net)	22.b	(4,001,294)	(2,036,237)	(2,692,818)
Impairment losses on financial assets (net)		(13,633,989)	(11,271,605)	(14,118,071)
Loans and receivables	6&9.c	(13,110,319)	(11,193,571)	(13,899,789)
Other financial instruments not measured at fair value through profit or loss		(523,670)	(78,034)	(218,282)
Impairment losses on other assets (net)		(1,220,645)	3,751	(344,580)
Other intangible assets	14.a	(679,254)	(5,123)	(285,862)
Other assets	15	(541,391)	8,874	(58,718)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	40	780,615	86,846	459,890
Gains (losses) on non-current assets held for sale not classified as discontinued operations	41	50,493	14,636	103,523
Operating Profit Before Tax		(3,215,718)	6,443,329	4,018,257
Income taxes	23	13,049,544	(735,553)	(233,596)
Net Profit from Continuing Operations		9,833,826	5,707,776	3,784,661
Discontinued Operations	43	-	-	2,063,463
Consolidated Profit for the Year		9,833,826	5,707,776	5,848,124
Profit attributable to the Parent		9,783,740	5,630,023	5,723,494
Profit attributable to non-controlling interests	26	50,086	77,753	124,630

	Note	2015	2014	2013
Earnings Per Share (Brazilian Reais)	28
From Continued and Discontinued Operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares		1,236.96	709.69	719.89
Preferred shares		1,360.66	780.66	791.87
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares		1,235.79	709.40	719.60
Preferred shares		1,359.36	780.34	791.56
Net Profit attributable - Basic (Brazilian Reais)
Common shares		4,748,896	2,733,205	2,777,835
Preferred shares		5,034,844	2,896,818	2,945,659
Net Profit attributable - Diluted (Brazilian Reais)
Common shares		4,748,810	2,733,184	2,777,813
Preferred shares		5,034,930	2,896,839	2,945,681

From Continued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares		1,236.96	709.69	460.35
Preferred shares		1,360.66	780.66	506.38
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares		1,235.79	709.40	460.16
Preferred shares		1,359.36	780.34	506.18
Net Profit attributable - Basic (Brazilian Reais)
Common shares		4,748,896	2,733,205	1,776,356
Preferred shares		5,034,844	2,896,818	1,883,675
Net Profit attributable - Diluted (Brazilian Reais)
Common shares		4,748,810	2,733,184	1,776,342
Preferred shares		5,034,930	2,896,839	1,883,689

From Discontinued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares		-	-	259.54
Preferred shares		-	-	285.49
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares		-	-	259.43
Preferred shares		-	-	285.38
Net Profit attributable - Basic (Brazilian Reais)
Common shares		-	-	1,001,479
Preferred shares		-	-	1,061,984
Net Profit attributable - Diluted (Brazilian Reais)
Common shares		-	-	1,001,471
Preferred shares		-	-	1,061,992

Weighted average shares outstanding (in thousands) - Basic
Common shares		3,839,159	3,851,278	3,858,717
Preferred shares		3,700,299	3,710,746	3,719,858
Weighted average shares outstanding (in thousands) - Diluted
Common shares		3,842,744	3,852,823	3,860,239
Preferred shares		3,703,884	3,712,291	3,721,380

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Thousands of Brazilian Reais - R$)

	2015	2014	2013

Consolidated Profit for the Year	9,833,826	5,707,776	5,848,124

Other Comprehensive Income Which May be Reclassified to net Income:	(3,069,317)	720,473	(2,143,158)
Available-for-sale financial assets	(2,718,709)	545,239	(2,232,616)
Valuation adjustments	(4,155,414)	841,725	(2,456,005)
Amounts transferred to income statement	46,859	(39,746)	(1,406,375)
Income taxes	1,389,846	(256,740)	1,629,764
Cash flow hedges	(350,608)	175,234	89,459
Valuation adjustments	(842,073)	278,645	(53,682)
Amounts transferred to income statement	144,196	26,597	289,318
Income taxes	347,269	(130,008)	(146,177)
Net investment hedge	(791,228)	(181)	(398,759)
Net investment hedge	(1,460,720)	(301)	(664,597)
Income taxes	669,492	120	265,838
Exchange on investments Abroad	791,228	181	398,758
Exchange on investments Abroad	791,228	181	398,758

Other Comprehensive Income Which May not be Reclassified to net Income:	739,706	(549,089)	1,187,695
Defined benefits plan	739,706	(549,089)	1,187,695
Defined benefits plan	1,186,862	(912,636)	1,984,545
Income taxes	(447,156)	363,547	(796,850)

Total Comprehensive Income	7,504,215	5,879,160	4,892,661

Attributable to the parent	7,454,129	5,801,407	4,772,397
Attributable to non-controlling interests	50,086	77,753	120,264
Total	7,504,215	5,879,160	4,892,661

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(Thousands of Brazilian Reais - R$)

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests	Total Stockholders' Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available-for-sale Financial Assets	Defined Benefit Plans	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total
Balances at December 31, 2012		62,634,585	14,644,576	(170,562)	-	5,482,606	(2,670,000)	79,921,205	1,760,670	(2,524,324)	303,410	(561,965)	78,898,996	237,130	79,136,126

Total comprehensive income		-	-	-	-	5,723,494	-	5,723,494	(2,232,617)	1,367,353	398,758	(309,300)	4,947,688	120,264	5,067,952
Appropriation of net profit for the year		-	5,482,606	-	-	(5,482,606)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	(2,670,000)	-	-	-	270,000	(2,400,000)	-	-	-	-	(2,400,000)	-	(2,400,000)
Share based payments	38.b	-	41,378	-	-	-	-	41,378	-	-	-	-	41,378	-	41,378
Treasury shares	27.d	-	-	(121,145)	-	-	-	(121,145)	-	-	-	-	(121,145)	-	(121,145)
Results of treasury shares	27.d	-	(716)	-	-	-	-	(716)	-	-	-	-	(716)	-	(716)
Other		-	175,290	-	-	-	-	175,290	-	(175,290)	-	-	-	(68,293)	(68,293)
Balances at December 31, 2013		62,634,585	17,673,134	(291,707)	-	5,723,494	(2,400,000)	83,339,506	(471,947)	(1,332,261)	702,168	(871,265)	81,366,201	289,101	81,655,302

Total comprehensive income		-	-	-	-	5,630,023	-	5,630,023	545,239	(549,089)	181	175,053	5,801,407	77,753	5,879,160
Appropriation of net profit for the year		-	5,723,494	-	-	(5,723,494)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	(2,400,000)	-	-	-	870,000	(1,530,000)	-	-	-	-	(1,530,000)	-	(1,530,000)
Share based payments	38.b	-	(89,339)	-	-	-	-	(89,339)	-	-	-	-	(89,339)	-	(89,339)
Treasury shares	27.d	-	-	(153,748)	-	-	-	(153,748)	-	-	-	-	(153,748)	-	(153,748)
Capital restructuring		(5,828,201)	(185,312)	(46)	-	-	-	(6,013,559)	-	-	-	-	(6,013,559)	-	(6,013,559)
Treasury shares income	27.d	-	(4,926)	-	-	-	-	(4,926)	-	-	-	-	(4,926)	-	(4,926)
Option for Acquisition of Equity Instrument	3.b	-	-	-	(950,000)	-	-	(950,000)	-	-	-	-	(950,000)	-	(950,000)
Other		-	(122,916)	-	-	-	-	(122,916)	-	-	-	-	(122,916)	13,319	(109,597)
Balances at December 31, 2014		56,806,384	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	702,349	(696,212)	78,303,120	380,173	78,683,293

Total comprehensive income		-	-	-	-	9,783,740	-	9,783,740	(2,718,709)	739,706	791,228	(1,141,836)	7,454,129	50,086	7,504,215
Appropriation of net profit for the year		-	5,630,023	-	-	(5,630,023)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	(1,530,000)	-	-	-	(4,670,000)	(6,200,000)	-	-	-	-	(6,200,000)	-	(6,200,000)
Share based payments	38.b	-	160,916	-	-	-	-	160,916	-	-	-	-	160,916	-	160,916
Treasury shares	27.d	-	-	(246,975)	-	-	-	(246,975)	-	-	-	-	(246,975)	-	(246,975)
Capital restructuring		-	-	(50)	-	-	-	(50)	-	-	-	-	(50)	-	(50)
Treasury shares income	27.d	-	(3,918)	-	-	-	-	(3,918)	-	-	-	-	(3,918)	-	(3,918)
Option for Acquisition of Equity Instrument	3.a	-	-	-	(67,000)	-	-	(67,000)	-	-	-	-	(67,000)	(240,000)	(307,000)
Cancellation of Shares	27.d	-	(268,573)	268,573	-	-	-	-	-	-	-	-	-	-	-
Other	27.a	193,616	(193,616)	-	-	-	-	-	-	-	-	-	-	244,803	244,803
Balances at December 31, 2015		57,000,000	24,388,967	(423,953)	(1,017,000)	9,783,740	(6,200,000)	83,531,754	(2,645,417)	(1,141,644)	1,493,577	(1,838,048)	79,400,222	435,062	79,835,284

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOWS STATEMENTS
(Thousands of Brazilian Reais - R$)

	Note	2015	2014	2013
1. Cash Flows From Operating Activities
Consolidated profit for the year		9,833,826	5,707,776	5,848,124
Adjustments to profit		(1,555,376)	11,036,674	13,637,304
Depreciation of tangible assets	12	1,029,706	872,749	726,989
Amortization of intangible assets	14	460,311	489,380	524,927
Impairment losses on other assets (net)		1,220,645	(3,751)	344,580
Provisions and Impairment losses on financial assets (net)		17,635,283	13,307,842	16,810,889
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(831,108)	(101,482)	(563,413)
Share of results of entities accounted for using the equity method	11	(116,312)	(91,096)	(91,342)
Changes in deferred tax assets and liabilities	23.d	(9,417,913)	(2,055,872)	(2,537,771)
Discontinued operations		-	-	1,174
Monetary Adjustment of Escrow Deposits		(650,314)	(433,296)	(367,536)
Recoverable Taxes		(985,776)	(332,265)	(208,501)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(2,106,652)	(521,270)	(1,043,357)
Others (1)		(7,793,246)	(94,265)	40,665
Net (increase) decrease in operating assets		(79,770,025)	(89,899,611)	(26,811,859)
Balance with the Brazilian Central Bank		(35,884,381)	2,063,056	3,239,600
Financial assets held for trading		5,476,872	(25,794,816)	1,449,177
Other financial assets at fair value through profit or loss		(1,607,210)	223,568	(96,489)
Available-for-sale financial assets		(16,354,040)	(29,116,008)	(5,645,404)
Loans and receivables		(30,420,173)	(38,070,720)	(27,121,769)
Held to maturity investments		318,169	-	-
Other assets		(1,299,262)	795,309	1,705,929
Discontinued operations		-	-	(342,903)
Net increase (decrease) in operating liabilities		76,687,887	69,113,699	29,205,900
Financial liabilities held for trading		22,817,977	6,010,910	8,202,570
Financial liabilities at amortized cost		53,503,471	61,706,449	21,359,301
Other liabilities		366,439	1,396,340	(697,700)
Discontinued operations		-	-	341,729
Paid taxes	23.a	(1,170,020)	(573,684)	(1,198,409)
Total net cash flows from operating activities (1)		4,026,292	(4,615,146)	20,681,060

2. Cash Flows From Investing Activities
Investments		(2,136,002)	(3,503,603)	(2,572,009)
Increase / Acquisition of Investments in associates		-	(1,085,470)	(206,101)
Tangible assets		(1,070,288)	(1,838,284)	(1,773,009)
Intangible assets		(710,176)	(579,849)	(592,899)
Non - current assets held for sale	10	(355,538)	-	-
Disposal		1,375,167	347,048	255,885
Net cash received from disposal of subsidiaries		857,830	-	-
Subsidiaries, jointly controlled entities and associates	3.a	-	55,493	43,455
Tangible assets	12	55,220	216,750	139,113
Non - current assets held for sale	10&41	317,321	-	-
Acquisition of subsidiary, less net cash in the acquisition		59	-	-
Dividends and interest on capital received		144,737	74,805	73,317
Total net cash flows from investing activities (2)		(760,835)	(3,156,555)	(2,316,124)

3. Cash Flows From Financing Activities
Capital Reduction	27.e	-	(6,000,000)	-
Issuance of Debt Instruments Eligible to Compose Capital	20	-	6,000,000	-
Payment of Debt Instruments Eligible to Compose Capital	20	(609,035)	(291,241)	-
Own shares Acquisition	27	(247,025)	(167,307)	(121,145)
Issuance of other long-term financial liabilities	18	72,936,057	53,187,121	45,575,270
Dividends paid and interest on capital		(3,992,956)	(2,196,101)	(2,046,360)
Payments of subordinated liabilities	19	(216,075)	(2,495,283)	(3,823,280)
Payments of other long-term financial liabilities	18	(63,516,234)	(55,388,115)	(40,549,791)
Increase/ Decrease in non-controlling interests		4,803	13,319	(72,659)
Total net cash flows from financing activities (3)		4,359,535	(7,337,607)	(1,037,965)
Exchange differences on Cash and Cash Equivalents		2,106,652	521,270	1,043,357
Net Increase in Cash (1+2+3)		9,731,644	(14,588,038)	18,370,328
Cash and cash equivalents at beginning of year		23,399,970	37,988,008	19,617,680
Cash and cash equivalents at end of year		33,131,614	23,399,970	37,988,008

Cash and cash equivalents components
Cash	4	7,141,137	9,786,013	3,533,344
Loans and other	5	25,990,477	13,613,957	34,454,664
Total of cash and cash equivalents		33,131,614	23,399,970	37,988,008

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	10	293,440	337,840	163,261
Dividends and interest on capital declared but not paid	27-b	3,000,000	690,000	1,450,000
Supplemental information
Interest received		70,566,274	58,461,650	50,467,302
Interest paid		37,912,698	31,004,745	21,738,114
(1) In 2015 includes mainly the effect noted in footnote 22.d-1.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple Bank and through its subsidiaries carries out its operations through two segments (note 43): Commercial Banking and Global Wholesale Banking, which operates with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated balance sheets as of December 31, 2015, 2014 and 2013 and the related consolidated statement of income, comprehensive income,  changes in total equity, and cash flows were approved by the Board of Directors at the meeting held on February 26, 2016.

b) Basis of presentation of the consolidated financial statements

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC).

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective up to January 1, 2015. The following standards and interpretations is applicable to the Bank and had no effect on the financial statements:

• IAS 19 (R1) – Employee benefits – the entity shall consider the contribution of employees and third parties in accounting for defined benefit plans.

Annual Improvements of IFRS

• Improvements to IFRSs, 2010-2012 cycle - These improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38.

• Improvements to IFRSs, 2011-2013 cycle - These improvements introduce minor amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40.

Changes arising from IFRS Update cycles , did not produce a material impact on the financial statements of the Bank.

Standards and Interpretations that became effective after December 31, 2015

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after December 31, 2015 had not yet been adopted by the Bank:

• IFRS 9, Financial Instruments (mandatory for annual reporting periods beginning on or after 1 January 2018) issued in July 2014, will replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 differs significantly with respect to:

I. Classification and measurement: Financial assets are classified on the basis of the business model within which they are held and their contract cash flow characteristics. Thus, the IASB created three categories based on the business model, which are "amortized cost", "fair value through other comprehensive income" and "fair value through profit or loss". For financial liabilities, the requirements related to the fair value option were changed to address own credit risk, in which the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk shall be presented in other comprehensive income.

II. Impairment methodology: The IASB added the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. Those requirements eliminate the threshold that was in IAS 39 for recognition of credit losses. Under the impairment approach in IFRS 9 it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition and, consequently, more timely information is provided about expected credit losses.

III. Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. The three existing hedge accounting categories in IAS 39 were maintained (which are “fair value hedge”, “cash flow hedge” and “hedge of a net investment in a foreign operation”).

The adoption of this IFRS will affect the consolidated financial statements with respect to the current classification of financial instruments and the current impairment methodology, which is based on recognition of incurred credit losses.The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• IFRS 15 - Revenue from Customers Contracts : The standard was issued in May 2014 and applies to an annual reporting period beginning on or after January 1, 2018. The standard specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• IFRS 11 - Business Jointly - The amendment establishes accounting methods for the acquisition of joint ventures and joint operations which constitute an business, as established methodology in IFRS 3 - Business Combinations. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The impact of this amendment will be due only if there is the acquisition of joint control.The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• IFRS 16 - Leases Contracts - The standard was issued in January 2016 and the effective date after January 1, 2019. This standard contains a new approach to lease accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• Amendment to IAS 1 - Presentation of Financial Statements - The amendments are related to materiality concepts, order of notes, subtotals, contracts policies and breakdown. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• Amendments to IAS 27, Equity Method in Separate Financial Statements - These amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - These amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

Annual Improvements of IFRS

• Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting periods beginning on or after 1 January 2016) - These improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

The potential impacts of changes in force from 2016 are under review by the Bank, which should be completed by the entry into force of the standard.

c) Used estimates

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the Bank's management in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities for future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates made in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and consolidated entities in order to quantify certain assets, liabilities, income, expenses and explanatory notes. These estimates, which were made on the basis of the best information available, relate mainly to the following:

• Fair value measurement of certain financial instruments are further discussed in note 2-e.

• Allowance for loan losses are further discussed in note 2-i.

• Impairment losses on certain assets other than loans (including goodwill and other tangible and intangible assets) are further discussed in note 2-n and 2-o.

• Measurement of goodwill in a business combination are further discussed in note 2-o.

• The useful life of tangible and intangible assets are further discussed in note 2-n, 2-o and 12, 13 and 14.

• Non- current assets held for sale and Other assets are further discussed in note 2-l and 2-p.

• Provisions, contingent assets and liabilities are further discussed in note 2-r.

• Post-employment benefits are further discussed in note 2-x.

• Income Tax and Social Contribution on Net Profit are further discussed in note 2-aa.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The main assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

• Changes in deposit amounts, customer basis and defaults by borrowers;

• Changes in interest rates;

• Changes in inflation rates;

• Government regulation and tax matters;

• Adverse legal or regulatory disputes or proceedings;

• Credit, market and other risks of lending and investment activities;

• Changes in market values of Brazilian securities, particularly Brazilian government securities; and

• Changes in regional, national and international business and economic conditions.

d) Capital management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieving the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through issue of shares, subordinated liabilities and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business segment are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based  in financial projections (balance sheets, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

2. Accounting policies and method of measurement

The accounting policies and mehod of measurement applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The consolidated financial statements of Banco Santander are presented in Brazilian Reais, the functional and reporting currency of these financial statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheets date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has control. Control is based on whether the Bank has: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns, as set forth in the law, the Bylaws or agreement.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, income and expense of a subsidiary acquired or disposed during the year are included in the consolidated income statement  and other comprehensive income from the date the Bank gains controls until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are atributed to the owners of the Bank and to the non-controlling interests even if this results is the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest even if this results in the non-controlling interest. All transactions, balances, income and expenses between the companies of the Santander Group are eliminated in the consolidated financial statements.

Changes in the Bank’s interest in a subsidiary that do not result in loss of control are accounted for as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

When the Bank loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

ii. Interests in joint ventures (jointly controlled entities) and associates

“Joint ventures” mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“venturers”) acquire interests in entities (jointly controlled entities) or carry out transactions or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

Associates are entities over which the Bank is in a position to exercise significant influence, significant influence is the power to participate in the financial and operating policy decisions of the investee,  but it does not control or has joint control over those policies.

In the consolidated financial statements, interest in joint ventures and investments in associates are accounted for using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into account the dividends received from capital reductions and other related transactions. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Bank’s investment in the associate. Relevant information regarding companies accounted for under the equity method by the Bank is provided in note 11.

iii. Business combinations, acquisitions and disposals

A business combination is the combination of two or more separate entities or economic units into one single entity or group of entities and is accounted for in accordance with IFRS 3, “Business Combinations”.

Business combinations are carried out so that the Bank obtains control over an entity and are recognized for accounting purposes as follows:

• The Bank measures the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated balance sheets.

• The excess of the acquisition cost over the fair values of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair values of the identifiable net assets over the acquisition cost is bargain purchase gain and is recorded as income on the date of acquisition.

Also, note 3 below includes a description of the most significant transaction carried out in 2015, 2014 and 2013.

iv. Investment Funds

These include investment funds in which the Santander Group companies hold a substantial participation interest or the entirety of the participation interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund, in accordance with IFRS 10 - Consolidated Financial Statements and are therefore consolidated in these financial statements.

c) Definitions and classification of financial instruments

i. Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or financial interest of another entity.

An “equity instrument” is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 11).

• Rights and obligations under employee benefit plans (note 22).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with the Brazilian Central Bank”, “Hedging derivatives” and “Investment in associates”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

• Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

• Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognized in "Equity" in the line item "Valuation Adjustment" with the exception of impairment losses, which are recognized in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity - Valuation Adjustments" is reclassified to profit or loss.

• Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheets at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

• Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheets:

• Cash and balances with the Brazilian Central Bank: cash balances and balances receivable on demand relating to deposits with the Brazilian Central Bank.

• Loans and receivables: includes the balance of loans granted by the Bank, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in Banking transactions and services, such as the collection of rentals and similar items.

• Loans and amounts due from credit institutions: credit of any nature in the name of financial institutions.

• Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, including money market operations through central counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

• Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units not consolidated are included in this item.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

• Investments in associates: includes the investments in the share capital of associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the short term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the direct sale of financial assets purchased under resale agreements or borrowed (“Short positions”).

• Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Bank is provided on that basis to the Bank’s key management personnel.

• Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the abovementioned categories which arise from the funding-taking activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheets:

• Deposits from the Brazilian Central Bank: deposits of any nature received from the Brazilian Central Bank.

• Deposits from credit institutions: deposits of any nature, including Borrowings and Onlendings and money market funding received from credit institutions.

• Customer deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from customer.

• Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

• Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

• Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

• Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

• Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

• Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

d) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered at specific account liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 20.

e) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

"Fair value" is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The most objective and ordinary reference to fair value of a financial instrument are the price would be paid for in on sifnificative and transparent market.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheets at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains (losses) on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements and securities loans and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Determined on the basis of public price quotations (not adjusted) in active markets for identical assets or liabilities, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: Are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: Are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Others financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2015, 2014 and 2013, classified based on several measurement methods adopted by the Bank to determine fair value:

In thousands of Reais		2015
	Level 1	Level 2	Level 3	Total

Financial assets held for trading	24,952,744	25,583,987	-	50,536,731
Debt instruments	24,579,100	614,498	-	25,193,598
Equity instruments	373,644	31,328	-	404,972
Trading derivatives	-	24,938,161	-	24,938,161
Other financial assets at fair value through profit or loss	1,427,661	86,239	566,334	2,080,234
Debt instruments	1,420,332	86,239	-	1,506,571
Equity instruments	7,329	-	566,334	573,663
Available-for-sale financial assets	56,497,319	10,820,681	947,606	68,265,606
Debt instruments	56,250,012	10,763,473	89,788	67,103,273
Equity instruments	247,307	57,208	857,818	1,162,333
Hedging derivatives (assets)	-	1,312,202	-	1,312,202
Financial liabilities held for trading	20,047,631	22,340,137	-	42,387,768
Trading derivatives	-	22,340,137	-	22,340,137
Short positions	20,047,631	-	-	20,047,631
Hedging derivatives (liabilities)	-	2,376,822	-	2,376,822

In thousands of Reais		2014
	Level 1	Level 2	Level 3	Total

Financial assets held for trading	53,609,580	2,394,494	9,529	56,013,603
Debt instruments	46,491,597	615,213	-	47,106,810
Equity instruments	293,634	88,493	9,529	391,656
Trading derivatives	6,824,349	1,690,788	-	8,515,137
Other financial assets at fair value through profit or loss	18,091	227,172	751,431	996,694
Debt instruments	-	93,900	-	93,900
Equity instruments	18,091	133,272	751,431	902,794
Available-for-sale financial assets	55,258,281	19,328,573	577,488	75,164,342
Debt instruments	54,380,246	19,130,453	-	73,510,699
Equity instruments	878,035	198,120	577,488	1,653,643
Hedging derivatives (assets)	128,106	84,446	-	212,552
Financial liabilities held for trading	18,308,961	1,260,830	-	19,569,791
Trading derivatives	7,023,531	1,260,830	-	8,284,361
Short positions	11,285,430	-	-	11,285,430
Hedging derivatives (liabilities)	808,953	84,949	-	893,902

In thousands of Reais		2013
	Level 1	Level 2	Level 3	Total

Financial assets held for trading	28,193,318	2,022,142	3,327	30,218,787
Debt instruments	22,394,344	446,155	-	22,840,499
Equity instruments	473,202	1,048	3,327	477,577
Trading derivatives	5,325,772	1,574,939	-	6,900,711
Other financial assets at fair value through profit or loss	753,893	210,242	334,161	1,298,296
Loans and amounts due from credit institutions	-	112	-	112
Debt instruments	-	105,850	-	105,850
Equity instruments	753,893	104,280	334,161	1,192,334
Available-for-sale financial assets	33,962,431	11,811,180	513,471	46,287,082
Debt instruments	33,146,090	11,811,180	-	44,957,270
Equity instruments	816,341	-	513,471	1,329,812
Hedging derivatives (assets)	293,546	29,271	-	322,817
Financial liabilities held for trading	11,934,099	1,620,207	-	13,554,306
Trading derivatives	3,797,588	1,620,207	-	5,417,795
Short positions	8,136,511	-	-	8,136,511
Hedging derivatives (liabilities)	608,478	20,505	-	628,983

The following tables shows the changes that occurred during the year 2015,2014 and 2013 for level 3:

In thousand of reais	Fair Value 2014	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2015

Financial assets held for trading	9,529	(6,200)	-	-	(3,329)	-
Other financial assets at fair value through profit or loss	751,431	(185,097)	-	-	-	566,334
Available-for-sale financial assets	577,488	3,566	258,896	107,656	-	947,606

In thousand of reais	Fair Value 2013	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2014

Financial assets held for trading	3,327	2	6,200	-	-	9,529
Other financial assets at fair value through profit or loss	334,161	(13,480)	395,420	35,330	-	751,431
Available-for-sale financial assets	513,471	18,378	45,639	-	-	577,488

In thousand of reais	Fair Value 2012	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2013

Financial assets held for trading	5,963	-	3,327	-	(5,963)	3,327
Other financial assets at fair value through profit or loss	379,580	23,737	(69,965)	809	-	334,161
Available-for-sale financial assets	126,178	(35,818)	54,516	380,567	(11,972)	513,471
Financial liabilities held for trading	4,136	-	-	-	(4,136)	-

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are write-off, whereupon they are charged to the consolidated income statement.

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

f) Settlement of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties-unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If the Bank neither transfers or retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only settled when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention of either to cancel them or to resell them.

g) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following tables provide details of financial assets and liabilities subject to compensation at December 31, 2015 and 2014:

In thousand of Reais			2015
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	26,250,362	-	26,250,362
Repurchase agreements	31,987,323	-	31,987,323

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	24,716,959	-	24,716,959
Repurchase agreements	112,166,579	-	112,166,579

In thousand of Reais			2014
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	8,727,688	-	8,727,688
Repurchase agreements	24,887,260	-	24,887,260

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	9,178,262	-	9,178,262
Repurchase agreements	97,113,281	-	97,113,281

On December 31, 2015 and 2014, the Bank has no financial instruments that meet the conditions for recognition on a net basis.

h) Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are settled when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

i) Impairment of financial assets

i. Definition

A financial asset is considered impaired when there is objective evidence that events have occurred which:

• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

• Mean that their carrying amount cannot be fully recovered, in the case of equity instruments;

• Arising from the violation of terms of loans, and

• During the Bankruptcy process.

As a general rule, when the events above are observed, the carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts expense as "Losses on financial assets (net)" in the consolidated income statement.  The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment and decrease can be related objectively to an event of recovery.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments the following factors are taken into account:

• All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

• The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduce the exposure to credit risk, are based on an individual basis or grouped by similarity.

• Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

• Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. The credits related to customers standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans.  Loans are either individually evaluated for impairment or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

The Bank first assesses whether objective evidence of impairment loss individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by using statistical models that consider the following factors:

• Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

• Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

• In addition, prior to charging off past due loans (which is only done after the Bank have completed all recovery efforts and after about 360 days late), is composed fully provision the remaining balance of the loan so our allowance for loan losses fully cover the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

iii. Debt or equity instruments classified as available for sale

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income."

When there is objective evidence that the aforementioned differences are due to a  permanent loss, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses considered as permanent relating to an investment in equity instruments are not reversed in subsequent periods.

iv. Equity instruments measured at cost

The amount of impairment losses on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses of recoverable amounts are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

j) Repurchase agreements

Purchases (disposal) of financial assets under a non-optional resale (repurchase) agreement at a fixed price are recognized in the consolidated balance sheets as Investment (funding), in repurchase agreements based on the nature of the debtor (creditor), under “Cash and balances with the Brazilian Central Bank”, “Loans and amounts due from credit institutions” or “Loans and advances to customers” (“Deposits from the Brazilian Central Bank”, “Deposits from credit institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recognized as interest over the contract term.

k) Accounting for leases

i. Financial leases

Financial leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, all types of finances leases have guaranteed residual values, and  the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is the exercise price of the purchase option of the lessee at the end of the lease term is recognized as loans to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheets.

The finance income arising from these contracts is credited to “Interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operating Leases

In operating leases, the ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets” (note 12). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operational leases is recognized on a straight-line basis under “Other operating income (expense)” in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other administrative expenses” in their consolidated income statements.

l) Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

m) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2015, 2014 and 2013 year-end is provided in note 42-d.

n) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may be impaired carrying amount exceeds its recoverable amount either for use or sale.

Once a reduction in the impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Bank recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

o) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software are developed internally. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is recognized only when the amount of the investee acquired exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of assets of the acquired entity that can not be individually identified and recognized separately.

At the end of each reporting period or whenever there is any indication of impairment, the goodwill is reviewed for impairment (impairment test) and, if there is any impairment, the goodwill is written down against Impairment losses on Goodwill and other intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to its carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise it based on their respective fair values at the date of purchase.

In the case of a business combination achieved in stages, prior interest in the acquiree is measured again at fair value at acquisition date when control of the acquiree is obtained.

ii. Other intangible assets

Other intangible assets are non-monetary asset without physical substance. Generally arising from software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. After identifying any reduction in impairment loss, it is adjusted to reach its fair value.

Measurement of the recoverable amount of other intangible assets - software is made based on the value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

Expenditures for aquisition and development of software are amortized over a maximum period of 5 years.

p) Other assets

Other Assets include the balance of all prepayments and accrued income (excluding accrued interest), acquired customer list, the net amount of the difference between pension plan obligations and the fair value of the plan assets with a balance on the entity’s behalf, when this net amount is to be reported in the consolidated balance sheets, and the amount of any other assets not included in other items.

The Bank uses the value in use of customer relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the "payroll" will be determined individually. A analyses that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows is prepared by the business areas. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the carrying amount, checking whether there is a need to record a loss on non-recoverability.

q) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical provisions for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder  will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires  or is cancelled.

Mathematical provisions for current and future benefits are recognized based on contributions made under the capitalization financial system. The mathematical provisions for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheets date an assessment is made of whether the provisions for Mathematical provisions are adequate.

r) Provision for contingent assets and liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information.They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements.

Contingent assets are not acounted for , except when there are guarantees or favorable court decisions, with respect to which no appeal is possible, characterizing the gain as virtually certain. Contingent assets with probable success, if any, are only disclosed in the financial statements.

Management believes that the provisions recognized are sufficient to cover losses from judicial and administrative proceedings, and it also believes that, in the aggregate, they will not have significant impacts on results, cash flow or financial condition of the Bank.

Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

s) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

t) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant continues to be employed by the Bank during the term of the Plan for their rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced in case of failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3)  market conditions, since some parameters are linked to the market price of the Bank´s shares. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each plan when estimating the fair value.

Settlement in shares

The Bank measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest.

Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the fair value of services rendered and the corresponding liability incurred, based on the fair value of the share appreciation rights at the grant date and until the liability is settled. The Banks remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognizes the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.

u) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

• Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

• Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

• Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

v) Guarantees

v.1) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the comission of the financial guarantees as liability in the consolidated balance sheets at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over their term.

Financial guarantees, regardless of the guarantor, type of instrument or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated balance sheets (note 22).

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheets are reclassified to the appropriate provision.

v.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander has the practice control the credit risk through the use of collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

Banco Santander uses guarantees in order to increase their resilience in the subject to credit risk operations. The guarantees can be used fiduciary, real, legal structures with power mitigation and compensation agreements. The Bank periodically reviews its policy guarantees by technical parameters, normative and also its historical basis, to determine whether the guarantee is legally valid and enforceable.

Credit limits are continually monitored and changed in customer behavior function. Thus, the potential loss values represent a fraction of the amount available.

w) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated balance sheets. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 42-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated balance sheets since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

x) Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 22.c. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

In addition, it accours full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (Statements of Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheets when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in"Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

y) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately" (note 22).

z) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

aa) Income taxes

Income tax calculated at the rate of 15% plus a surcharge of 10% levied on the profit, after adjustments determined by tax legislation. The social contribution is calculated at the rate of 20% for financial institutions (15% up to August 2015) and 9% for other companies, levied on the profit, after considering the adjustments determined by tax legislation. The CSLL rate for financial institutions, legal persons of private insurance and capitalization was increased from 15% to 20% for the fiscal period between September 1, 2015 and December 31, 2018, pursuant to Law 13,169/2015 (a result of the conversion into law of Provisional Measure 675/2015).

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax assets classified as "Current" are amounts of tax to be recovered within the next twelve months.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Due to the change in social contribution tax rate, the group companies made the remensuration of tax credit assets and deferred liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of liabilities.

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study, as shown in Note 23.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

ab) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the following meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value and original maturity of three months or less.

• Operating activities: the primary revenue-generating activities of credit institutions and other activities that are not investing or financing activities.

• Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the size and breakdown of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded under "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated balance sheets, except restricted resources and long-term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

3. Change in the scope of consolidation

a) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Bacen, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

	Book value	Fair value
Available-for-Sale Financial Assets	121,468	121,468
Loans and Receivables	508,147	508,147
Others Assets	374,151	374,151
Intangible Assets (3)	-	62,000
Total assets	1,003,766	1,065,766
Financial liabilities	466,162	466,162
Others liabilities	397,604	397,604
Total liabilities	863,766	863,766
Capital increase by Aymore CFI	460,000	460,000
Total of net assets acquired	600,000	662,000
Non-controlling interest (1)		264,800
Total consideration transferred by Aymore to acquire control		460,000
Goodwill (2)		62,800
(1) Amount of non-controlling interests were measured at R$240 million as the proportional value of the net assets of the investee.
(2) Goodwill will be tax deductible under current legislation.
(3) Intangible assets identified relate to brand and customer relationship with estimated useful life of 10 years and 4 years, respectively.

Banco Bonsucesso Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Banco Bonsucesso, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Banco Bonsucesso to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According IAS 32, it was recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in  Shareholders' Equity in the amount of R$67 million, and Non-Controlling Interests in the amount of R$240 million.

b) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the Extraordinary General Meeting held on July 31, 2014, the capital increase of SGS of R$1,173,503 was approved, from the current R$16,000 to R$1,189,503 through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in local currency and R$17,240 in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle do Brasil Meios de Pagamento S.A to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On 31 July 2014, SGS acquired all the shares of Getnet, the total price of R$1,156.3 million (R$1,089.1 million paid and R$67.2 million payable). At December 31, 2014, has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA), based on stockholders equity of 31 July 2014 and a summary of values is informed below:

Summary of values:

Stockholders’ Equity on July 31, 2014		42,895
Added value of assets (1)		74.064
Adjusted accounting value		116.959
Purchase Price		1,156,263
Goodwill (2)		1,039,304
(1) Recorded under Tangible Assets.
(2) Goodwill is tax deductible under current legislation.

At the Extraordinary General Meeting held on August 31, 2014, it was approved the merger of Getnet by SGS, which had its name changed to "Getnet Adquirencia e Serviços para Meios de Pagamento S.A." (Getnet S.A.) under the "Private Instrument of Protocol and Justification of Merger of Getnet by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) of 29 August 2014 (the Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895 which was extinguished and succeeded by Getnet S.A. in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet was registered in Getnet S.A. in return of the investment account.

The acquisition of Getnet and their incorporation by SGS enabled Getnet S.A. pass to consolidate all activities of acquiring and payment processing via credit and debit cards, still subject to approval by the Central Bank.

The context of the transaction, Banco Santander has granted to the minority shareholders of Getnet S.A. a put option over shares of Getnet S.A. held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

c) Sale of Santander Securities Services Brasil DTVM S.A. (new denomination of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$859 million.

The transaction generated a gain of R$750,550 before taxes, recorded in the caption Result on disposal of assets not classified as non-current assets held for sale.

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

The result earned by Santander Securities as of the date of sale is recorded in the Consolidated Income Statement.

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2015	2014	2013

Cash and cash equivalents	7,141,137	9,786,013	3,533,344
of which:
Cash	2,995,112	3,525,864	3,533,344
Money market investments	4,146,025	6,260,149	-
Money market investments (1)	27,170,892	16,212,907	12,793,443
Central Bank compulsory deposits (2)	54,831,324	29,904,928	35,387,423
Total	89,143,353	55,903,848	51,714,210
(1) Includes securities purchased under agreements to resell, long term and not considered cash equivalents.

(2) Central Bank compulsory deposits relate to a minimum balance that financial institutions are required to maintain with the Central Bank of Brazil based on a percentage of deposits received from third parties, considered as restricted use of resources.

5. Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2015	2014	2013

Classification:
Other financial assets at fair value through profit or loss	-	-	112
Loans and receivables	42,422,638	28,917,397	46,043,184
Of which:
Loans and amounts due from credit institutions, gross	42,601,397	29,059,676	46,211,607
Impairment losses (note 9.c)	(178,759)	(142,279)	(168,423)
Loans and amounts due from credit institutions, net	42,422,638	28,917,397	46,043,296
Loans and amounts due from credit institutions, gross	42,601,397	29,059,676	46,211,719

Type:
Applications in time deposits (2)	3,626,514	4,818,894	4,442,671
Reverse repurchase agreements (1) (2)	152,870	2,407,741	19,602,697
Escrow deposits	9,493,169	8,170,504	7,422,359
Cash and Foreign currency investments (2)	24,057,973	12,398,350	14,608,963
Other accounts	5,270,871	1,264,187	135,029
Total	42,601,397	29,059,676	46,211,719

Currency:
Brazilian Real	18,631,226	15,469,912	35,828,923
US dollar	23,607,170	12,180,659	9,131,549
Euro	323,053	1,371,277	1,248,077
Pound sterling	4,964	12,656	2,070
Other currencies	34,984	25,172	1,100
Total	42,601,397	29,059,676	46,211,719
(1) Collateralized by debt instruments.
(2) Includes R$25,990,477 (2014 - R$13,613,957 and 2013 - R$34,454,664), of short-term transactions and low risk of change in its value, considered cash equivalents.

Note 42-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2015	2014	2013

Classification:
Financial assets held for trading	25,193,598	47,106,811	22,840,499
Other financial assets at fair value through profit or loss	1,506,570	93,900	105,850
Available-for-sale financial assets (2)	67,103,274	73,510,698	44,957,272
Held to maturity investments (2)	10,097,836	-	-
Loans and receivables (2)	11,812,701	-	-
Of which:
Loans and receivables - Debt Instruments	11,957,161	-	-
Provision for impairment losses (impairment)	(144,460)	-	-
Total	115,713,979	120,711,409	67,903,621

Type:
Government securities - Brazil (1)	93,439,724	103,598,096	51,618,879
Debentures and Promissory notes	11,967,222	13,428,165	12,134,183
Other debt securities	10,307,033	3,685,148	4,150,559
Total	115,713,979	120,711,409	67,903,621

Currency:
Brazilian Real	109,836,568	114,257,666	65,664,839
US dollar	5,111,982	6,453,743	2,238,782
Euro	765,429	-	-
Total	115,713,979	120,711,409	67,903,621
(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

Transfer between categories (2)

In January 2014, the Bank made an issue of securities eligible to compose the capital  of Tier I and Reference Equity (PR) Tier II, in the amount of US$2.5 billion (equivalent to R$6 billion) (Note 27.e). Aiming to mitigate the risk of interest rates in US dollars, was made the purchase of assets indexed in this currency: NTN-A and Eurobonds issued by the federal government of Brazil and BNDES (acquired via Santander Cayman). Initially, these securities were classified as "Available-For-Sale Financial Assets - Debt instruments", and in July 1, 2015, were reclassified to "Held to maturity investments". On December 31, 2015 such securities amounting R$10,097,836.  Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity. Additionally, were reclassified securities from "Available-For-Sale Financial Assets - Debt instruments" to "Loans and Receivables - Debt instruments". On December 31, 2015 such securities amounting R$11,812,701. Both transfers comply with IAS 39.

The fair value of this operation is R$9,257,519.

As at December 31, 2015, includes R$58,958,355  (2014 - R$72,884,242 and 2013 - R$29,134,247) of debt securities relating to repurchase agreements, R$6,216,315  (2014 - R$8,859,309 and 2013 - R$4,722,191) to compulsory deposits in Central Bank, R$10,197,025 (2014 - R$7,588,094 and 2013 - R$6,188,885) to guarantee of BM&FBovespa transactions and R$4,939,160 (2014 - R$3,111,724 and 2013 - R$2,726,887) to escrow deposits and other guarantee.

Note 42-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2015	2014	2013

Classification:
Financial assets held for trading	404,973	391,656	477,577
Other financial assets at fair value through profit or loss	573,664	902,794	1,192,334
Available-for-sale financial assets	1,162,332	1,653,644	1,329,810
Total	2,140,969	2,948,094	2,999,721

Type:
Shares of Brazilian companies	1,168,186	1,338,776	1,124,152
Shares of foreign companies	11,445	8,401	149,109
Investment fund units and shares (1)	961,338	1,600,917	1,726,460
Total	2,140,969	2,948,094	2,999,721

(1) Comprised mainly by investing in stocks, which mainly correspond to investments in assets in the electricity segment and technology, which is consistent with the established rules and accounting practices.

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of year	391,656	477,577	428,589
Net additions /disposals	26,273	(73,963)	49,491
Valuation adjustments	(12,956)	(11,958)	(503)
Balance at end of year	404,973	391,656	477,577

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of year	902,794	1,192,334	1,099,066
Net additions /disposals	(318,307)	(289,540)	93,268
Valuation adjustments	(10,823)	-	-
Balance at end of year	573,664	902,794	1,192,334

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of year	1,653,644	1,329,810	1,104,050
Net additions /disposals	(482,406)	307,917	428,274
Valuation adjustments	(8,906)	15,917	15,849
Impairment (1)	-	-	(218,363)
Balance at end of year	1,162,332	1,653,644	1,329,810

(1)    Corresponds to registration of losses of permanent character in the realization value of bonds and securities classified in categories securities available for sale recognized currently in earnings on “Other financial instruments not measured at fair value through profit or loss”.

8. Derivative financial instruments and Short positions

a) Notional amounts and market values of trading and hedging derivatives

a.1) Derivatives Recorded in Memorandum and Balance sheets

Portfolio Summary of Trading Derivative and Used as Hedge
	2015	2014	2013

Assets
Swap Differentials Receivable	22,312,106	5,538,082	5,567,911
Option Premiums to Exercise	895,684	628,851	500,886
Forward Contracts and Others	3,042,572	2,560,755	1,154,731
Total	26,250,362	8,727,688	7,223,528

Liabilities
Swap Differentials Payable	20,154,760	6,552,166	4,217,405
Option Premiums Launched	827,757	569,011	690,743
Forward Contracts and Others	3,734,442	2,057,085	1,138,630
Total	24,716,959	9,178,262	6,046,778

Summary by Category

Trading	2015

	Notional	Cost	Fair Value
"Swap"	611,162,351	19,769,817	3,221,966
Asset	315,466,085	37,830,618	38,512,406
CDI (InterBank Deposit Rates)	38,808,344	6,807,759	9,081,792
Fixed Interest Rate - Real	200,528,046	-	-
Indexed to Price and Interest Rates	15,491,509	8,561,406	6,421,310
Indexed to Foreign Currency	60,626,540	22,449,809	23,009,304
Others	11,646	11,644	-
Liabilities	295,696,266	(18,060,801)	(35,290,440)
CDI (InterBank Deposit Rates)	32,000,584	-	-
Fixed Interest Rate - Real	218,588,847	(18,060,801)	(35,280,694)
Indexed to Price and Interest Rates	6,930,103	-	-
Indexed to Foreign Currency	38,176,732	-	(9,746)
Options	91,877,351	(62,344)	67,927
Purchased Position	46,024,648	329,328	895,684
Call Option - US Dollar	5,018,652	225,226	665,655
Put Option - US Dollar	2,735,625	58,884	31,520
Call Option - Other	14,106,701	3,089	113,809
InterBank Market	13,114,822	3,089	93,435
Others (1)	991,879	-	20,374
Put Option - Other	24,163,670	42,129	84,700
InterBank Market	23,350,994	27,761	4,558
Others (1)	812,676	14,368	80,142
Sold Position	45,852,703	(391,672)	(827,757)
Call Option - US Dollar	3,331,244	(184,272)	(596,729)
Put Option - US Dollar	4,402,202	(125,171)	(73,815)
Call Option - Other	14,567,407	(43,313)	(122,683)
InterBank Market	13,730,262	(21,931)	(112,707)
Others (1)	837,145	(21,382)	(9,976)
Put Option - Other	23,551,850	(38,916)	(34,530)
InterBank Market	23,218,228	(26,314)	(1,615)
Others (1)	333,622	(12,602)	(32,915)

Futures Contracts	184,191,204	-	-
Purchased Position	41,186,341	-	-
Exchange Coupon (DDI)	4,274,352	-	-
Interest Rates (DI1 and DIA)	22,760,484	-	-
Foreign Currency	11,710,934	-	-
Indexes (2)	577,149	-	-
Others	1,863,422	-	-
Sold Position	143,004,863	-	-
Exchange Coupon (DDI)	58,499,504	-	-
Interest Rates (DI1 and DIA)	20,836,314	-	-
Foreign Currency	35,463,589	-	-
Indexes (2)	500,993	-	-
Treasury Bonds/Notes	49,163	-	-
Others	27,655,300	-	-
Forward Contracts and Others	51,051,014	1,032,738	(691,870)
Purchased Commitment	21,570,405	3,251,537	3,028,038
Currencies	21,570,405	2,914,197	2,690,632
Others	-	337,340	337,406
Sold Commitment	29,480,609	(2,218,799)	(3,719,908)
Currencies	29,140,219	(1,895,005)	(3,382,384)
Others	340,390	(323,794)	(337,524)

Summary by Category

Trading	2014

	Notional	Cost	Fair Value
"Swap"		(806,706)	(332,734)
Asset	284,533,034	67,310,058	67,713,764
CDI (InterBank Deposit Rates)	70,772,781	-	-
Fixed Interest Rate - Real	83,317,134	66,825,563	67,425,070
Indexed to Price and Interest Rates	31,603,343	484,495	288,694
Indexed to Foreign Currency	98,810,878	-	-
Others	28,898	-	-
Liabilities	285,339,739	(68,116,764)	(68,046,498)
CDI (InterBank Deposit Rates)	101,623,563	(30,850,783)	(30,163,786)
Fixed Interest Rate - Real	16,491,571	-	-
Indexed to Price and Interest Rates	31,118,848	-	-
Indexed to Foreign Currency	136,072,590	(37,261,712)	(37,879,212)
Others	33,167	(4,269)	(3,500)
Options	240,746,222	(5,613)	59,840
Purchased Position	116,184,661	460,152	628,851
Call Option - US Dollar	3,942,457	221,951	331,533
Put Option - US Dollar	1,767,822	31,194	49,704
Call Option - Other	56,931,274	119,424	153,976
InterBank Market	51,308,444	91,567	118,061
Others (1)	5,622,830	27,857	35,915
Put Option - Other	53,543,108	87,583	93,638
InterBank Market	49,105,277	29,788	1,335
Others (1)	4,437,831	57,795	92,303
Sold Position	124,561,561	(465,765)	(569,011)
Call Option - US Dollar	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	1,774,640	(22,637)	(25,163)
Call Option - Other	54,354,491	(102,394)	(103,436)
InterBank Market	53,571,293	(64,873)	(72,078)
Others (1)	783,198	(37,521)	(31,358)
Put Option - Other	64,192,805	(60,256)	(11,731)
InterBank Market	60,555,093	(32,098)	(1,950)
Others (1)	3,637,712	(28,158)	(9,781)
Futures Contracts	302,239,388	-	-
Purchased Position	105,230,874	-	-
Exchange Coupon (DDI)	6,888,319	-	-
Interest Rates (DI1 and DIA)	94,307,498	-	-
Foreign Currency	3,897,223	-	-
Indexes (2)	137,834	-	-
Sold Position	197,008,514	-	-
Exchange Coupon (DDI)	50,378,949	-	-
Interest Rates (DI1 and DIA)	57,355,214	-	-
Foreign Currency	15,845,107	-	-
Indexes (2)	8,418	-	-
Treasury Bonds/Notes	249,203	-	-
Average rate of Repo Operations (OC1)	73,171,623	-	-
Forward Contracts and Others	46,406,749	1,853,827	503,670
Purchased Commitment	20,552,988	(1,195,416)	270,611
Currencies	20,302,193	(1,446,211)	19,677
Others	250,795	250,795	250,934
Sold Commitment	25,853,761	3,049,243	233,059
Currencies	25,708,788	3,290,737	474,273
Others	144,973	(241,494)	(241,214)

Summary by Category

Trading	2013

	Notional	Cost	Fair Value
"Swap"		724,783	1,656,672
Asset	178,606,316	17,535,192	18,755,675
CDI (InterBank Deposit Rates)	48,684,752	16,464,230	17,210,663
Fixed Interest Rate - Real	36,600,526	-	-
Indexed to Price and Interest Rates	16,519,189	-	-
Indexed to Foreign Currency	76,750,555	1,043,589	1,497,546
Others	51,294	27,373	47,466
Liabilities	177,881,533	(16,810,409)	(17,099,003)
CDI (InterBank Deposit Rates)	32,220,522	-	-
Fixed Interest Rate - Real	52,396,615	(15,796,089)	(15,930,641)
Indexed to Price and Interest Rates	17,533,509	(1,014,320)	(1,168,362)
Indexed to Foreign Currency	75,706,966	-	-
Others	23,921	-	-
Options	234,782,478	(84,844)	(189,857)
Purchased Position	111,750,290	431,770	500,886
Call Option - US Dollar	3,815,905	108,122	178,192
Put Option - US Dollar	1,407,427	36,455	39,582
Call Option - Other	45,136,315	202,542	211,330
InterBank Market	43,304,479	88,525	149,768
Others (1)	1,831,836	114,017	61,562
Put Option - Other	61,390,643	84,651	71,782
InterBank Market	57,052,006	43,746	9,022
Others (1)	4,338,637	40,905	62,760
Sold Position	123,032,188	(516,614)	(690,743)
Call Option - US Dollar	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	772,847	(16,514)	(20,075)
Call Option - Other	63,515,372	(180,324)	(267,640)
InterBank Market	61,871,607	(106,328)	(214,387)
Others (1)	1,643,765	(73,996)	(53,253)
Put Option - Other	55,236,115	(115,720)	(88,757)
InterBank Market	51,288,888	(44,524)	(12,019)
Others (1)	3,947,227	(71,196)	(76,738)
Futures Contracts	123,646,819	-	-
Purchased Position	41,654,829	-	-
Exchange Coupon (DDI)	3,772,361	-	-
Interest Rates (DI1 and DIA)	29,099,344	-	-
Foreign Currency	8,167,914	-	-
Indexes (2)	598,874	-	-
Others	16,336	-	-
Sold Position	81,991,990	-	-
Exchange Coupon (DDI)	30,021,614	-	-
Interest Rates (DI1 and DIA)	10,266,576	-	-
Foreign Currency	18,179,682	-	-
Indexes (2)	64,008	-	-
Average rate of Repo Operations (OC1)	23,460,110	-	-
Forward Contracts and Others	26,308,836	418,810	16,101
Purchased Commitment	14,198,260	(244,539)	(92,565)
Currencies	13,147,558	(244,539)	(92,565)
Others	1,050,702	-	-
Sold Commitment	12,110,576	663,349	108,666
Currencies	11,711,716	660,462	105,756
Others	398,860	2,887	2,910
(1) Includes stock options, indices and commodities.
(2) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional	2015				2014	2013
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total	Total
"Swap"	127,294,285	129,084,483	59,087,317	315,466,085	284,533,034	178,606,316
Options	3,958,901	1,458,552	86,459,898	91,877,351	240,746,222	234,782,478
Futures Contracts	-	-	184,191,204	184,191,204	302,239,388	123,646,819
Forward Contracts and Others	32,603,287	15,172,977	3,274,750	51,051,014	46,406,749	26,308,836
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2015	2014	2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total	Total
"Swap"	20,862,816	28,175,069	266,428,200	315,466,085	284,533,034	178,606,316
Options	36,064,710	52,183,999	3,628,642	91,877,351	240,746,222	234,782,478
Futures Contracts	59,763,763	92,346,365	32,081,076	184,191,204	302,239,388	123,646,819
Forward Contracts and Others	26,545,840	16,772,668	7,732,506	51,051,014	46,406,749	26,308,836

a.4) Derivatives by Market Trading

Notional	Stock Exchange (1)		Over the Counter	2015	2014	2013
		Cetip (2)		Total	Total	Total
"Swap"	157,833,059	114,219,144	43,413,882	315,466,085	284,533,034	178,606,316
Options	87,165,911	4,129,727	581,713	91,877,351	240,746,222	234,782,478
Futures Contracts	184,191,204	-	-	184,191,204	302,239,388	123,646,819
Forward Contracts and Others	-	33,428,467	17,622,547	51,051,014	46,406,749	26,308,836
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amounts traded on other clearinghouses.

a.5) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge
				2015
					Adjustment
				Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts				153,812	(66,990)	86,822
Asset				7,072,924	57,829	7,130,753
CDI (InterBank Deposit Rates) (1) (2) (7)				1,778,699	4,376	1,783,075
Fixed Interest Rate - Real (2)				3,522,475	27,184	3,549,659
Indexed to Foreign Currency -Pre Dollar (7)				93,682	790	94,472
Indexed to Foreign Currency - USD/BRL - Dollar (3)				675,929	(10,904)	665,025
Indexed to Foreign Currency - Libor - Dollar (2) (4) (5) (7)				610,661	1,962	612,623
Indexed to Foreign Currency - Euro (7)				355,809	34,347	390,156
Indexed to Foreign Currency - Pre YEN (8)				35,669	74	35,743
Liabilities				(6,919,112)	(124,819)	(7,043,931)
Indexed to Foreign Currency - US Dollar (1)(7)				(1,026,611)	(55,892)	(1,082,503)
Indexed Indices of Prices and Interest (2)				(800,174)	(30,982)	(831,156)
CDI (InterBank Deposit Rates) (3) (5)				(3,267,140)	(12,298)	(3,279,438)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)				(41,452)	(61)	(41,513)
Fixed Interest Rate - Real (7)				(1,783,735)	(25,586)	(1,809,321)
Object of Hedge
Assets				2,993,780	110,003	3,103,783
Loans and Receivables				2,124,623	94,104	2,218,727
Indexed to Foreign Currency - US Dollar				1,253,035	42,348	1,295,383
Indexed Indices of Prices and Interest				863,781	52,984	916,765
Fixed Interest Rate - Real				7,807	(1,228)	6,579
Debt instruments				869,157	15,899	885,056
CDI (InterBank Deposit Rates)				492,837	10,578	503,415
Fixed Interest Rate - Real				376,320	5,321	381,641
Liabilities				(3,512,568)	(8,383)	(3,520,951)
Foreign borrowings				(3,476,825)	(8,342)	(3,485,167)
Indexed to Foreign Currency - US Dollar				(3,476,825)	(8,342)	(3,485,167)
Marketable debt securities				(35,743)	(41)	(35,784)
Eurobonds				(35,743)	(41)	(35,784)

Market Risk Hedge
	2014
		Adjustment
	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	(82,636)	(80,671)	(163,307)
Asset	3,063,742	62,296	3,126,038
CDI (InterBank Deposit Rates) (1) (2) (7)	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	492,205	707	492,912
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	341,737	10,850	352,587
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	337,352	2,628	339,980
Indexed to Foreign Currency - Euro (7)	353,974	46,092	400,066
Indexed to Foreign Currency - Fixed Interest - YEN (8)	24,515	470	24,985
Liabilities	(3,146,378)	(142,967)	(3,289,345)
Indexed to Foreign Currency - US Dollar (1) (7)	(1,072,586)	(82,987)	(1,155,573)
Indexed to Foreign Currency - Fixed Interest (2)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest - US Dollar (4)	(15,221)	(555)	(15,776)
CDI (InterBank Deposit Rates) (3) (5)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (7)	(411,480)	(11,944)	(423,424)
Object of Hedge
Assets	2,177,702	119,205	2,296,907
Loans and Receivables	1,583,835	82,368	1,666,203
Indexed to Foreign Currency - US Dollar	907,319	46,947	954,266
Indexed to Foreign Currency - Fixed Interest - US Dollar	15,788	(423)	15,365
Indexed Indices of Prices and Interest	421,144	32,415	453,559
CDI (InterBank Deposit Rates)	24,510	600	25,110
Fixed Interest Rate - Real	215,074	2,829	217,903
Debt instruments	593,867	36,837	630,704
Available-for-Sale Securities - Debêntures	593,867	36,837	630,704
Liabilities	(364,166)	(2,826)	(366,992)
Marketable debt securities	(364,166)	(2,826)	(366,992)
Eurobonds	(364,166)	(2,826)	(366,992)

Market Risk Hedge
	2013
		Adjustment
	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	38,532	(68,228)	(29,696)
Asset	2,514,466	(562,968)	1,951,498
CDI (InterBank Deposit Rates) (1) (2) (7)	1,206,647	(685,468)	521,179
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	498,575	28,638	527,213
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	330,511	4,603	335,114
Indexed to Foreign Currency - Euro (7)	478,733	89,259	567,992
Liabilities	(2,475,934)	494,740	(1,981,194)
Indexed to Foreign Currency - US Dollar (1) (7)	(1,221,704)	(157,150)	(1,378,854)
Indexed Indices of Prices and Interest (2)	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest - US Dollar (4)	(26,824)	(1,651)	(28,475)
CDI (InterBank Deposit Rates) (3) (5)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (7)	(247,971)	(2,304)	(250,275)
Object of Hedge
Assets	2,148,723	129,432	2,278,155
Loans and Receivables	1,614,157	90,801	1,704,958
Indexed to Foreign Currency - US Dollar	1,098,267	106,548	1,204,815
Indexed to Foreign Currency - Fixed Interest - US Dollar	26,840	373	27,213
Indexed Indices of Prices and Interest	104,851	2,104	106,955
CDI (InterBank Deposit Rates)	155,127	(6,948)	148,179
Fixed Interest Rate - Real	229,072	(11,276)	217,796
Debt instruments	534,566	38,631	573,197
Available-for-Sale Securities - Debêntures	534,566	38,631	573,197
Liabilities	(332,147)	(2,963)	(335,110)
Marketable debt securities	(332,147)	(2,963)	(335,110)
Eurobonds	(332,147)	(2,963)	(335,110)

(1) Instruments whose the hedge object are loans operations indexed in foreign currency - dollar with fair value R$1,295,383 (2014 - R$954,266 and 2013 - R$1,204,815) and securities shown by debentures with fair value R$59,615 (2014 - R$82,819 and 2013 - R$114,891).

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$916,765 (12/31/2014 - R$453,559 and 12/31/2013 - R$106,955 ) and instruments whose hedge object are securities shown by debentures with fair value R$443,800 (2014 - R$547,885 and 2013 - R$458,306).

(3) In December 31, 2014, instruments whose the hedge item are loans operations indexed in foreign currency fixed interest - US dollar with fair value R$15,365 (2013 - R$27,213).
(4) In December 31, 2014, instruments whose the hedge item are loan operations indexed in CDI with fair value R$25,110 (2013 - R$148,179).
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$35,784 (12/31/2014 - R$366,992).
(6) Instruments whose hedge objects are loans operations indexed pre fixed interest - Reais with a market value of R$6,579 (12/31/2014 - R$217,903).

(7) Instruments whose hedge objects are foreign loans operations indexed foreign currency - dollar with a market value of R$3,485,167 and assets instruments whose objects of hedge are securities represented by promissory notes indexed to fixed interest rates - real with a market value of R$381,641.

Cash Flow Hedge
	2015
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(1,115,950)	(35,492)	(1,151,442)
Asset	7,779,307	151,793	7,931,100
Indexed to Foreign Currency - Swiss Franc (1)	1,237,987	6,998	1,244,985
Indexed to Foreign Currency - Chile (2)	301,285	1,622	302,907
Indexed in Reais (4)	3,746,785	(13,690)	3,733,095
Indexed to Foreign Currency - Pre Dolar (5) (6)	2,042,940	127,632	2,170,572
Indexed to Foreign Currency - Euro (7)	450,310	29,231	479,541
Liabilities	(8,895,257)	(187,285)	(9,082,542)
Indexed to Foreign Currency - Pre Dolar (1) (2) (4) (5)	(6,580,306)	(17,767)	(6,598,073)
Indexed to Foreign Currency - Reais (5)	(22,855)	-	(22,855)
Indexed to Foreign Currency - Pre Euro (5)	(1,718,446)	(133,376)	(1,851,822)
Indexed to Foreign Currency - Dolar (6)	(509,960)	(34,379)	(544,339)
Indexed to Foreign Currency - Reais (6)	(63,690)	(1,763)	(65,453)

		2015	2014
		Notional	Notional
Hedge Instruments
Future Contracts		72,798,063	16,053,248
Foreign Currency - Dollar (7)		72,798,063	16,053,248

Cash Flow Hedge
	2014
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(409,365)	(108,678)	(518,043)
Asset	3,820,303	128,759	3,949,062
Indexed to Foreign Currency - Swiss Franc (1)	599,818	20,210	620,028
Indexed to Foreign Currency - Chile (2)	100,804	4,624	105,428
Indexed in Reais (4)	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Pre Dolar (5) (6)	935,787	97,890	1,033,677
Indexed to Foreign Currency - Euro (7)	905,283	42,386	947,669
Liabilities	(4,229,668)	(237,437)	(4,467,105)
Indexed to Foreign Currency - Pre Dolar (1) (2) (4) (5)	(2,451,465)	(63,132)	(2,514,597)
Indexed to Foreign Currency - Reais (5)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Pre Euro (5)	(659,231)	(108,193)	(767,424)
Indexed to Foreign Currency - Dolar (6)	(487,865)	(40,440)	(528,305)
Indexed to Foreign Currency - Reais (6)	(526,157)	(10,228)	(536,385)

	2013
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(166,190)	(110,280)	(276,470)
Asset	2,863,318	50,346	2,913,664
Indexed to Foreign Currency - Swiss Franc (1)	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)	97,135	6,867	104,002
Indexed to Foreign Currency - Iuan (3)	58,043	1,131	59,174
Indexed in Reais (4)	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dolar (5)	236,560	28,717	265,277
Indexed to Foreign Currency - Euro (6)	209,958	15,409	225,367
Liabilities	(3,029,508)	(160,626)	(3,190,134)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,627,525)	(112,112)	(2,739,637)
CDI (InterBank Deposit Rates) (5)	(204,096)	(32,980)	(237,076)
Indexed to Foreign Currency - Dolar (6)	(161,618)	(12,206)	(173,824)
Indexed to Foreign Currency - Reais (6)	(36,269)	(3,328)	(39,597)

	2015	2014	2013
Hedge Item - Cost
Assets	37,251,860	17,678,432	13,308,608
Lending Operations - Financing and Export Credit and Imports	35,743,885	15,999,182	12,906,917
Promissory Notes - PN	-	-	204,096
Loans and Receivables	641,421	1,023,468	197,595
Brazilian Foreign Debt Bonds	866,554	655,782	-
Liabilities	(1,995,118)	(1,960,197)	2,423,571
Eurobonds	(1,995,118)	(1,960,197)	2,423,571

(1) Operations due April 12, 2016 (12/31/2014 - operations due March 4, 2015 and April 12, 2016 and 12/31/2013 - operations due December 1, 2014, March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are eurobonds.

(2) Operation due April 13, 2016 (12/31/2014 and 12/31/2013 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) In December 31, 2013, operation due December 24, 2014, whose object of "hedge" is an operation of eurobonds.

(4) Operation due March 18, 2016 (12/31/2014 - operations due March 18, 2015, September 18, 2015 and March 18, 2016 and 12/31/2013 - operations due March 18, 2016), whose object of "hedge" is an operation of eurobonds.

(5) Operation maturing between March 18, 2016 and April 1, 2021 (12/31/2014 - operation due October 26, 2015 and April 1, 2021 and 12/31/2013 - operation due April 10, 2018) which hedge objects its securities operation represented by Brazilian External Debt Bonds and loans operation.

(6) Operations maturing between August 2016 and June 2021 (12/31/2014 - operations maturing between May, 2015 and June, 2021 and 12/31/2013 -operations due July 15, 2015 and April 3, 2018 ), whose objects "hedge"contracts are loans from lending institutions.

(7) Operation maturing between January 2016 and December 2024 (12/31/2014 - operation maturing February 2, 2015 and 12/31/2013 - Operations due January 31, 2014) and the updated value of the instruments of R$35,743,844 (12/31/2014 - R$15,991,293 and 12/31/2013 - R$12,904,246), whose object of "hedge" are the loans - loan agreements and credit export and import.

In Consolidated,  between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge Bank deposit certificates (CDB).  In October, 2014 this structure was discontinued.  The effect of marking to market the future contracts net of tax effects  that will be recognized in income and is posted in equity corresponds to a credit of R$904,049 which will be amortized over the contract terms.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$345,373  (2014 - corresponds to a debit in the amount of R$77,261 and 2013 - to a debit in the amount of R$168,050) accounted on Stockholders equity, net of tax effects.

Investment Hedge

On December 31, 2015, the Bank has recorded a transaction of investment hedge on its investment in Santander EFC, with notional value of  R$3,235,019, maturing between January, 2016 to December, 2016 and the effect of R$98,944, of exchange rate changes ecorded in equity, net of taxes.

a.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa using own and third-party derivatives is composed of government securities.

	2015	2014	2013

Financial Treasury Bill - LFT	330,605	1,135,366	763,911
National Treasury Bill - LTN	8,757,097	4,688,978	2,521,736
National Treasury Notes - NTN	757,969	1,763,751	3,017,363
Total	9,845,671	7,588,095	6,303,010

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2015	2014	2013

Loans and receivables	252,033,449	235,690,349	212,734,327
Of which:
Loans and receivables at amortized cost	267,266,449	249,110,881	226,206,449
Provision for impairment losses (impairment)	(15,233,000)	(13,420,532)	(13,472,122)
Loans and advances to customers, net	252,033,449	235,690,349	212,734,327
Loans and advances to customers, gross	267,266,449	249,110,881	226,206,449

Thousands of Reais	2015	2014	2013

Type:
Loans operations (1)	259,797,877	245,690,369	223,329,356
Repurchase agreements	517,536	6,463	55,339
Other receivables (2)	6,951,036	3,414,049	2,821,754
Total	267,266,449	249,110,881	226,206,449
(1) Includes loans, leasing and other loans with credit characteristics.
(2) Refer substantially to Exchange Operations and Other Receivables without characteristics of credit granting.

Note 42-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2015	2014	2013
Loan borrower sector:
Commercial, and industrial	150,880,864	133,087,371	113,571,171
Real estate-construction	36,851,879	31,864,656	25,554,929
Installment loans to individuals	77,407,496	81,893,047	84,312,245
Lease financing	2,126,210	2,265,807	2,768,104
Total (1)	267,266,449	249,110,881	226,206,449
(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

Interest rate formula:
Fixed interest rate	173,018,504	172,649,313	168,304,100
Floating rate	94,247,945	76,461,568	57,902,349
Total	267,266,449	249,110,881	226,206,449

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of year	13,562,811	13,640,545	14,041,578
Impairment losses charged to income for the year	13,723,179	12,048,587	14,356,099
Of which:
Commercial, and industrial	6,634,110	4,875,243	5,186,845
Real estate-construction	91,196	37,891	125,720
Installment loans to individuals	6,765,541	6,867,258	8,802,651
Lease financing	232,332	268,195	240,883
Write-off of impaired balances against recorded impairment allowance	(11,874,231)	(12,126,321)	(14,757,132)
Of which:
Commercial, and industrial	(4,953,324)	(4,493,800)	(3,194,381)
Real estate-construction	(77,412)	(96,715)	(177,394)
Installment loans to individuals	(6,621,809)	(7,336,858)	(11,093,001)
Lease financing	(221,686)	(198,948)	(292,356)
Balance at end of year	15,411,759	13,562,811	13,640,545
Of which:
Loans and advances to customers	15,233,000	13,420,532	13,472,122
Loans and amounts due from credit institutions (Note 5)	178,759	142,279	168,423

Thousands of Reais	2015	2014	2013

Recoveries of loans previously charged off	757,320	855,016	456,310
Of which:
Commercial, and industrial	293,668	184,908	123,280
Real estate-construction	86,360	80,804	77,672
Installment loans to individuals	348,090	559,826	214,764
Lease financing	29,202	29,478	40,594

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$12,965,859 in 2015, R$11,193,571 in 2014 and  R$13,899,789 in 2013.

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais		2015	2014	2013

Balance at beginning of year		14,011,225	14,021,777	16,057,134
Net additions		16,462,385	12,115,769	12,721,775
Derecognized assets		(11,874,231)	(12,126,321)	(14,757,132)
Balance at end of year		18,599,379	14,011,225	14,021,777

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousands of Reais		2015	2014	2013

With no Past-Due Balances or Less than 3 Months Past Due		10,307,442	6,056,246	5,785,220
With Balances Past Due by
3 to 6 Months		3,763,466	3,042,247	3,377,653
6 to 12 Months		4,186,323	4,343,615	4,230,751
12 to 18 Months		265,407	398,782	563,207
18 to 24 Months		20,045	88,955	33,988
More than 24 Months		56,696	81,380	30,958
Total		18,599,379	14,011,225	14,021,777

e) Loan past due for less than 90 days but not classified as impaired

Thousands of Reais	2015	% of total loans past due for less than 90 days	2014	% of total loans past due for less than 90 days

Commercial and industrial	5,072,197	24.27%	4,579,622	23.20%
Mortgage loans	7,551,584	36.13%	6,095,965	30.88%
Installment loans to individuals	8,235,699	39.40%	8,974,454	45.45%
Financial Leasing	41,013	0.20%	93,035	0.47%
Total (1)	20,900,493	100.00%	19,743,076	100.00%
(1) Refers only to loans past due between 1 and 90 days.

f) Lease portfolio at present value

Thousands of Reais		2015	2014	2013

Gross investment in lease transactions		2,453,421	2,577,475	3,143,227
Lease receivables		1,958,409	2,062,375	2,439,551
Unrealized residual values (1)		495,012	515,100	703,676
Unearned income on lease		(1,950,171)	(2,045,227)	(2,394,584)
Offsetting residual values		(495,012)	(515,100)	(703,676)
Leased property and equipment		5,403,234	5,815,891	7,996,409
Accumulated depreciation		(3,203,994)	(3,517,981)	(5,387,661)
Present value adjustement		742,197	981,962	2,156,908
Losses on unamortized lease		197,096	200,972	186,661
Advances for guaranteed residual value		(1,022,695)	(1,235,185)	(2,233,693)
Other assets		2,134	3,000	4,513
Total		2,126,210	2,265,807	2,768,104
(1) Guaranteed residual value of lease agreements.

Unrealized lease income (lease income to appropriate related to minimum payments receivable) is R$327,211 (2014 - R$311,668 and 2013 - R$375,127).

As at December 31, 2015, 2014 and 2013 there were no material agreements for lease contracts.

Breakdown by maturity

Gross investment in lease transactions

Thousands of Reais	2015	2014	2013

Overdue	21,127	35,292	75,723
Due to:
Up to 1 year	1,241,798	1,270,897	1,617,452
From 1 to 5 years	1,184,418	1,263,873	1,439,700
Over 5 years	6,078	7,413	10,352
Total	2,453,421	2,577,475	3,143,227

Report per lease portfolio maturity at present value

Thousands of Reais	2015	2014	2013

Overdue	19,933	32,687	55,037
Due to:
Up to 1 year	1,169,581	1,199,385	1,537,026
From 1 to 5 years	932,501	1,028,807	1,169,336
Over 5 years	4,195	4,928	6,705
Total	2,126,210	2,265,807	2,768,104

g) Transfer of financial assets with retention of risks and benefits

In March 2013, the Bank disposed the loan portfolio amounting R$47,485, with retention of risks and benefits that were not classified to write-off. Contracts and installments of contracts assignment object refer to mortgages, which fall due until October 2041.

In December 31, 2015, the amount recorded on “Loans and advances to customers” related to loan portfolio assigned is R$202,113 (2014 - R$262.515 and 2013 - R$380,736), and R$190,333 (2014 - R$242.024 and 2013 - R$336,040) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

The foregoing transfer was conducted with a recourse clause and the mandatory repurchase is provided for in the following events:

- agreements in default for longer than 90 consecutive days;
- agreements under renegotiation;
- agreements subject to novation pursuant to Resolution 3,401 of the Brazilian Monetary Council (CMN);
- agreements subject to rights of intervention by certain parties to the contract.

The amount of mandatory repurchase will be calculated based on the outstanding balance of credit duly updated on the date of said repurchase.

From the date of transfer, the cash flows of the operations transferred are paid directly to the transferee entity.

10. Non-current assets held for sale

At December 31, 2015, 2014 and 2013, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of year	978,274	324,412	315,315
Foreclosures loans	293,440	337,840	51,010
Capital Increase in Companies held for sale	355,538	-	-
Other assets transferred (1)	-	418,846	-
Sales (2)	(317,321)	(102,850)	(41,937)
Others	102	26	24
Final balance, gross (3)	1,310,033	978,274	324,412
Impairment losses	(72,540)	(48,326)	(49,682)
Impairment as a percentage of foreclosed assets	5.54%	4.94%	15.31%
Balance at end of year	1,237,493	929,948	274,730

(1) On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred to this heading whose current condition is for sale; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5.

(2)  In 2015, refers mainly to the sale by Santander Participações S.A. of all of its interest in Santos Energia and its subsidiaries, and the Special Purpose Entities Gestamp Eólica Sierra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. and Gestamp Eólica Lagoa Nova S.A. In 2014, includes sale of administrative buildings.

(3) Refers mainly to buildings and vehicles arising from executions of loans.

11. Investments in associates and joint ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions require the unanimous consent of all investors.

Significant Influence

Banco Santander considers investments classified as significant influence over the associates who have indication of board members.

a) Breakdown

				Participation %
Jointly Controlled by Banco Santander	Activity	Country	12/31/2015	12/31/2014	12/31/2013
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Financial	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil	50.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)	Securitization	Brazil	13.64%	13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil	11.11%	11.11%	11.11%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1) (4)	Other Activities	Brazil	19.81%	19.81%	20.82%

Jointly Controlled by Getnet S.A.
iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”) (1) (5)	Other Activities	Brazil	50.00%	50.00%	-

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%	21.75%
BW Guirapá I S.A. (2)	Holding	Brazil	-	-	40.57%

			Investments
			12/31/2015	12/31/2014	12/31/2013
Jointly Controlled by Banco Santander			567,367	545,110	512,999
Companhia de Crédito, Financiamento e Investimento RCI Brasil			526,680	502,894	467,362
Norchem Participações e Consultoria S.A.(1)			23,665	23,739	24,254
Cibrasec - Companhia Brasileira de Securitização (1)			10,325	10,236	10,298
Estruturadora Brasileira de Projetos S.A. - EBP (1)			6,697	8,241	11,085

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)			476,640	458,444	434,993
Webmotors S.A. (3)			339,899	327,615	316,784
Tecnologia Bancária S.A. - TECBAN (1) (4)			136,741	130,829	118,209

Jointly Controlled by Getnet S.A.			(2,768)	491	-
iZettle do Brasil (1) (5)			(2,768)	491	-

Significant Influence of Banco Santander			19,504	19,416	115,811
Norchem Holding e Negócios S.A. (1)			19,504	19,416	27,096
BW Guirapá I S.A. (2)			-	-	88,715
Total			1,060,743	1,023,461	1,063,803

		Results of Investments
	1/01 to 12/31/2015	1/01 to 12/31/2014	1/01 to 12/31/2013
Jointly Controlled by Banco Santander	85,993	49,094	68,973
Companhia de Crédito, Financiamento e Investimento RCI Brasil	85,221	54,414	68,162
Norchem Participações e Consultoria S.A.(1)	1,976	4,434	1,225
Cibrasec - Companhia Brasileira de Securitização (1)	340	179	522
Estruturadora Brasileira de Projetos S.A. - EBP (1)	(1,544)	(2,768)	5,530
BW Guirapá I S.A. (2)	-	(7,165)	(6,466)

Jointly Controlled by Santander Serviços	29,309	40,823	16,417
Webmotors S.A. (3)	23,397	21,539	6,479
Tecnologia Bancária S.A. - TECBAN (1) (4)	5,912	19,284	9,938

Jointly Controlled by Getnet S.A.	(491)	(1,779)	-
iZettle do Brasil (1) (5)	(491)	(1,779)	-

Significant Influence of Banco Santander	1,501	2,958	5,952
Norchem Holding e Negócios S.A. (1)	1,501	2,958	5,952
Total	116,312	91,096	91,342

			2015
	Total assets	Total liabilities	Total profit (6)
Jointly Controlled by Banco Santander	9,170,151	7,772,355	180,663
Companhia de Crédito, Financiamento e Investimento RCI Brasil	8,941,842	7,727,367	174,629
Norchem Participações e Consultoria S.A.(1)	73,288	25,958	3,953
Cibrasec - Companhia Brasileira de Securitização (1)	92,495	16,775	1,932
Estruturadora Brasileira de Projetos S.A. - EBP (1)	62,526	2,255	149

Jointly Controlled by Santander Serviços	1,532,631	891,471	83,902
Webmotors S.A. (3)	280,683	38,347	36,636
Tecnologia Bancária S.A. - TECBAN (1) (4)	1,251,948	853,124	47,266

Jointly Controlled by Getnet S.A.	20,210	25,747	(2,420)
iZettle do Brasil (1) (5)	20,210	25,747	(2,420)

Significant Influence of Banco Santander	119,687	30,017	6,902
Norchem Holding e Negócios S.A. (1)	119,687	30,017	6,902
Total	10,842,679	8,719,590	269,047

			2014
	Total assets	Total liabilities	Total profit (6)
Jointly Controlled by Banco Santander	9,575,690	8,102,926	159,601
Companhia de Crédito, Financiamento e Investimento RCI Brasil	9,316,712	8,049,342	148,644
Norchem Participações e Consultoria S.A. (1)	81,395	25,220	8,868
Cibrasec - Companhia Brasileira de Securitização (1)	98,490	23,444	3,618
Estruturadora Brasileira de Projetos S.A. - EBP (1)	79,093	4,920	(1,529)

Jointly Controlled by Santander Serviços	1,191,219	605,654	110,078
Webmotors S.A. (3)	260,531	20,275	31,097
Tecnologia Bancária S.A. - TECBAN (1) (4)	930,688	585,379	78,981

Jointly Controlled by Getnet S.A.	8,438	11,555	(13,380)
iZettle do Brasil (1) (5)	8,438	11,555	(13,380)

Significant Influence of Banco Santander	156,942	67,674	13,602
Norchem Holding e Negócios S.A. (1)	156,942	67,674	13,602
Total	10,932,289	8,787,809	269,901

			2013
	Total assets	Total liabilities	Total profit (6)
Jointly Controlled by Banco Santander	11,293,794	9,308,589	232,545
Companhia de Crédito, Financiamento e Investimento RCI Brasil	9,284,500	8,182,191	154,008
Companhia de Arrendamento Mercantil RCI Brasil	1,705,709	1,022,876	69,485
Norchem Participações e Consultoria S.A. (1)	102,665	54,158	2,450
Cibrasec - Companhia Brasileira de Securitização (1)	106,427	31,235	8,605
Estruturadora Brasileira de Projetos S.A. - EBP (1)	94,493	18,129	(2,003)

Jointly Controlled by Santander Serviços	974,863	512,284	75,269
Webmotors S.A. (3)	221,400	11,388	14,410
Tecnologia Bancária S.A. - TECBAN (1) (4)	753,463	500,896	60,859

Significant Influence of Banco Santander	321,479	475,839	41,777
Norchem Holding e Negócios S.A. (1)	202,264	77,684	27,367
BW Guirapá I S.A. (2)	119,215	398,155	14,410
Total	12,590,136	10,296,712	349,591

b) Changes

The changes in the balance of this item were as follows:
	12/31/2015	12/31/2014	12/31/2013
Jointly Controlled by Banco Santander
Balance at beginning of year	1,004,045	947,992	449,427
Change in the scope of consolidation (2)	-	7,165	-
Capital increases	-	-	2,830
Low/ Additions	(2,768)	(4,393)	418,547
Capital gains	-	368	-
Income from companies accounted for by the equity method	114,811	88,138	85,390
Dividends proposed/received	(74,849)	(35,197)	(8,405)
Others	-	(28)	203
Balance at end of year	1,041,239	1,004,045	947,992

Significant Influence of Banco Santander
Balance at beginning of year	19,416	115,811	22,666
Change in the scope of consolidation (2)	-	(88,715)	-
Additions	-	-	95,000
Income from companies accounted for by the equity method	1,501	2,958	5,952
Dividends proposed/received	(1,413)	(10,638)	(7,807)
Balance at end of year	19,504	19,416	115,811
(1) Companies with a lag of one month for the equity calculation. Accounting for equity income was used on 12/31/2015 the position of 11/30/2015.
(2) On September, 2014 the investment held in BW Guirapá I S.A. by Banco Santander was transferred to Santander Participações and was reclassified to non-current assets held for sale (Note 5).
(3) In March 7, 2014 was concluded acquisition by company Webmotors SA, 100% of the share capital of KM Locanet Ltda - ME (Compreauto).

(4) On 18 July 2014 it was published a Notice to the Market with a view to inform that the country’s leading retail Banks, among them Banco Santander, by means of one of its subsidiaries, (“Shareholders”), executed on July 17, 2014 a new Shareholders’ Agreement of Tecban (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately 4 years from its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by Tecban, thus enhancing the efficiency, quality and points of services to their clients. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body (The General Superintendency of CADE published in the Diário Oficial da União, on October 23, 2014, its decision in which approved, without restrictions, the related transaction).

(5) On July 18, 2014, Banco  Santander now holds 50% of the total corporate capital of iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”), through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3, 2014. iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico. One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution. At the Extraordinary General Meeing held on July 31, 2014, the transfer of the investment held by Banco Santander (5,300 common shares without par value issued by the Izettle do Brasil Meios de Pagamento S.A.) to the capital of Getnet S.A. was approved.

(6) On 31 December 2015, 2014 and 2013 there is no balance to the "Other Comprehensive Income" in these companies.
(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2015, 2014 and 2013.

d) Other information

Details of the principal subsidiaries not consolidated of Banco Santander:

–Companhia de Crédito, Financiamento e Investimento RCI Brasil: A company incorporated in the form of corporation headquartered in Parana, is primarily engaged in the practice of loans in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by financing the dealer network and the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers. On January 29, 2016, the Companhia de Crédito, Financiamento e Investimento RCI Brasil was merged into its subsidiary Banco RCI Brasil S.A. (current corporate name of the Companhia de Arrendamento Mercantil RCI do Brasil). The merger is under approval by the Bacen.

–Webmotors S.A.: A company incorporated in the form of capital company with headquarters in São Paulo and is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other uses or Internet applications, as well as participation in capital in other companies and the management of business ventures and the like. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) andCarsales.com Investments PTY LTD (Carsales), and operations conducted as part of a group of institutions that operate jointly. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the Bank own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2015, 2014 and 2013.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

In thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balance at December 31, 2012	2,648,632	1,960,847	4,525,102	3,759	9,138,340
Additions	335,943	75,239	1,329,411	706	1,741,299
Write-off	(32,857)	(48,032)	(29,178)	-	(110,067)
Transfers	68,766	154,883	(242,158)	-	(18,509)
Balance at December 31, 2013	3,020,484	2,142,937	5,583,177	4,465	10,751,063

Additions	160,091	431,813	1,246,380	-	1,838,284
Additions resulting mergers	-	67,581	587,049	-	654,630
Write-off	(20,574)	(2,757)	(277,438)	-	(300,769)
Transfers	(386,453)	49,416	(171,866)	-	(508,903)
Balance at December 31, 2014	2,773,548	2,688,990	6,967,302	4,465	12,434,305

Additions	15,997	120,378	933,913	-	1,070,288
Additions resulting mergers	-	2,723	4,739	-	7,462
Write-off	(19,991)	(12,233)	(228,324)	-	(260,548)
Transfers	(44,695)	350,889	(314,139)	(706)	(8,651)
Balance at December 31, 2015	2,724,859	3,150,747	7,363,491	3,759	13,242,856

Accumulated depreciation
Balance at December 31, 2012	(367,245)	(1,233,842)	(1,562,102)	-	(3,163,189)
Additions	(58,480)	(236,731)	(431,778)	-	(726,989)
Write-off	18,657	58,338	14,957	-	91,952
Transfers	-	(29)	(26,397)	-	(26,426)
Balance at December 31, 2013	(407,068)	(1,412,264)	(2,005,320)	-	(3,824,652)

Additions	(59,533)	(332,629)	(480,587)	-	(872,749)
Additions resulting mergers	-	-	(652,155)	-	(652,155)
Write-off	1,742	6,725	163,105	-	171,572
Transfers	(310)	(1,627)	(152,052)	-	(153,989)
Balance at December 31, 2014	(465,169)	(1,739,795)	(3,127,009)	-	(5,331,973)

Additions	(83,106)	(343,642)	(602,958)	-	(1,029,706)
Additions resulting mergers	-	(831)	(3,357)	-	(4,188)
Write-off	17,353	10,531	207,420	-	235,304
Transfers	(624)	(19,143)	(76,827)	-	(96,594)
Balance at December 31, 2015	(531,546)	(2,092,880)	(3,602,731)	-	(6,227,157)

Losses from non-recovery (impairment)
Balance at December 31, 2012	(36,923)	-	-	-	(36,923)
Impacts on results	(3,561)	-	-	-	(3,561)
Balance at December 31, 2013	(40,484)	-	-	-	(40,484)

Impacts on results	9,188	-	-	-	9,188
Balance at December 31, 2014	(31,296)	-	-	-	(31,296)

Impacts on results	(2,077)	-	-	-	(2,077)
Write-off	23,588	-	-	-	23,588
Balance at December 31, 2015	(9,785)	-	-	-	(9,785)

Carrying amount
Balance at December 31, 2013	2,572,932	730,673	3,577,857	4,465	6,885,927
Balance at December 31, 2014	2,277,083	949,195	3,840,293	4,465	7,071,036
Balance at December 31, 2015	2,183,528	1,057,867	3,760,760	3,759	7,005,914

The depreciation expenses has been included in the line item “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2015, 2014 and 2013, the Bank has no contractual commitments for the acquisition of tangible.

13. Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and allocated according with operational segments and it was applied according to the operating segments. (note 43).

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. The Bank prepares cash flows considering  several  factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

The impairment test of goodwill was conducted in 2015, 2014 and 2013 and for the current period was not identified any evidence of impairment.

Thousands of Reais			2015	2014	2013

Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/ Commercial Banking			27,217,565	27,217,565	27,217,565
Other/ Commercial Banking			1,115,154	1,053,390	-
Total			28,332,719	28,270,955	27,217,565

	Commercial Banking
	2015	2014	2013
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual	7.5%	7.0%	7.00%
Discount rate (2)	15.20%	14.40%	14.80%

(1) The projections of cash flow are prepared using growth plans and internal budget of the administration, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.11%.

The changes of goodwill in December, 31 2015, 2014 and 2013 were as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of the year	28,270,955	27,217,565	27,217,565
Additions:
Getnet S.A./Super/Bonsucesso(1)	61,764	1,053,390	-
Balance at end of the year	28,332,719	28,270,955	27,217,565

(1) In 2015, investment contract which Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of capital. In 2014, includes the goodwill on the acquisition of all the shares issued by  Getnet  on July 31, 2014 and the result of the acquisition by Aymoré in company Super Pagamentos e Administração de Meios Eletrônicos Ltda.

14. Intangible assets - Other intangible assets

a) Other intangible assets - Breakdown

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

Cost	IT developments	Other assets	Total
Balance at December 31, 2012	3,423,036	214,747	3,637,783
Additions	523,495	132,697	656,192
Write-off	(78,749)	(2,101)	(80,850)
Transfers	24,739	-	24,739
Balance at December 31, 2013	3,892,521	345,343	4,237,864

Additions	571,018	11,841	582,859
Additions resulting mergers	171,071	-	171,071
Write-off	(10,651)	(316)	(10,967)
Transfers	(46,885)	-	(46,885)
Balance at December 31, 2014	4,577,074	356,868	4,933,942

Additions	607,642	3,647	611,289
Additions resulting mergers	759	1	760
Write-off	(11,282)	-	(11,282)
Transfers	28,307	37,200	65,507
Balance at December 31, 2015	5,202,500	397,716	5,600,216

Accumulated amortization
Balance at December 31, 2012	(1,398,385)	(185,917)	(1,584,302)
Additions	(504,285)	(20,642)	(524,927)
Write-off	9,128	418	9,546
Transfers	1,615	(6,788)	(5,173)
Balance at December 31, 2013	(1,891,927)	(212,929)	(2,104,856)

Additions	(468,461)	(20,919)	(489,380)
Additions resulting mergers	(110,193)	-	(110,193)
Write-off	2,155	316	2,471
Transfers	4,153	-	4,153
Balance at December 31, 2014	(2,464,273)	(233,532)	(2,697,805)

Additions	(413,450)	(46,861)	(460,311)
Additions resulting mergers	(115)	-	(115)
Write-off	10,169	-	10,169
Transfers	18,675	13,614	32,289
Balance at December 31, 2015	(2,848,994)	(266,779)	(3,115,773)

Losses from non-recovery (Impairment) - IT
Balance at December 31, 2012	(335)	-	(335)
Additions	(285,862)	-	(285,862)
Write-off	-	-	-
Balance at December 31, 2013	(286,197)	-	(286,197)

Impairment losses on other assets	(5,123)	-	(5,123)
Write-off	5,486	-	5,486
Balance at December 31, 2014	(285,834)	-	(285,834)

Impairment losses on other assets (1)	(670,556)	(8,698)	(679,254)
Transfers	(38,412)	-	(38,412)
Balance at December 31, 2015	(994,802)	(8,698)	(1,003,500)

Carrying amount
Balance at December 31, 2013	1,714,397	132,414	1,846,811
Balance at December 31, 2014	1,826,967	123,336	1,950,303
Balance at December 31, 2015	1,358,704	122,239	1,480,943

(1) In 2015, includes impairment loss of assets in the acquisition and development of software in the amount of R$674,780. The loss in the acquisition and development of software was recorded due to obsolescence function and disruption of these systems.

The amortization expenses has been included in the line item “Depreciation and amortization” in the income statement.

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2015	2014	2013

Customer relationships (1)	221,478	946,571	1,377,072
Prepayments and accrued income	1,383,476	1,289,624	1,255,046
Contractual guarantees of former controlling stockholders (Note 22.d.5)	789,974	783,909	954,325
Actuarial asset (Note 22.c)	-	557	898
Amounts receivable of covenants	8	530,311	399,045
Other receivables (2)	1,407,182	1,515,754	1,098,282
Total	3,802,118	5,066,726	5,084,668

(1) In 2015, the balance shown is net of provision for non-recoverable loss of the asset recorded for the purchase of rights to the provision of payroll services in the amount of R$534,281 recorded in "Impairment losses on other assets (net) - Others". The loss on the rights in the acquisition of payrolls was recorded due to the reduction of the expected return value in the management of payrolls and contracts break history.

(2) Corresponds mainly to receivables from third parties.

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2015	2014	2013

Classification:
Financial liabilities at amortized cost	69,451,498	63,674,201	34,032,289
Total	69,451,498	63,674,201	34,032,289

Type:
Demand deposits (1)	144,596	161,538	251,134
Time deposits (2)	55,795,205	42,044,680	30,510,143
Repurchase agreements	13,511,697	21,467,983	3,271,012
Of which:
Backed operations with Private Securities (3)	84,573	961,359	373,256
Backed operations with Government Securities	13,427,124	20,506,624	2,897,756
Total	69,451,498	63,674,201	34,032,289

Currency:
Reais	33,056,128	39,519,636	16,242,319
Euro	528,465	66,735	497,300
US dollar	35,612,670	24,085,176	17,292,342
Other currencies	254,235	2,654	328
Total	69,451,498	63,674,201	34,032,289
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.
(3) Refers basically to repurchase agreements backed by debentures own issue.

Note 42-d contains a detail of the remaining maturity of financial liabilities at amortized cost and of the related average interest rates.

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2015	2014	2013

Classification:
Financial liabilities at amortized cost	243,042,872	220,644,019	200,155,677
Total	243,042,872	220,644,019	200,155,677

Type:
Demand deposits
Current accounts (1)	15,579,923	15,507,604	15,584,719
Savings accounts	35,984,838	37,938,936	33,589,050
Time deposits	89,986,025	91,552,181	81,350,739
Repurchase agreements	101,492,086	75,645,298	69,631,169
Of which:
Backed operations with Private Securities (2)	61,173,979	46,699,288	41,851,923
Backed operations with Government Securities	40,318,107	28,946,010	27,779,246
Total	243,042,872	220,644,019	200,155,677
(1) Non-interest bearing accounts.
(2) Refers basically to repurchase agreements backed by debentures own issue.

Note 42-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2015	2014	2013

Classification:
Financial liabilities at amortized cost	94,658,300	70,355,249	65,300,548
Total	94,658,300	70,355,249	65,300,548

Type:
Real estate credit notes - LCI (1)	23,795,322	22,669,332	17,077,414
Bonds and other securities	13,465,373	11,784,701	15,903,376
Treasury Bills(3)	55,300,989	33,998,433	28,222,426
Securitization notes (MT100) (4)	-	-	2,247,237
Agribusiness credit notes - LCA (2)	2,096,616	1,902,783	1,681,646
Debentures	-	-	168,449
Total	94,658,300	70,355,249	65,300,548
(1) Real Estate Credit Notes are fixed income securities pegged by mortgages and mortgage-backed securities or liens on property. On December 31, 2015, have maturities between 2016 to 2020.

(2) Agribusiness credit notes are fixed income securities in which resources are allocated to the promotion of agribusiness, indexed between 90.0% to 98.0% of CDI. On December 31, 2015, have maturities between 2016 to 2018.

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2015, have a maturity between 2016 to 2025 (12/31/2014 - have a maturity between 2015 to 2025).

(4) The notes issued by Brazil Foreign were fully redeemed on December 4, 2014.

The breakdown, by currency, of the balance of this account is as follows:

Thousands of Reais
Currency:	2015	2014	2013

Real	82,506,826	59,870,381	50,737,739
US dollar	11,180,678	9,418,869	13,090,912
Swiss Francs	603,889	940,256	1,315,966
Iuan Renminbi/chi	-	-	58,044
Peso/Chile	135,388	101,264	97,887
Iene	35,743	24,479	-
Euro	195,776	-	-
Total	94,658,300	70,355,249	65,300,548

					Average interest (%)
Currency:					2015	2014	2013

Real					12.1%	9.6%	7.2%
US dollar					1.0%	3.0%	3.9%
Swiss Francs					-	1.8%	1.0%
Iuan Renminbi/chi					-	-	10.0%
Peso/Chile					-	4.6%	10.0%
Iene					3.1%	5.6%	-
Total					11.3%	9.6%	7.2%

The changes in the balance of Marketable debt instruments were as follows:

Thousands of Reais					2015	2014	2013

Balance at beginning of the period					70,355,249	65,300,548	54,012,018
Issuances					72,936,057	53,187,121	45,575,270
Payments					(63,516,234)	(55,388,115)	(40,549,791)
Interest (Note 31)					10,047,874	6,347,571	4,355,190
Exchange differences and Others					4,835,354	1,125,481	2,071,089
Transfer Held For Sale					-	(217,357)	-
Others					-	-	(163,228)
Balance at end of the period					94,658,300	70,355,249	65,300,548

At December 31, 2015, 2014 and 2013, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

The note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown of "Bonds and other securities" is as follows:

				Interest rate (p.a)
	Issuance	Maturity	Currency		2015	2014	2013

Eurobonds	mar-11	mar-14	US$	Libor + 2.1%	-	-	2,813,498
Eurobonds	apr and nov-10	apr-15	US$	4.5%	-	2,173,398	1,971,183
Eurobonds	jan and jun-11	jan-16	US$	4.3%	3,268,431	2,256,237	2,005,381
Eurobonds	jun-11	dec-14	CHF	3.1%	-	-	395,378
Eurobonds	feb and sep-12	feb-17	US$	4.6%	5,025,982	3,575,617	3,210,407
Eurobonds (2)	apr-12	apr-16	CHF	3.3%	603,889	412,596	404,185
Eurobonds (2)	mar-13	apr-18	US$	4,5% a 8,4% (1)	-	892,090	786,587
Eurobonds (2)	mar and may-13	mar-16	R$	8.0%	1,255,841	1,258,363	1,283,821
Eurobonds (2)	jun-13	jun-15	CHF	1.1%	-	339,686	332,147
Eurobonds (2)	mar-13	mar-15	CHF	1.7%	-	187,974	-
Eurobonds (2)	apr-12	apr-16	CLP	4.6%	135,388	101,264	-
Eurobonds	oct-14	oct-16	US$	2.0%	102,708	51,488	-
Eurobonds (2)	sep-14	sep-16	JPY	1.8%	35,743	24,480	-
Eurobonds	dec-15	jul-16	US$	2.7%	195,254	-	-
Eurobonds	dec-15	jun-16	EUR	1.0%	170,053	-	-
Eurobonds	jun-15	jan-16	US$	1.1%	173,487	-	-
Eurobonds	jul-15	jan-16	US$	1.1%	839,956	-	-
Eurobonds	aug-15	fev-16	US$	1.2%	510,082	-	-
Eurobonds	aug-15	fev-16	US$	1.1%	291,345	-	-
Others					857,214	511,508	2,700,789
Total					13,465,373	11,784,701	15,903,376

(1) The transaction was settled in advance in the first quarter of 2015 and had compound interest flow: up to April 17, 2013 equal to 4.5% per year in the period from April 18, 2013 to October 17, 2017 equal to 8.4% pa and October 18, 2017 to April 17 2018 equal to 7.0% pa.

(2) Includes R$1,995,118 (12/31/2014 - R$1,960,197 and 12/31/2013 - R$2,423,572) in cash flow hedge operations, being  R$1,255,841 indexed in Reais (12/31/2014 - R$1,258,363 and 12/31/2013 - R$1,283,821), R$603,889 indexed on foreign currency - Swiss Franc (12/31/2014 - R$600,570  and 12/31/2013 - R$983,819), R$135,388 in Chilean Peso (12/31/2014 - R$101,264 and 12/31/2013 - R$97,887) and R$35,743 for market risk hedge operations (12/31/2014 - R$364,166), being R$35.743  (12/31/2014 - R$24,480) indexed to foreing currency - YEN and the value at December 31,2014  R$339,686 and the value at December 31,2013 R$332,147) indexed to foreign currency - Swiss Franc.

The notes issued by Brazil Foreign consolidated in the Financial Statements of Banco Santander, in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, were fully redeemed in December 4th, 2014, on value of US$747,219.

	Issuance	Maturity	Currency		Interest rate (p.a)		2013

Series 2008-1 (1)	may-08	mar-15	US$		6.2%		150,645
Series 2008-2 (1) (2)	aug-08	sep-17	US$		Libor (6 months) + 0.8%		940,146
Series 2009-1 (1)	aug-09	sep-14	US$		Libor (6 months) + 2.1%		40,593
Series 2009-2 (1)	aug-09	sep-19	US$		6.3%		105,135
Series 2010-1 (1)	dec-10	mar-16	US$		Libor (6 months) + 1.5%		420,537
Series 2011-1 (1) (3)	may-11	mar-18	US$		4.2%		237,020
Series 2011-2 (1) (4)	may-11	mar-16	US$		Libor (6 months) + 1.4%		353,161
Total							2,247,237
(1) With charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March, 2015 (the period of this series was extended by three years in August, 2011).
(3) The principal will be paid semiannually in 9 installments from March 2014.
(4) The principal will be paid semiannually in 5 installments from March 2014.

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2015	2014	2013

Subordinated Certificates	jun-06	jul-16	R$ 1,500	105.0% CDI	4,196,347	3,683,128	3,306,909
Subordinated Certificates	oct-06	sep-16	R$ 850	104.5% CDI	2,266,789	1,990,794	1,788,358
Subordinated Certificates	jul-06 to oct-06	jul-16 to jul-18	R$ 447	104.5% CDI	1,230,505	1,080,684	970,794
Subordinated Certificates	may-08 to jun-08	may-13 to may-18	R$ 283	CDI (2)	114,467	114,050	101,659
Subordinated Certificates	may-08 to jun-08	may-13 to jun-18	R$ 268	IPCA (3)	289,196	425,421	368,401
Subordinated Certificates	jul-07	jul-14	R$ 885	104.5% CDI	-	-	1,684,508
Subordinated Certificates	jan-07	jan-14	R$ 250	104.0% CDI	-	-	508,655
Subordinated Certificates	nov-08	nov-14	R$ 100	120.5% CDI	-	-	176,860
Total					8,097,304	7,294,077	8,906,144
(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

		Thousands of Reais			Average Interest Rate (%)
Currency:		2015	2014	2013	2015	2014	2013

Real		8,097,304	7,294,077	8,906,144	14.6%	11.2%	8.5%
Total		8,097,304	7,294,077	8,906,144	14.6%	11.2%	8.5%

The changes in “Subordinated liabilities” were as follows:

					2015	2014	2013

Balance at beginning of year					7,294,077	8,906,144	11,919,151
Payments					(216,075)	(2,495,282)	(3,823,280)
Interest (Note 31)					1,019,302	883,215	810,273
Balance at end of year					8,097,304	7,294,077	8,906,144

Note 42-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

20. Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 27), are as follows:

					12/31/2015	12/31/2014
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	4,943,194	3,361,971
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	5,015,843	3,411,341
Total					9,959,037	6,773,312
(1) Interest quarterly paid from April 29, 2014.
(2) The interest payable semiannually from July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in twelve-months period ended December 31, 2015 were as follows:

					12/31/2015	12/31/2014
Balance at beginning of the period					6,773,312	-
Issues					-	6,000,000
Interest payment Tier I (1)					277,024	239,931
Interest payment Tier II (1)					226,266	195,541
Foreign exchange variation / Others					3,291,470	629,081
Payments of interest - Tier I					(347,201)	(191,466)
Payments of interest - Tier II					(261,834)	(99,775)
Balance at end of the period					9,959,037	6,773,312

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II were recorded against income for the period as "Interest expense and similar charges" (Note 31).

21. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais				2015	2014	2013

Credit card obligations				20,611,690	19,909,272	14,870,988
Unsettled financial transactions(2)				5,814,199	1,106,011	2,916,301
Dividends payable				2,846,433	849,322	1,684,277
Tax collection accounts - Tax payables				879,834	676,405	379,174
Liability associated with the transfer of assets (Note 9.g)				190,333	242,024	336,040
Other financial liabilities (1)				1,730,156	662,701	1,119,182
Total				32,072,645	23,445,735	21,305,962

(1) On December 31, 2014 and 2015 includes the financial liabilities in the amount of R$307 million related to the put option of the commitment of the shares held by Banco Bonsucesso and R$950 million related to the put option having as object the shares held by non-controlling of Getnet SA.

(2) Includes operations to liquidate with BM&FBovespa and payment orders in foreign currency.

Note 42-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

22. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2015	2014	2013

Provisions for pension funds and similar obligations	2,696,653	3,869,728	3,043,311
Provisions for judicial and administrative proceedings, commitments and other provisions	8,713,024	7,257,716	7,849,077
Judicial and administrative proceedings under the responsibility of former controlling stockholders	789,974	783,909	954,325
Judicial and administrative proceedings	7,000,680	5,487,882	5,382,320
Of which:
Civil	1,986,602	1,755,367	1,641,199
Labor	2,501,426	1,982,393	1,938,355
Tax and Social Security	2,512,652	1,750,122	1,802,766
Others provisions (1)	922,370	985,925	1,512,432
Total	11,409,677	11,127,444	10,892,388
(1) In 2015 and 2013, includes R$301,447 and R$987,600 relating to the expenses of projects aimed at improving operational productivity and efficiency.

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais	2015

	Pensions	Other Provisions	Total
Balance at beginning of year	3,869,728	7,257,716	11,127,444
Additions charged to income:
Interest expense and similar charges (Note 31)	404,171	-	404,171
Personnel Expenses (Note 38.a & 22.c)	31,332	-	31,332
Additions to provisions	(3,912)	3,997,463	3,993,551
Actuarial gains/losses	(1,201,893)	-	(1,201,893)
Payments to pensioners and early retirees with a charge to internal provisions	(47,682)	-	(47,682)
Payments to external funds	(354,534)	-	(354,534)
Amount used	-	(2,225,641)	(2,225,641)
Transfer to other assets - actuarial assets (Note 15)	(557)	-	(557)
Transfers, exchange differences and other changes	-	(315,646)	(315,646)
Sale of companies (1)	-	(868)	(868)
Balance at end of year	2,696,653	8,713,024	11,409,677
(1) Sale of Santander Securities.

Thousands of Reais	2014

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	3,043,311	7,849,077	10,892,388
Additions charged to income:
Interest expense and similar charges (Note 31)	318,267	-	318,267
Personnel Expenses (Note 38.a & 22.c)	21,830	-	21,830
Additions to provisions	(3,833)	2,109,856	2,106,023
Payments to pensioners and early retirees with a charge to internal provisions	(66,250)	-	(66,250)
Payments to external funds	(354,117)	-	(354,117)
Amount used	-	(2,666,217)	(2,666,217)
Other Comprehensive Income	910,859	-	910,859
Transfer to other assets - actuarial assets (Note 15)	(339)	-	(339)
Transfers, exchange differences and other changes	-	(35,000)	(35,000)
Balance at end of year	3,869,728	7,257,716	11,127,444

Thousands of Reais	2013

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	5,260,700	7,514,266	12,774,966
Additions charged to income:
Interest expense and similar charges (Note 31)	378,904	-	378,904
Personnel Expenses (Note 38.a & 22.c)	46,341	-	46,341
Additions to provisions	(4,769)	2,697,587	2,692,818
Payments to pensioners and early retirees with a charge to internal provisions	(44,515)	-	(44,515)
Payments to external funds	(315,853)	-	(315,853)
Amount used	-	(3,063,833)	(3,063,833)
Transition Adjustments to the amendments to the IAS 19	(2,265,530)	-	(2,265,530)
Transfer to other assets - actuarial assets (Note 15)	(11,967)	-	(11,967)
Transfers, exchange differences and other changes	-	701,057	701,057
Balance at end of year	3,043,311	7,849,077	10,892,388
(1) Includes, primarily, provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

c) Provisions for pensions and similar obligations

i. Supplemental Pension Plan

The Banco Santander and its subsidiaries sponsor private pension entities and plans exclusive to employees and former employees, pension funds and cash assistance with the purpose of providing retirement and pension benefits that supplement those provided by the government, as defined in the basic regulations of each plan.

• Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully funded by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new employees since March 28, 2005.

- Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds due Deficit in plan. Plan is closed to new entrants since June 3, 2005.

- Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975,closed and settled.

- Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants  since April 28, 2000.

- Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by Banco Santander and the participants. Plan structured as defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants  since September 1, 2005.

- Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, Sponsor funds risk benefits and administrative expenses only. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. Risk benefit modeled as defined benefits. Plan is closed to new entrants  since July 23, 2010.

• Sanprev - Santander Associação de Previdência (Sanprev)

- Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

- Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants  since March 10, 2010.

- Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

• Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

• Other plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi):  is a closed pension entity, which aims at setting up and implementation of benefit plans of pension character, complementary to the general welfare, in the form of legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants. It also has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. On June 8, 2015, through Official Letter 1504/CGTR/DITEC/PREVIC approved the closure of Benefits Plans I, II and III, and the closure of the operating authorization of Fasass as closed Complementary Welfare entity. On 10.11.2015 that entity was abolished with the fall in its CNPJ.

Additionally, Banco Santander is sponsor of health care plans, supplementary retirement and pension plan for retired employees associates, arising from the acquisition process of the Banco Meridional Constituted under the defined benefit plan. On November 11, 2015 Previc approved the transfer process for Banesprev, the conclusion of this process is scheduled for the first half of 2016.

ii. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 12.3% (2014 - 10.9% and 2013 - 11.2%).
- Cabesp, Law 9.656 and others obligations - 12.03% (2014 - 11.0% and 2013 - 11.3%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.5% (2014 - 4.5% and 2013 - 4.5%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans -5.0% (2014 - 5.0% and 2013 - 5.0%).

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

• SantanderPrevi’s Retirees

For the health care plan Retirement SantanderPrevi has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

• Former employees of Banco Real S.A. (retiree by Circulares)

It granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

• Bandeprev’s retirees

The health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

• Officer with Lifetime Benefits (Lifetime Officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no conclusion, being 100% funded by the Bank.

• Life insurance for Banco Real’s retirees

For Retirees from Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Fundação Sudameris where cost is 100% of the retired. It closed group.

• Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards, where the cost is 100% of Fundação Sudameris.

Additionally, it is assured to retired employees, provided they meet certain legal requirements and take full payment of their contributions, the right to maintenance as a beneficiary of the health plan of Banco Santander, in the same healthcare coverage conditions which they enjoyed when the force of their employment contracts. The obligations of Banco Santander in relation to retirees are valued using actuarial calculations based on the present value of current costs.

The funding status of the defined benefit obligations in 2015 and in the last 3 years are as follows:

Thousands of Reais	2015	2014	2013

Present value of the obligations - Post-employment plans:
To current employees	753,697	871,376	585,214
Vested obligations to retired employees	16,772,102	17,019,976	15,912,616
	17,525,799	17,891,352	16,497,830

Less:
Fair value of plan assets	16,275,269	16,067,029	15,271,532
Unrecognized assets (1)	(963,031)	(874,304)	(786,377)
Provisions – Post-employment plans, net	2,213,561	2,698,627	2,012,675

Present value of the obligations - Other similar obligations:
To current employees	315,474	340,123	315,542
Vested obligations to retired employees	5,719,260	5,737,398	5,208,636
	6,034,734	6,077,521	5,524,178

Less:
Fair value of plan assets	5,673,071	4,906,977	4,629,910
Unrecognized assets (1)	(121,429)	-	(135,470)
Provisions – Other similar obligations, net	483,092	1,170,544	1,029,738

Total provisions for pension plans, net	2,696,653	3,869,171	3,042,413
Of which:
Actuarial provisions	2,696,653	3,869,728	3,043,311
Actuarial assets (note 15)	-	557	898
(1) Refers to fully funded plans Banesprev I and III, Sanprev I,II and III, Bandeprev and Plasas.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais	Post-Employment Plans
	2015	2014	2013

Current service cost (note 38.a & 22.b)	20,560	11,189	25,584
Interest cost (net)	187,650	134,076	239,264
Interest on assets not recognized	95,652	-	-
Extraordinary charges:
Other movements	(2,607)	(3,481)	(4,244)
Early retirement cost	-	-	93
Total	301,255	141,784	260,697

Thousands of Reais	Other Similar Obligations
	2015	2014	2013

Current service cost (note 38.a & 22.b)	10,740	10,606	20,757
Interest cost (net)	124,469	(384,410)	139,640
Extraordinary charges:
Other movements	27	(77,165)	(618)
Total	135,236	(450,969)	159,779

The changes in the present value of the accrued defined benefit obligations were as follows:

Thousands of Reais	Post-Employment Plans
	2015	2014	2013

Present value of the obligations at beginning of year	17,891,352	16,497,830	20,668,349
Current service cost	20,560	11,146	25,584
Interest cost	1,877,942	1,770,565	1,721,109
Early retirement cost	-	-	-
Benefits paid	(1,530,082)	(1,445,736)	(1,336,124)
Actuarial (gains)/losses	(753,155)	1,056,019	(4,632,667)
Others	19,182	1,528	51,579
Present value of the obligations at end of year	17,525,799	17,891,352	16,497,830

Thousands of Reais	Other Similar Obligations
	2015	2014	2013

Present value of the obligations at beginning of year	6,077,521	5,524,178	7,033,670
Current service cost	10,740	10,607	20,757
Interest cost	653,206	608,412	615,014
Benefits paid	(421,429)	(342,936)	(291,221)
Actuarial (gains)/losses	(285,304)	279,855	(1,859,513)
Other	-	(2,595)	5,471
Present value of the obligations at end of year	6,034,734	6,077,521	5,524,178

The changes in the fair value of the plan assets were as follows:

Thousands of Reais	Post-Employment Plans
	2015	2014	2013

Fair value of plan assets at beginning of year	16,067,029	15,271,532	17,883,138
Interest (Expense) Income	1,690,293	1,652,774	1,563,927
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	(297,461)	241,663	(3,178,551)
Contributions	298,198	300,624	294,688
Of which:
By the Bank	279,111	280,996	243,109
By plan participants	19,087	19,627	51,579
Benefits paid	(1,482,914)	(1,399,142)	(1,291,645)
Exchange differences and other items	124	(422)	(25)
Fair value of plan assets at end of year	16,275,269	16,067,029	15,271,532

Thousands of Reais	Other Similar Obligations
	2015	2014	2013

Fair value of plan assets at beginning of year	4,906,977	4,629,910	5,473,031
Interest (Expense) Income	528,737	496,373	462,491
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	581,755	187,841	(1,088,686)
Contributions	52,894	50,468	52,870
Of which:
By the Bank	52,894	50,468	47,399
By plan participants	-	-	5,471
Benefits paid	(397,292)	(319,550)	(269,796)
Exchange differences and other items	-	(138,065)	-
Fair value of plan assets at end of year	5,673,071	4,906,977	4,629,910

Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:

Thousands of Reais			Post-Employment Plans
		2015	2014
Experience Plan		(1,299,660)	(580,616)
Changes in Financial Assumptions		2,049,061	(475,403)
Changes in Demographic Assumptions		-	-
Gain (Loss) Actuarial - Obligation		749,401	(1,056,019)
Return on Investment, Return Unlike Implied Discount Rate		(297,271)	241,663
Gain (Loss) Actuarial - Asset		(297,271)	241,663

Thousands of Reais			Other Similar Obligations
		2015	2014
Experience Plan		(433,550)	(80,468)
Changes in Financial Assumptions		718,854	(199,387)
Changes in Demographic Assumptions		-	-
Gain (Loss) Actuarial - Obligation		285,304	(279,855)
Return on Investment, Return Unlike Implied Discount Rate		581,755	187,841
Gain (Loss) Actuarial - Asset		581,755	187,841

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
In thousand of reais	2015	2014	2013

Experience Adjustments in Net Assets	(297,461)	241,663	(3,178,551)

	Other Similar Obligations
In thousand of reais	2015	2014	2013

Experience Adjustments in Net Assets	581,755	187,841	(1,088,686)

The amounts of actuarial obligation of defined benefit plans uninsured and defined benefit plans partially or totally covered are shown below:

In thousand of reais	2015	2014	2013

Defined benefit plans uninsured	826,963	878,550	836,129
Defined benefit plans partially or totally covered	22,734,017	23,090,769	21,061,473

In 2016 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2015.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2015	2014	2013

Equity instruments	0.48%	3.04%	2.10%
Debt instruments	98.54%	93.94%	96.30%
Properties	0.28%	0.32%	0.20%
Other	0.70%	2.70%	1.40%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$2,503,610 (2014 - R$2,578,652 and 2013 - R$2,290,881).

The following table shows the estimated benefits payable at December 31, 2015 for the next ten years:

Thousands of Reais

2016			2,093,610
2017			2,190,694
2018			2,292,247
2019			2,395,038
2020 to 2025			16,568,544
Total			25,540,133

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

Thousands of Reais
		Sensitivity
		(+) 1,0%	(-) 1,0%
Effect on current service cost and interest on actuarial liabilities		88,469	(150,372)
Effects on present value of obligation		719,789	(615,320)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans		Post - Employment Plans

			Duration (in years)
Banesprev Plans I			11.44
Banesprev Plans II			10.71
Banesprev Plans III			8.33
Banesprev Plans IV			16.38
Banesprev Plans V			8.66
Banesprev Pre-75			9.27
Sanprev I			6.62
Sanprev II			15.85
Sanprev III			9.03
Bandeprev Basic			9.03
Bandeprev Special I			6.86
Bandeprev Special II			6.75
SantanderPrevi			6.95
Meridional			6.62

Plans						Other Similar Obligations

Cabesp						12.84
Law 9656						27.69
Bandepe						12.68
Free Clinic						10.90
Lifetime officers						8.90
Circulars (1)						13,16 e 9,94
Life Insurance						8.14
(1) The duration 13.16 refers to the plan of Former Employees of Banco ABN Amro and 9.94 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

		12/31/2015		12/31/2014		12/31/2013
	Pension	Health	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	12.3%	12.0%	10.9%	11.0%	10,7%(1) and 11,2%	10,8%(2) and 11,3%
Rate Calculation of Interest Under Assets to the Next Year	12.3%	12.0%	10.9%	11.0%	11.2%	11.3%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000
(1) For Banesprev II, V and Pré 75 plans.
(2) For Cabesp plans.

d) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of proceedings whose loss is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

d.1) Tax Contingencies: Judicial and Administrative Cases

The Bank and its subsidiaries adhered, in August 2014, to the program of amnesty established by Law 12.996/14.

Joining the program includes administrative charge resulting from the deduction of taxes expenses and interest, with prelimirary decision  that suspended payments related to the IRPJ and da CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Tax and social security contingencies  procedures included in payment  were registered at the time of subscription on  the program through financial settlement in the amount of R$412,602, after the recorded deferred tax assets, was zero in net income.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,015,147 (2013 - R$10,463,919 and 2013 - R$8,593,676): The Bank and its subsidiaries discuss the calculation basis of PIS and Cofins of the Law  9,718/98, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Supremo Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, Supreme Court decision was published admitting the  extraordinary resort interposed by the Union related to PIS and denying the proceed for  the  extraordinary resort interposed by Public Ministry concerning to the Cofins,in this case, been exclusively applicable to Banco Santander suit. On May 28, 2015 in Supreme Court’s  plenary session, the inadmissibility of extraordinary resort  related to Cofins was confirmed in a unanimous decision, that denied the provision of Special Resort interposed by Public Ministry. With this decision, the Cofins plea is decided, prevailing the Fourth Area Federal Regional Court’s judgment, from August 2007, favorable for  Banco Santander. On Agust 19, 2015,  the declaration of embargoes presented by Public Ministry were rejected unanimously at the plenary session of the Supreme Court. There are still  pending of final judgment by the Supreme Court the Banco Santander PIS chargeability, as well as the PIS and Cofins chargeability’s from other controlled subsidiaries. Based on STF's decision, Banco Santander recorded the reversal of provisions made to cover the legal liabilities related to Cofins, amounting R$7,950 million (R$4,770 million, after tax effects).

• Increase in CSLL tax rate - R$795,859 (2014 - R$1,357,957 and 2013 - R$1,217,935) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11.727/2008, in April 2008. Judicial proceedings are pending of  judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

•  CSLL - equal tax treatment - R$52,268 (2014 - R$54,111 and 2013 - R$52,489) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

•  Tax on Services  for Financial Institutions (ISS) - R$755,211 (2014 - R$722,366 and 2013 - R$545,337): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as  services.

• Social Security Contribution (INSS) - R$527,111 (2014 - R$442.583 and 2013 - R$332,259): The Bank and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$657,750 (12/31/2014 – R$0) : In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , BanK and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges, amounting R$1,283 million. Based on the assessment of legal counsel, provision was made to cover the probable loss in the lawsuit.

d.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

d.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, Bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans  -  efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Supremo Tribunal da Justiça (STJ - Justice Supremo Court) decided against the Bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to Banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

d.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$14,469 million, including the following main lawsuits:

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services chalenging the deduction for credit  losses  because they fail to meet the relevant requirements under applicable law. As of December 31, 2015 the amount related to this challenge is approximately R$719 million.

•  INSS on Profit Sharing Payments – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2015 amounts related to these proceedings totaled approximately R$2.711 million.

• IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in complaince with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2015 the amount related to this proceeding is approximately R$262 million.

• Goodwill amortization of Banco Real – The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On December 31, 2015, the figure was R$1,165 million.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On December 31, 2015, the figure was R$516 million.

The labor lawsuits classified as possible loss risk totaled R$93 million, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing -  a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees of the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired until May 22, 1975, filed as Banespa’s Retirees Association. The Superior Labor Court ruled against the Bank. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Chamber of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Plenum of the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$728 million.

d.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of  R$785,837, R$890 e R$3,247 (2014 - R$773,304, R$2,520 and R$8,085 and 2013 - R$948,074, R$3,299 and R$2,952),  with responsibility of the former controlling stockholders of the Banks and acquired entities. Based on the agreements signed  these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

23. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2015	2014	2013

Operating profit before tax	(3,215,718)	6,443,329	4,018,257
Interest on capital (1)	(1,400,000)	(690,000)	(300,000)
Discontinued operations	-	-	2,063,463
Unrealized profits	-	(142)	(1,319)
Income before taxes	(4,615,718)	5,753,187	5,780,401
Rates (25% income and contribution tax and 20% social contribution tax in 2015 and 15% social contribution tax in 2014) and 2013	2,077,073	(2,301,275)	(2,312,160)
PIS and COFINS (net of income and social contribution taxes) (2) (6)	1,861,767	(813,814)	(1,065,515)
Permanent differences:
Equity in subsidiaries	52,340	36,438	36,537
Goodwill(3)	1,252,578	1,471,590	1,454,794
Exchange variation - foreign branches (4)	5,913,741	920,694	1,296,777
Adjustments:
Constitution of income and social contribution taxes on temporary differences (6)	1,266,588	29,257	614,293
Effects of change in rate of social contribution taxes (5)	52,145	11,419	11,420
Other adjustments	573,312	(89,862)	(269,742)
Income and social contribution taxes	13,049,544	(735,553)	(233,596)
Of which:
Current tax	3,631,631	(2,791,425)	(2,771,367)
Deferred taxes	9,417,913	2,055,872	2,537,771
Taxes paid in the year	(1,170,020)	(573,684)	(1,198,409)

(1) Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity since is considered as dividend.

(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a difference of a permanent and definitive nature. Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore deferred tax liability is not record (note 46).

(4) Permanent difference related of foreign currency exchange variation on investiments abroad nontaxable/ deductible (see details below).
(5) Effect of rate differences for the other non-financial corporations, which the social contribution tax rate is 9%.
(6) In 2015, includs the increase in CSLL tax rate

Cofins (7)

In June 2015, Banco Santander recorded the reversal of legal liabilities (recorded under tax liabilities - current) amounting R$7,950 million related to Cofins on the Consolidated Income Statements  "Interest expense and similar charges" amounting R2,057 million and "Income Taxes", amounting to R$5,893 million (Note 22-d.1). The tax effect was recorded on "Income taxes" amounting R$3,180 million. Such gain taxed at the current rates of IR and CSLL, resulted in a R$3,180 of tax expense also recorded in "Income taxes."

With this decision handed down on the lawsuits , the Bank also recognizes the right to offset COFINS paid in the period 1999-2006, under the Income taxes of R$381,597 and under Interest and similar income update as to tax offset the amount of R$383,560. The amount of taxes on these revenues amounted to R$306,102.

Hedge of Investments abroad

Banco Santander operate a branch in the Cayman Islands and Santander Brasil EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which  are extended to our customers for working capital and trade-related financings.

The functional currency of Santander EFC is the euro, so the exchange rate differences generated for converting that investment to the real are recorded in "Other comprehensive income". In the case of the Cayman branch, its functional currency is the real. Thus, the foreign exchange differences of operations that are carried out in US dollars are recorded as a result.To hedge exposure to foreign exchange variations, the Bank uses derivative. According to Brazilian tax rules, gains or losses resulting from the impact of the appreciation or depreciation of the real on foreign investment are not taxable for PIS purposes / COFINS / IR / CSLL, while gains or losses from derivatives used as hedges are taxable.The purpose of these derivatives is to protect the net result after tax. Whereas the effect of exchange rate changes are not taxable, and the effect of changes in these derivatives suffer taxation, the notional of the derivative contracts is greater than the amount of net assets protected.

In the case of Santander EFC, the Bank uses hedge accounting (Net Investment Hedge). Changes in the value of derivatives, as well as related tax effect, are recorded in other comprehensive income, offsetting the exchange differences produced by the conversion of the investment for real when the hedges are effective.

In the case of the Cayman Islands branch, the Bank does not use hedge accounting. Exchange differences of operations in dollars and the effects of derivatives used for economic protection (futures contracts) are recorded in income. The different tax treatment of such exchange differences result in volatility in Income (Loss) Operating Before Tax and Tax on income account. Exchange rate variations recorded in results from operations in dollars in the Cayman branch in the six months ended December 31, 2015, resulted in a gain of R$13,987 million. On the other hand, contracts for derivatives contracted to cover these positions generated a loss in earnings account (losses) on financial assets and liabilities of R$24,906 million. The tax effect of these derivatives impacted the line Income taxes, generating a tax gain of R$10,919 million consisting of R$1,158 million PIS / COFINS and R$9,761 million IR and CSLL.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2015	2014	2013

Profit/(loss) before tax	(3,215,718)	6,443,329	4,018,257
Income tax	(13,049,544)	735,553	233,596
Effective tax rate (1)	405.80%	11.42%	5.81%

(1) In 2015, 2014 and 2013, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) (note 36) the effective tax rate would have been 18.3%, 29.6% and 40.7%, respectively. In 2015 there were the gain on the Cofins judicial action (see  disclosure above), which excluding the effects the effective tax rate would be 19.1%.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousands of Reais	2015	2014	2013

Tax credited to equity	4,943,957	2,477,167	2,198,259
Measurement of available-for-sale securities	2,743,797	756,760	1,225,330
Measurement of cash flow hedges	267,511	4,667	95,999
Measurement of investment hedges	1,137,484	467,992	-
Defined benefit plan	795,165	1,247,748	876,930
Tax charged to equity	(1,255,867)	(748,528)	(1,180,250)
Measurement of available-for-sale securities	(1,251,773)	(654,582)	(866,412)
Measurement of cash flow hedges	(2,250)	(86,675)	(47,999)
Measurement of investment hedges	-	-	(265,839)
Defined benefit plan	(1,844)	(7,271)	-
Total	3,688,090	1,728,639	1,018,009

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais	2015	2014	2013

Deferred Tax assets	30,575,504	20,038,000	19,195,626
Of which:
Temporary differences (1)	29,538,257	18,333,315	17,131,721
Tax loss carryforwards	381,888	1,049,326	1,366,178
Social contribution taxes 18%	655,359	655,359	697,727
Tax offset	-	-	2,073
Total deferred tax assets	30,575,504	20,038,000	19,197,699

Deferred tax liabilities	817,125	312,420	1,623,593
Of which:
Excess depreciation of leased assets	185,531	245,471	539,223
Adjustment to fair value of trading securities and derivatives	631,594	66,949	1,084,370
Total deferred tax liabilities	817,125	312,420	1,623,593

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for judicial and administrative proceedings, and the effect of the fair value of financial instruments.

It was not recorded deferred tax assets related to tax loss and temporary differences in amount of R$1,438,349 in 2015 (R$1,234,794 on tax loss of Banco Santander). Based on a technical study for the realization of deferred tax assets and liabilities drawn up by the Directors of Banco Santander, these tax credits should be accounted to the extent that it becomes probable that future taxable profit will allow their recovery.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousands of Reais	Balances at December 31, 2014	Adjustment to Income	Valuation adjustments (1)	Other (3)	Acquisition / Merger	Balances at December 31, 2015

Deferred tax assets	20,038,000	8,866,221	1,575,891	93,991	1,401	30,575,504
Temporary differences	18,333,315	9,535,994	1,575,891	93,991	(934)	29,538,257
Tax loss carryforwards	1,049,326	(669,773)	-	-	2,335	381,888
Social contribution taxes 18%	655,359	-	-	-	-	655,359
Deferred tax liabilities	312,420	(551,692)	962,406	93,991	-	817,125
Temporary differences	312,420	(551,692)	962,406	93,991	-	817,125
Total	19,725,580	9,417,913	613,485	-	1,401	29,758,379

Thousands of Reais	Balances at December 31, 2013	Adjustment to Income	Valuation adjustments (1)	Other (3)	Acquisition / Merger	Balances at December 31, 2014

Deferred tax assets	19,195,626	1,807,815	105,838	(1,187,475)	116,196	20,038,000
Temporary differences	17,131,721	2,222,326	105,838	(1,187,475)	60,905	18,333,315
Tax loss carryforwards	1,366,178	(372,143)	-	-	55,291	1,049,326
Social contribution taxes 18%	697,727	(42,368)	-	-	-	655,359
Deferred tax liabilities	1,623,593	(248,057)	124,359	(1,187,475)	-	312,420
Temporary differences	1,623,593	(248,057)	124,359	(1,187,475)	-	312,420
Total	17,572,033	2,055,872	(18,521)	-	116,196	19,725,580

Thousands of Reais		Balances at December 31, 2012	Adjustment to Income	Valuation adjustments (1)	Adjustment to Income - Discontinued Operations (2)	Balances at December 31, 2013

Deferred tax assets		17,956,432	1,895,688	(655,143)	(1,351)	19,195,626
Temporary differences		15,002,202	2,786,013	(655,143)	(1,351)	17,131,721
Tax loss carryforwards		2,256,503	(890,325)	-	-	1,366,178
Social contribution taxes 18%		697,727	-	-	-	697,727
Deferred tax liabilities		3,565,381	(642,083)	(1,299,705)	-	1,623,593
Temporary differences		3,565,381	(642,083)	(1,299,705)	-	1,623,593
Total		14,391,051	2,537,771	644,562	(1,351)	17,572,033
(1) It relates to tax recognized in equity.
(2) Tax effect on income in Santander Asset.
(3) In 2014, refers to the net of deferred taxes, which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

Year				Temporary differences	Tax loss carryforwards	Social contribution taxes 18%

2016				4,350,725	179,404	14,146
2017				3,780,522	76,178	-
2018				5,234,573	11,917	29,522
2019				3,332,974	48,527	24,032
2020				3,636,596	2,233	19,997
2021 to 2023				8,758,473	61,628	223,372
2024 to 2025				444,394	2,001	344,290
Total				29,538,257	381,888	655,359

f) Current Taxes

The current tax assets refers, basically, to the balance of Income and Social Contribution Taxes Offset.

24. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2015	2014	2013

Accrued expenses and deferred income (1)	2,480,666	2,444,231	2,127,999
Transactions in transit	900,089	631,611	571,901
Provision for share-based payment	186,526	250,062	224,559
Other (2)	3,282,915	2,020,981	2,003,299
Total	6,850,196	5,346,885	4,927,758
(1) Corresponds, mainly, the payments to be made - personnel expenses.
(2) Includes credits for funds to be released.

25. Other Comprehensive Income

The balances of Other Comprehensive Income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the Consolidated Statement of Changes in Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts attributable to subsidiaries, investments in associates and joint ventures are presented, on a line by line basis, in the appropriate items based on their nature.

It should be noted that the consolidated Statements of Comprehensive Income includes the changes to Other Comprehensive Income as follows:

- Revaluation gains (losses): This includes the amount of the gains, net of losses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

- Amounts transferred to income statement: This includes the amount of the revaluation gains (losses) previously recognized in equity, even in the same year, which are subsequently recognized in the income statement.

- Amounts transferred to the initial carrying amount of hedged items: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other transfers: This includes the amount of the transfers made in the year between the various Other Comprehensive Income items.

In the Consolidated Statements of Comprehensive Income the amounts in "Other Comprehensive Income" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Available-for-sale financial assets

Other Comprehensive Income—Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7), net of taxes.

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Available-for-sale financial assets at December 31, 2015, 2014 and 2013 is as follows:

In thousand of reais			2015
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	2,110	(2,692,507)	(2,690,397)	57,720,858
Private-sector debt securities	10,585	(67,277)	(56,692)	9,382,416

Equity instruments
Domestic	213,299	(111,627)	101,672	1,162,332
Of which:
Listed	119,436	(99,357)	20,079	77,299
Unlisted	93,863	(12,270)	81,593	1,085,033
Total	225,994	(2,871,411)	(2,645,417)	68,265,606

In thousand of reais			2014
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	137,165	(286,905)	(149,740)	52,557,244
Private-sector debt securities	283,541	(124,230)	159,311	20,953,454

Equity instruments
Domestic	535,849	(472,128)	63,721	1,653,644
Of which:
Listed	467,854	(431,239)	36,615	542,188
Unlisted	67,995	(40,889)	27,106	1,111,456
Total	956,555	(883,263)	73,292	75,164,342

In thousand of reais			2013
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	11,686	(392,463)	(380,777)	29,615,457
Private-sector debt securities	109,671	(141,782)	(32,111)	15,341,815

Equity instruments
Domestic	367,509	(426,568)	(59,059)	1,329,810
Of which:
Listed	330,760	(390,800)	(60,040)	403,295
Unlisted	36,749	(35,768)	981	926,515
Total	488,866	(960,813)	(471,947)	46,287,082

At each reporting date, the Bank assesses whether there is any objective evidence indicating that the available-for-sale financial assets (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, any default or late payments, issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s industry which might affect its ability to pay; iii) changes in the fair value of the security analyzed, and  analysis of the reasons of such changes—whether they are specific to the security or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the equity instrument being evaluated are assessed, the duration and significance of the decline in its market price below cost is taken into account. Nevertheless, it should be noted that the Bank assesses, on a case-by-case basis each of the equity instruments that have incurred losses, and monitors the performance of their market prices, recognizing an impairment loss as soon as it is determined that the recoverable amount could be decreased.

If, after completing the above assessment, the Bank considers that the presence of one or more of these factors affect recovery of the cost of the financial asset, an impairment loss is recognized in the consolidated income statement for the amount of the loss in equity under Other Comprehensive Income. Also, where the Bank does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the financial asset is written down to its fair value.

b) Cash flow hedges

Other Comprehensive Income—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 8).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged items.

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Incomes—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (Note 8).

Other Comprehensive Income—Exchange differences includes the net amount of the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (Note 2.a).

The Bank has recorded a transaction of investment hedge on its investment in Santander EFC, an independent subsidiary in Spain. Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

26. Non-controlling interests

“Non-controlling interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousands of Reais	2015	2014	2013

Santander Leasing S.A. Arrendamento Mercantil	421	408	395
Santander Brasil Advisory Services S.A	516	473	451
Super Pagamentos e Administração de Meios Eletrônicos S.A.	14,664	-	-
Getnet S.A.	176,278	155,217	56,932
Banco Bonsucesso Consignado S.A.	5,014	-	-
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	238,169	224,075	231,323
Total	435,062	380,173	289,101

Thousands of Reais	2015	2014	2013

Profit attributable to non-controlling interests	50,086	77,753	124,630
Of which:
Santander Leasing S.A. Arrendamento Mercantil	38	17	17
Santander Brasil Advisory Services S.A	49	24	28
Super Pagamentos e Administração de Meios Eletrônicos S.A.	(2,379)	-	-
Getnet S.A.	35,932	37,912	49,427
Banco Bonsucesso Consignado S.A.	4,996	-	-
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	10,859	40,182	74,468
Other companies	591	(382)	690

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of year	380,173	289,101	237,130
Inclusion of companies (1)	16,608	60,744	-
Dividends paid	(2,754)	(47,216)	(104,280)
Profit attributable to non-controlling interests	50,086	77,753	124,630
Transition Adjustments to the amendments to the IAS 19	5,916	(209)	(6,029)
Market Value	-	-	37,650
Others	(14,967)	-	-
Balance at end of year	435,062	380,173	289,101
(1) In 2015 refers to the participation of non - controlling of Super, in and 2014 refers to Getnet S.A..

27. Shareholders’ equity

a) Capital

According to the bylaws,  Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 9.090.909.090 (Nine  Billion, Ninety Million, Nine Hundred and Nive Thousand and Ninety) shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value:

	Thousands of shares
	2015			2014
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	56,306	81,280	137,586	127,192	153,105	280,297
Foreign residents	3,794,666	3,630,833	7,425,499	3,742,658	3,577,885	7,320,543
Total shares	3,850,972	3,712,113	7,563,085	3,869,850	3,730,990	7,600,840
(-) Treasury shares	(20,218)	(20,218)	(40,436)	(29,612)	(29,612)	(59,224)
Total outstanding	3,830,754	3,691,895	7,522,649	3,840,238	3,701,378	7,541,616

	Thousands of shares
				2013
				Common	Preferred	Total
Brazilian residents				346,006	372,775	718,781
Foreign residents				3,523,844	3,358,215	6,882,059
Total shares				3,869,850	3,730,990	7,600,840
(-) Treasury shares				(18,572)	(18,572)	(37,144)
Total outstanding				3,851,278	3,712,418	7,563,696

To reflect the impact of the subsidy Program and Bonus and Grouping of Shares in the context of the Optimization Plan Reference Equity approved on Extraordinary Shareholders’ Meeting on March 18, 2014 and effective on June 2, 2014, all information relating the shares have been adjusted retrospectively for all periods presented.

Issuance costs of the Global Offering of Shares held in October 2009, have been reclassified from Capital to Reserves heading for a better presentation amounting R$193,616.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends of earnings based on (i) balance sheets or earning reserves from the last balance sheets; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully attributed to the mandatory dividend.

			2015
			Thousands of Reais	Real per Thousand Shares / Units
				Common	Preferred	Units

Intercalary Dividends (1) (3)			150,000	18.9474	20.8421	39.7895
Intermediary Dividends (2) (4)			3,050,000	385.8116	424.3927	810.2043
Intercalary Dividends (3) (7)			1,600,000	202.7412	223.0153	425.7564
Interest on Capital (4) (7)			1,400,000	177.3985	195.1384	372.5369
Total			6,200,000
(1) Established by the Board of Directors in March 2015.
(2) Established by the Board of Directors in September 2015.
(3) Established by the Board of Directors in December 2015.
(4) Established by the Board of Directors in December 2015, Common Shares - R$150.7887, preferred - R$165.8676 and Units - R$316.6563 net of taxes.

(5) The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from August 28, 2015, without any compensation to the restatement.

(6) The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from October 05, 2015, without any compensation to the restatement.

(7) The amount of  the interim dividends and interest on capital are fully input into the mandatory dividends for the year 2015 and will be paid from February 25, 2016, without any compensation as monetary correction.

	2014
	Thousands of Reais	Reais per Thousand Shares / Units
		Common	Preferred	Units

Interim Dividends (1) (5)	99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (5)	120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (5)	400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3) (6)	220,000	27.7738	30.5512	58.3250
Interest on Capital (4) (6)	690,000	87.2120	95.9332	183.1452
Total	1,530,000
(1) Established by the Board of Directors in March 2014.
(2) Established by the Board of Directors in June 2014.
(3) Established by the Board of Directors in September 2014.
(4) Established by the Board of Directors in December 2014, common R$74.1309, preferred - R$81.5442 e units - R$155.6751, net of taxes.

(5) The amount of interim and intercalary dividends were fully attributed to supplementary and mandatory dividends for the year 2014 and were paid from August 28, 2014, without any compensation to the restatement.

(6) The amount of intercalary dividends were fully attributed to supplementary and mandatory dividends for the year 2014 and were paid from February 26, 2015, without any compensation to the restatement.

	2013
	Thousands of Reais	Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital (1) (5)	300,000	37.7153	41.4868	79.2021
Interim Dividends (2) (6)	650,000	81.7268	89.8995	171.6263
Interim Dividends (3) (7)	450,000	56.6816	62.3497	119.0313
Interim Dividends (4) (8)	285,196	35.9422	39.5364	75.4786
Intercalary Dividends (4) (8)	714,804	90.0840	99.0924	189.1764
Total	2,400,000
(1) Established by the Board of Directors in March 2013, common shares - R$32,0580, preferred shares - R$35,2638 and Units R$67,3217 net of taxes.
(2) Established by the Board of Directors in June 2013.
(3) Established by the Board of Directors in September 2013.
(4) Established by the Board of Directors in December 2013.
(5) The amount of interest on capital were allocated to the mandatory dividend for the year 2013 and both were paid on August 29, 2013, without compensation to the restatement.
(6) The amount of interim dividends were allocated to the additional dividends, for the year 2013 and were paid on August 29, 2013, without any compensation to the restatement.

(7) The amount of interim dividends, R$144,473 were fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 were attributed to supplementary dividends for the year 2013 and both were paid from February 26, 2014, without any compensation to the restatement.

(8) The amount of interim dividends were fully attributed to mandatory dividends for the year 2013 and were paid on February 26, 2014 without any compensation to the restatement.

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: reserve of goodwill for the subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, repayment or purchase of shares of our treasury; incorporation of the capital, or payment of dividends to preferred shares in certain circumstances.

Reserve for equalization dividend

After the destination of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be destinated to constitute a reserve for equalization of dividends, which is limited to 50% of the Capital. This reserve aims to ensure funds for the payment of dividends, including the form of Interest on Capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury shares

In the meeting held on November 3, 2015, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2015, the buyback program of Units or ADRs of the Bank, by the Bank or by the Bank´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 39,391,314 Units, representing 39,391,314 common shares and 39,391,314 preferred shares, which, on October 31, 2015, corresponded to approximately 1.04% of the Bank’s share capital. On September 30, 2015, the Bank held 393.913.149 common shares and 421.717.564 preferred shares being traded regarding the buyback program.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Bank’s employees, as well as the companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 4, 2015, and it will expire on November 4, 2016.

In 2015, 13,871,197 Units were acquired, 4,445,568 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on December 31, 2015, amounting to 25,956,806 Units (12/31/2013 - 16,531,177 Units and 12/31/2013 - 11,823,638 Units) equivalent to R$375,337 (12/31/2014 - R$230,420 and 12/31/2013 - R$177,122). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.28 e R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$317,094 (12/31/2014 - R$215,036 and 12/31/2013 - R$114,585). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$6.17 e US$10.21. The market value of these shares on  December 31, 2015 was R$16.04  per Unit and US$3.89 per ADR. In the period ended December 31, 2015, due to the Optimization Plan PR, were registered amount of R$95.
At the EGM held on December 14, 2015, the cancellation of 37,757,908 treasury shares equivalent to R$268,573 iwas approved, totaling R$423,953 (12/31/2014 - R$445,501 and 12/31/2013 - R$291,707) of treasury shares.

Additionally, in the year ended December 31, 2015, treasury shares were traded, that resulted in a loss of R$3,918 (2014 - R$4,926 and 2013 - R$716) recorded directly in equity in capital reserves.

e) Plan to Optimize the Regulatory Capital

On September 26, 2013, the Bank disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan  had the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (end of the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP) were satisfied. The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dolars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes  shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event;  (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share. These events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that are not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from  Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Offer and Banco Santander filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain has published a Material Fact regarding the Exchange Offers Results held on October 30, 2014. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank, thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the USA. As consequence of the Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

28. Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

	2015	2014	2013

Profit attributable to the Parent	9,783,740	5,630,023	5,723,494
From continued operations	9,783,740	5,630,023	3,660,031
From discontinued operations	-	-	2,063,463

Earnings per share - Continued operations (Brazilian Reais)
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	1,236.96	709.69	460.35
Preferred shares	1,360.66	780.66	506.38
Net Profit attributable - Basic (Brazilian Reais)
Common shares	4,748,896	2,733,205	1,776,356
Preferred shares	5,034,844	2,896,818	1,883,675

Earnings per share - Discontinued operations (Brazilian Reais)
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	-	-	259.54
Preferred shares	-	-	285.49
Net Profit attributable - Basic (Brazilian Reais)
Common shares	-	-	1,001,479
Preferred shares	-	-	1,061,984

Weighted average shares outstanding - Basic
Common shares	3,839,159	3,851,278	3,858,717
Preferred shares	3,700,299	3,710,746	3,719,858

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2015	2014	2013

Profit attributable to the Parent	9,783,740	5,630,023	5,723,494
From continued operations	9,783,740	5,630,023	3,660,031
From discontinued operations	-	-	2,063,463

Earnings per share - Continued operations (Brazilian Reais)
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	1,235.79	709.40	460.16
Preferred shares	1,359.36	780.34	506.18
Net Profit attributable - Basic (Brazilian Reais)
Common shares	4,748,810	2,733,184	1,776,342
Preferred shares	5,034,930	2,896,839	1,883,689
Earnings per share - Discontinued operations (Brazilian Reais)
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	-	-	259.43
Preferred shares	-	-	285.38
Net Profit attributable - Basic (Brazilian Reais)
Common shares	-	-	1,001,471
Preferred shares	-	-	1,061,992

Weighted average shares outstanding (in thousands) - Diluted
Common shares	3,842,744	3,852,823	3,860,239
Incremental shares from stock options granted under Stock Option Plan - Units (1)	3,585	1,545	1,522

Preferred shares	3,703,884	3,712,291	3,721,380
Incremental shares from stock options granted under Stock Option Plan - Units (1)	3,585	1,545	1,522

29. Operational Ratios

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their  risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 5.5% from October 1, 2013 to December 31, 2014. The minimum Principal Capital requirement of 4.5% from October 1, 2013.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect on October 01, 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements  (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

	Financial Consolidated
Thousands of Reais	2015 (1)	2014 (2)	2013 (2)

Tier I Regulatory Capital	52,785,049	58,592,358	63,594,727
Principal Capital	47,840,179	55,228,661	63,594,727
Supplementary capital	4,944,870	3,363,697	-
Tier II Regulatory Capital	5,182,065	4,970,999	2,701,014
Regulatory Capital (Tier I and II)	57,967,114	63,563,357	66,295,741
Required Regulatory Capital	40,531,194	40,010,083	37,936,111
Portion of Credit Risk (3)	36,355,897	35,527,889	34,199,529
Market Risk Portions (4)	2,300,969	2,807,798	2,047,595
Operational Risk Portion	1,874,328	1,674,396	1,688,987
Basel I Ratio	14.3	16.1	18.4
Basel Principal Capital	13.0	15.2	18.4
Basel	15.7%	17.5%	19.2%
(1) Amounts calculated based on the consolidated information provided by Consolidated Prudencial
(2) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).
(3) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Circular 3,644 of March 4, 2013.

(4) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE) which is not an extension of the Financial Statements. A report with further details of the structure and methodology will be disclosed at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On December 31, 2015, 2014 and 2013 Banco Santander classifies for said index.

30. Interest and similar income

“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The breakdown of the main items of interest and similar charges accrued in 2015, 2014 and 2013 is as follows:

Thousands of Reais	2015	2014	2013

Cash and balances with the Brazilian Central Bank	4,625,467	5,951,667	6,796,728
Loans and amounts due from credit institutions	5,075,636	4,114,877	751,248
Loans and advances to customers	41,844,940	37,083,942	35,737,244
Debt instruments	14,872,834	10,419,408	6,529,253
Other interest	3,451,323	1,354,022	1,402,573
Total	69,870,200	58,923,916	51,217,046

31. Interest expense and similar charges

“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2015, 2014 and 2013 is as follows:

Thousands of Reais	2015	2014	2013

Deposits from credit institutions	4,584,244	3,216,162	1,774,488
Customer deposits	20,666,382	18,079,417	13,516,868
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	10,047,874	6,347,571	4,355,190
Subordinated liabilities (note 19)	1,019,302	883,215	810,273
Debt Instruments Eligible to Compose Capital (note 20)	503,290	435,472	-
Pensions (note 22.b)	404,171	318,267	378,904
Other interest (1)	1,307,826	2,415,300	1,902,102
Total	38,533,089	31,695,404	22,737,825
(1) Include R$2,057 million related to the reversal of legal obligations related to cofins.

32. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2015	2014	2013

Equity instruments classified as:
Financial assets held for trading	44,312	52,910	16,608
Available-for-sale financial assets	85,703	75,762	22,004
Other financial instruments at fair value through profit or loss	12,866	93,630	42,674
Total	142,881	222,302	81,286

33. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2015	2014	2013

Collection and payment services:
Bills	654,340	572,886	509,850
Demand accounts	1,496,535	1,364,654	1,380,304
Cards	3,479,361	3,562,098	3,583,818
Checks and other	154,400	160,486	181,898
Orders	318,322	303,149	258,421
Total	6,102,958	5,963,273	5,914,291

Marketing of non-Banking financial products:
Investment funds	982,533	954,697	970,503
Insurance	2,156,230	1,693,475	1,683,391
Capitalization	15,765	275,569	298,654
Total	3,154,528	2,923,741	2,952,548

Securities services:
Securities underwriting and placement	280,471	278,926	207,439
Securities trading	105,979	123,731	133,266
Administration and custody	81,154	91,321	95,592
Asset management	1,705	1,771	2,108
Total	469,309	495,749	438,405

Other:
Foreign exchange	597,620	441,347	384,727
Financial guarantees	507,921	378,698	321,651
Other fees and commissions	2,235,023	1,651,030	730,001
Total	3,340,564	2,471,075	1,436,379

Total	13,067,359	11,853,838	10,741,623

34. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2015	2014	2013

Fees and commissions assigned to third parties (1)	1,520,480	1,539,947	1,836,202
Other fees and commissions	2,063,370	1,548,005	804,965
Total	3,583,850	3,087,952	2,641,167
(1) Composite, principally, by Credit cards.

35. Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2015	2014	2013

Held for trading (1)	(19,936,801)	2,270,059	(2,599,638)
Other financial instruments at fair value through profit or loss (2)	46,859	(77,624)	44,000
Financial instruments not measured at fair value through profit or loss	(120,523)	512,190	1,406,375
Of which: Available-for-sale financial assets
Debt instruments	385,605	528,824	1,418,546
Equity instruments	(506,128)	(16,634)	(12,171)
Hedging derivatives and other	7,606	43,538	3,376
Total	(20,002,859)	2,748,163	(1,145,887)
(1) Includes the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary (note 23).

(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

36. Exchange differences (net)

"Exchange differences" shows the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.  On December 31, 2015 the amount was R$9,189,213, of which R$51,118,218 Revenue with Cambias variations and R$41,929,005 of expenses Exchange Variations (2014 - R$13,920,938 of revenue and R$17,556,538 of expenses and 2013 - R$7,235,388 of revenue and R$6,684,329 of expenses).

37. Other operating income (expense)

The breakdown of "Other operating income (expense)" is as follows:

Thousands of Reais	2015	2014	2013

Other operating income	566,006	332,343	415,852
Other operating expense	(668,444)	(572,539)	(657,080)
Contributions to fund guarantee of credit - FGC	(244,685)	(230,281)	(203,660)
Total	(347,123)	(470,477)	(444,888)

38. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2015	2014	2013

Wages and salaries	4,655,400	4,512,303	4,314,508
Social security costs	1,316,282	1,203,028	1,169,289
Benefits	1,183,902	1,092,996	1,050,829
Defined benefit pension plans (note 22.b)	31,332	21,830	46,341
Contributions to defined contribution pension plans	78,785	65,434	65,422
Share-based compensation	175,976	74,148	133,224
Training	92,883	98,963	135,043
Other personnel expenses	264,232	134,740	130,954
Total	7,798,792	7,203,442	7,045,610

b) Share-Based Compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be elegible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions.  These amounts are recorded under Other liabilities (Note 24) and personnel expenses (Note 38).

b.1) Local Program

The Local Program Banco Santander is divided into two types of independent plans: (i) share purchase plans and (ii) share delivery plans.

The Extraordinary stockholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates -  Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an EGM, which approved the grant of the Incentive Long - Term Incentive Plan (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an EGM, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates  (PSP 2013).

(i) Share purchase plans

The purchasing action plans consist of the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

Long-Term Incentive  Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise comprises between June 30, 2014  and June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Long-Term Incentive Plan – SOP 2013: It is a stock option plan with 3 years of vesting. The period for the exercise comprises between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

(ii) Stock Delivery Plans

The stock delivery plans consist of the Long Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

PSP Plan: Compensation Plan based on shares settled in cash, with vesting period of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery Units.

b.1.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

				PSP 2013/ SOP 2013	SOP, PI12 - PSP, PI13 - PSP and PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank				% of Exercisable Shares
1st				100%	50%	100%
2nd				75%	35%	75%
3th				50%	25%	50%
4th				-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

			PSP 2013	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment			Binomial	Binomial	Binomial	Binomial
Volatility			40.00%	57.37%	57.37%	57.37%
Probability of Occurrence			60.27%	37.59%	26.97%	43.11%
Risk-Free Rate			11.80%	10.50%	10.50%	11.18%

				PSP 2013	SOP 2014	SOP plan
Method of Assessment				Black&Scholes	Black&Scholes	Binomial
Volatility				40.00%	40.00%	57.37%
Rate of Dividends				3.00%	3.00%	5.43%
Vesting Period				3 years	3 years	3 years
Average Exercise Time				5 years	5 years	3,72 years
Risk-Free Rate				11.80%	10.50%	11.18%
Probability of Occurrence				60.27%	71.26%	43.11%
Fair Value of the Option Shares				R$5,96	R$6,45	R$7,19

The average value of shares SANB11(Shares of the Bank in BM&FBovespa) of the year is R$14.96 (2014 - R$15.06 and 2013 - R$14.07).

On 2015, daily pro-rata expenses amounting R$11,642 (2014 - R$85,898 and 2013 - R$43,404), relating to the SOP plan and R$ 7,775 (2014 - R$2,692 and 2013 - R$5,390) relating to the PSP plan. Also recorded in the period a loss with the movement of the market value of the share of the PSP Plan in the amount of R$1,122 as "Gains (losses) on financial assets and liabilities (net) - Others".

					Date of
					Commencement	Expiration
	Number of	Exercise			of Exercise	Date of Exercise
	Units	Price in Reais	Year Granted	Employees	Period	Period
Final Balance on December 31, 2013	35,654,230
Cancelled (PI 14 - PSP) options	(1,536,735)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(13,300,678)	14.31	2011	Managers	10/26/11	06/30/16
Cancelled (SOP - 2013) options	(804,121)	14.43	2013	Managers	06/30/16	06/30/18
Cancelled (PSP - 2013) options	(163,544)		2013	Managers	08/13/13	06/30/16
Granted (PSP - 2013) options	295,957		2013	Managers	08/13/13	06/30/16
Cancelled (SOP) options	(4,903,768)	23.50	2010	Managers	02/03/10	06/30/14
Exercised (PI 14 - PSP) options	(180,574)		2012	Managers	05/29/12	06/30/14
Exercised (SOP delivery 2014) options	(1,230,303)		2011	Managers	10/26/11	06/30/16
Final Balance on December 31, 2014	13,830,464
Cancelled (SOP - 2013) options	(748,408)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(117,453)		2013	Managers	08/13/13	06/30/16
Cancelled (SOP delivery 2014) options	(52,500)	14.31	2011	Managers	10/26/11	06/30/16
Exercised (SOP delivery 2014) options	(248,499)		2011	Managers	10/26/11	06/30/16
Final Balance on December 31, 2015	12,663,604
SOP 2014	727,426	14.31	2011	Managers	10/26/11	06/30/16
SOP 2013	9,490,217	14.43	2013	Managers	06/30/16	06/30/18
PSP 2013	2,445,961		2013	Managers	08/13/13	06/30/16
Total	12,663,604

b.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Banco Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives identified by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the grantees. The first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14). Therefore since 2009 a new cycle beginnings and the closure of a previous cycle. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan.

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: TSR and growth in Earnings / Benefit for Action (BPA).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions thats relate to just one performance condition, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

In 2014, it was released  a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV.  This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14

Expected volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

	Number of Units	Granted Year	Employees	Data of Commencement of Exercise Period	Data of Expiry of Exercise Period

Final Balance on December 31, 2013	379,685
Plan I14	(379,685)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2014	-
Plan I14	-	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2015	-
Total	-

Global Plan CRD-IV:
			2 years	3 years	4 years
Future income Dividend			11.1%	10.8%	9.5%
Expected Volatility			32.7%	34.7%	36.9%
Volatility comparator			12% -52%	16% - 56%	16% - 52%
Risk-free interest rate			1.7%	2.1%	2.5%
Correlation			0.6	0.6	0.6

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the TSR of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification (2015) and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in dollars. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

	Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period

Balance Plans on December 31, 2014	-	2014	Managers
Balance Plans on December 31, 2015	-

On 2015, pro rata expenses were recognized in the amount of R$6,760 (2014 - R$7,491 and 2013 - R$3,215), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b.3) Variable Remuneration

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a share-based bonus plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance  and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the Bank’s shares.

The referenced variable remuneration in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective undentified.

a) Identified Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares and the remainder will be 100% paid in cash. On the year ended on December 31, 2015, was recorded expense amounting R$89,961 (2014 - R$28,371 and 2013 - R$80,022), regarding the provision of the plan and 64,593 to pay half in shares and half in cash and 25,368 with cash paymentand, recorded gain with the oscillation of the share market value of the plan in the amount of R$1,583 (2014 - R$2,814 e 2013 - R$1,781) as personnel expenses.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the year ended on December 31, 2015, there were expense of  R$59,797 (2014 - R$41,553 and 2013 - R$1,193).

39. Other administrative expenses

a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2015	2014	2013

Property, fixtures and supplies	1,268,498	1,209,401	1,247,901
Technology and systems	1,192,533	1,106,392	1,109,716
Advertising	523,343	467,096	461,465
Communications	481,217	501,419	572,965
Per diems and travel expenses	160,135	140,986	170,782
Taxes other than income tax	128,022	78,389	88,696
Surveillance and cash courier services	614,596	573,697	570,368
Insurance premiums	20,975	17,004	14,522
Specialized and technical services	1,820,657	2,004,874	1,990,547
Technical reports	406,755	404,548	401,467
Others specialized and technical services	1,413,902	1,600,326	1,589,080
Other administrative expenses	506,364	639,116	577,788
Total	6,716,340	6,738,374	6,804,750

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Millions of Reais	2015	2014	2013

Audit of the annual financial statements of the companies audited by Deloitte (constant scope of consolidation)	12.0	10.4	12.7
Audit Related	1.5	1.3	-
Taxes	-	0.1	1.3
Others	1.7	0.4	0.4
Total	15.2	12.2	14.4

Services provided by other audit firms totaled R$4.2 million (2014 - R$6.2 million and 2013 - R$3.5 million).

40. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2015	2014	2013

Gains	787,628	87,696	460,203
On disposal of tangible assets (1)	30,478	87,696	123,305
On disposal of investments (2)	757,150	-	336,898
Losses	(7,013)	(850)	(313)
On disposal of tangible assets	(502)	(143)	(313)
On disposal of investments	(6,511)	(707)	-
Total	780,615	86,846	459,890
(1) In 2013 - R$121,391 related to the gain on sale of property for Fundo Imobiliário. This fund has administration and management by third parties.
(2) In 2015 includes a gain of R$750,550, related to the operation with the sale of Santander Securities Services Brasil DTVM S.A. (note 3.c).

41. Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

It refers basically to the result on disposal of property received in the processes of recovery of loans to customers and the provision of the recoverable value of these assets.

42. Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2015, 2014 and 2013 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, "maximum potential amount of future payments" significantly exceeds inherent losses.

Thousands of Reais	2015	2014	2013

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	42,836,334	38,386,017	30,428,391
Financial guarantees	41,183,159	37,034,862	29,073,448
Performance guarantees	521,373	565,032	511,028
Financial letters of credit	874,661	523,608	580,847
Other	257,141	262,515	263,068
Other contingent exposures	774,383	948,300	785,111
Documentary Credits	774,383	948,300	785,111
Total Contingent Liabilities	43,610,717	39,334,317	31,213,502

Commitments
Loan commitments drawable by third parties (1)	91,960,299	98,592,601	100,549,513
Total Commitments	91,960,299	98,592,601	100,549,513

Total	135,571,016	137,926,918	131,763,015
(1) Includes the approved limits and unused overdraft, credit card and others.

Financial guarantees are provided to our clients in respect of their obligations to third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such guarantee. Additionally, we may hold cash or other highly liquid collateral for these guarantees. These guarantees are subject to the same credit evaluation performed on the origination of loans.

We expect many of these guarantees to expire without the need to disburse any cash. Therefore, in the ordinary course of business, we expect that these guarantees will have virtually no impact on our liquidity.

Performance guarantees are issued to guaranteed customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment intermediary between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and monitoring standards. The guarantees granted on behalf of our customers are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned customers is checked as well as the probability of those guarantees to be executed. In case that any doubt on the customer’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

The provision for losses on the non-recovery guarantees and other securities (Note 9.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.i.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$385.169 (2014 - R$325,039 and 2013 - R$234,766).

b) Off-balance-sheets funds under management

Banco Santander has under its management investment funds for which we do not hold any substantial participation interests and we do not act as principal over the funds, and therefore no ownership in such funds.Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreoever, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal. See note 2.w for further information in this respect.

The detail of off-balance-sheets funds managed by the Bank is as follows:

Thousands of Reais						2015	2014	2013 (1)

Funds under management						2,542,286	4,591,810	4,404,165
Total						2,542,286	4,591,810	4,404,165
(1) In 2013, was held the sale of Asset Management segment and disposal of all shares of Santander Brasil Asset.

c) Third-party securities held in custody

At December 31, 2015, the Bank held in custody debt securities and equity instruments totaling R$38,412,152 (2014 - R$398,499,007 and 2013 - R$66,691,116) entrusted to it by third parties.

d) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	2015
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	57,826,436	26,530,459	4,786,458	-	-	-	89,143,353	14.5%
Debt instruments (2)	109,808	5,094,088	11,456,643	30,805,793	14,821,110	53,426,537	115,713,979	9.6%
Equity instruments	2,140,969	-	-	-	-	-	2,140,969	-
Loans and amounts due from credit institutions	29,064,151	781,340	1,298,609	2,448,123	133,299	8,697,116	42,422,638	9.5%
Loans and advances to customer	22,662,559	73,674,326	59,527,021	54,371,603	18,227,451	23,570,489	252,033,449	22.2%
Total	1 11,803,923	106,080,213	77,068,731	87,625,519	33,181,860	85,694,142	501,454,388	17.2%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	943,539	29,303,606	24,374,967	8,819,650	3,346,250	2,663,486	69,451,498	12.1%
Customer deposits(1)	52,009,232	74,456,462	39,245,968	62,868,721	14,305,045	157,444	243,042,872	14.1%
Marketable debt securities (1)	-	16,639,669	26,833,967	50,815,528	298,178	70,958	94,658,300	8.7%
Subordinated liabilities	-	-	7,685,328	411,976	-	-	8,097,304	14.6%
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	9,959,037	9,959,037	-
Other financial liabilities	199,805	30,095,592	1,438,387	31,862	-	307,000	32,072,646	-
Financial liabilities held for trading:
Short positions	-	-	-	2,865,813	7,915,932	9,265,886	20,047,631	11.8%
Derivatives	5,600	2,666,788	1,863,221	2,953,682	2,122,437	12,728,409	22,340,137	-
Total	53,158,176	153,162,117	101,441,838	128,767,232	27,987,842	35,152,220	499,669,425	12.4%
Difference (assets less liabilities)	58,645,747	(47,081,904)	(24,373,107)	(41,141,713)	5,194,018	50,541,922	1,784,963

	2014
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	33,434,065	22,168,842	300,941	-	-	-	55,903,848	10.9%
Debt instruments	-	15,337,090	20,758,336	34,258,870	17,315,307	33,041,806	120,711,409	10.5%
Equity instruments	2,948,094	-	-	-	-	-	2,948,094	-
Loans and amounts due from credit institutions	14,735,346	1,333,206	4,844,420	1,430,260	466,904	6,107,261	28,917,397	11.5%
Loans and advances to customer	9,110,511	66,015,934	71,124,998	57,395,636	14,967,223	17,076,047	235,690,349	22.6%
Total	60,228,016	104,855,072	97,028,695	93,084,766	32,749,434	56,225,114	444,171,097	17.0%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	182,108	31,587,311	19,689,042	8,331,404	2,228,999	1,655,337	63,674,201	11.1%
Customer deposits(1)	54,303,688	59,729,834	25,106,427	68,866,674	12,637,396	-	220,644,019	11.2%
Marketable debt securities(1)	-	17,563,577	30,819,783	19,969,449	1,907,628	94,812	70,355,249	10.8%
Subordinated liabilities	-	-	199,124	6,747,305	347,648	-	7,294,077	11.2%
Debt Instruments Eligible to Compose Capital	-	147,165	-	-	-	6,626,147	6,773,312	-
Other financial liabilities	60,649	21,614,192	1,430,693	103,355	9,923	226,923	23,445,735	-
Total	54,546,445	130,642,079	77,245,069	104,018,187	17,131,594	8,603,219	392,186,593	10.9%
Difference (assets less liabilities)	5,681,571	(25,787,007)	19,783,626	(10,933,421)	15,617,840	47,621,895	51,984,504

	2013
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	38,920,767	11,778,318	1,015,125	-	-	-	51,714,210	9.8%
Debt instruments	-	2,754,014	6,309,666	21,339,947	22,819,908	14,680,086	67,903,621	9.0%
Equity instruments	2,999,721	-	-	-	-	-	2,999,721	-
Loans and amounts due from credit institutions	7,490,700	28,071,361	478,145	1,073,002	1,491,784	7,438,304	46,043,296	11.0%
Loans and advances to customer	9,038,989	62,080,061	58,199,577	54,892,176	13,727,561	14,795,963	212,734,327	18.1%
Total	58,450,177	104,683,754	66,002,513	77,305,125	38,039,253	36,914,353	381,395,175	15.6%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	323,975	9,668,294	14,162,039	7,026,789	1,565,974	1,285,218	34,032,289	9.7%
Customer deposits(1)	49,261,396	49,287,931	26,569,482	59,895,690	14,906,679	234,499	200,155,677	8.1%
Marketable debt securities(1)	-	13,057,198	21,314,224	25,334,738	5,392,554	201,834	65,300,548	7.9%
Subordinated liabilities	-	508,655	1,861,368	6,232,972	303,149	-	8,906,144	8.5%
Other financial liabilities	128,479	20,241,811	448,067	27,792	144,733	315,080	21,305,962	-
Total	49,713,850	92,763,889	64,355,180	98,517,981	22,313,089	2,036,631	329,700,620	8.3%
Difference (assets less liabilities)	8,736,327	11,919,865	1,647,333	(21,212,856)	15,726,164	34,877,722	51,694,555
(1) Include obligations which may be subject to early repayment, being: sight and time deposits, repurchase agreements with customers, LCI and LCA.
(2) In 2015, includes Held to maturity investments.

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated balance sheets, based on the nature of the related items, is as follows:

Equivalent Value in Thousands of Reais				2015
				Assets	Liabilities

Cash and balances with the Brazilian Central Bank				230,881	-
Financial assets/liabilities held for trading				2,109,665	2,276,540
Available-for-sale financial assets				4,142,821	-
Loans and receivables				36,418,917	-
Financial liabilities at amortized cost				-	58,294,796
Total				42,902,284	60,571,336

Equivalent Value in Thousands of Reais				2014
				Assets	Liabilities

Cash and balances with the Brazilian Central Bank				206,750	-
Financial assets/liabilities held for trading				52,511	1,423,571
Available-for-sale financial assets				7,112,048	-
Loans and receivables				35,662,235	-
Financial liabilities at amortized cost				-	33,775,217
Total				43,033,544	35,198,788

Equivalent Value in Thousands of Reais				2013
				Assets	Liabilities

Cash and balances with the Brazilian Central Bank				95,974	-
Financial assets/liabilities held for trading				691,203	530,290
Available-for-sale financial assets				2,210,754	-
Loans and receivables				24,309,163	-
Financial liabilities at amortized cost				-	32,352,778
Total				27,307,094	32,883,068

f) Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais				2015
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Cash and Balances With The Brazilian Central Bank	89,143,353	89,143,353	-	89,143,353	-
Held to maturity investments	10,097,836	9,257,519	5,551,476	3,706,043	-
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	42,422,638	42,374,349	-	42,374,349	-
Loans and advances to customers (note 9)	252,033,449	251,174,713	-	251,174,713	-
Loans and receivables - Debt instruments	11,957,161	11,457,378	-	11,457,378	-
Total	405,654,437	403,391,574	5,551,476	397,840,098	-

Thousands of Reais				2014
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Cash and Balances With The Brazilian Central Bank	55,903,848	55,903,848	-	55,903,848	-
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	28,917,397	28,878,632	-	28,878,632	-
Loans and advances to customers (note 9)	235,690,349	235,086,295	-	235,086,295	-
Total	320,511,594	319,868,775	-	319,868,775	-

Thousands of Reais				2013
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Cash and Balances With The Brazilian Central Bank	51,714,210	51,714,210	-	51,714,210	-
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	46,043,184	46,005,357	-	46,005,357	-
Loans and advances to customers (note 9)	212,734,327	212,734,327	-	212,734,327	-
Total	310,491,721	310,453,894	-	310,453,894	-

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais				2015
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	69,451,498	69,452,213	-	69,452,213	-
Customer deposits (note 17) (*)	243,042,872	243,002,908	-	-	243,002,908
Marketable debt securities (note 18)	94,658,300	95,486,114	-	95,486,114	-
Subordinated liabilities (note 19)	8,097,304	8,142,296	-	8,142,296	-
Debt Instruments Eligible to Compose Capital (note 20)	9,959,037	9,959,037	-	9,959,037	-
Other financial liabilities (note 21)	32,072,645	30,815,646	-	-	30,815,646
Total	457,281,656	456,858,214	-	183,039,660	273,818,554
(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

Thousands of Reais				2014
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	63,674,201	63,698,255	-	63,698,255	-
Customer deposits (note 17) (*)	220,644,019	220,800,026	-	-	220,800,026
Marketable debt securities (note 18)	70,355,249	71,058,657	-	71,058,657	-
Subordinated liabilities (note 19)	7,294,077	7,382,396	-	7,382,396	-
Debt Instruments Eligible to Compose Capital (note 20)	6,773,312	6,773,312	-	6,773,312	-
Other financial liabilities (note 21)	23,445,735	23,445,735	-	-	23,445,735
Total	392,186,593	393,158,381	-	148,912,620	244,245,761
(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

Thousands of Reais				2013
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	34,032,289	34,033,116	-	34,033,116	-
Customer deposits (note 17) (*)	200,155,677	200,224,854	-	-	200,224,854
Marketable debt securities (note 18)	65,300,548	65,768,037	-	65,768,037	-
Subordinated liabilities (note 19)	8,906,144	9,034,361	-	9,034,361	-
Other financial liabilities (note 21)	21,305,962	21,313,528	-	-	21,313,528
Total	329,700,620	330,373,896	-	108,835,514	221,538,382
(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

The methods and assumptions to estimate the fair value are defined below:

- Cash and Balances With The Brazilian Central Bank - The carrying amount is approximated to the fair value.

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

- Deposits from Bacen and credit institutions and Customer deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 2.e.

g) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases. Total future minimum payments of non-cancelable operating leases as of December 31, 2015 is R$3,199,111, of which R$640,132 up to 1 year, R$1,873,889 from 1 year to up to 5 years and R$685,090 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$696 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in 2015 fiscal year were R$659,332 (2014 - 679,379).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

h) Obligation offset and settlement agreements

Obligation offset and settlement agreements - Resolution CMN 3.263/2005  – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

i) Contingent assets

On December 31, 2015, 2014 and 2013 no contingent assets were recorded.

j) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2015
Thousands of Reais
Interest and similar income	69,870,200
Net fee and commission income	9,483,509
Impairment losses on financial assets (net)	(13,633,989)
Other income and expense	(3,867,959)
Interest expense and similar charges	(38,533,089)
Third-party input	(7,061,296)
Materials, energy and others	(520,831)
Third-party services	(4,632,346)
Impairment of assets	(1,220,645)
Other	(687,474)
Gross added value	16,257,376
Retention
Depreciation and amortization	(1,490,017)
Added value produced	14,767,359
Investments in affiliates and subsidiaries	116,312
Added value to distribute	14,883,671
Added value distribution
Employee	6,829,965	45.9%
Compensation	4,824,615
Benefits	1,300,788
Government severance indemnity funds for employees - FGTS	391,608
Other	312,954
Taxes	(2,527,787)	-17.0%
Federal	(3,023,224)
State	659
Municipal	494,778
Compensation of third-party capital - rental	747,667	5.0%
Remuneration of interest on capital	9,833,826	66.1%
Dividends and interest on capital	6,200,000
Profit Reinvestment	3,583,740
Profit (loss) attributable to non-controlling interests	50,086

Total	14,883,671	100.0%

	2014		2013
Thousands of Reais
Interest and similar income	58,923,916		51,217,046
Net fee and commission income	8,765,886		8,100,456
Impairment losses on financial assets (net)	(11,271,605)		(14,118,071)
Other income and expense	(1,350,357)		(3,087,835)
Interest expense and similar charges	(31,695,404)		(22,737,825)
Third-party input	(5,958,217)		(6,336,244)
Materials, energy and others	(511,384)		(523,510)
Third-party services	(4,653,478)		(4,705,062)
Impairment of assets	3,751		(344,580)
Other	(797,106)		(763,092)
Gross added value	17,414,219		13,037,527
Retention
Depreciation and amortization	(1,362,129)		(1,251,916)
Added value produced	16,052,090		11,785,611
Added value received from transfer
Investments in affiliates and subsidiaries	91,096		91,342
Added value to distribute	16,143,186		11,876,953
Added value distribution
Employee	6,312,224	39.1%	6,168,058	51.9%
Compensation	4,578,960		4,444,516
Benefits	1,187,751		1,165,825
Government severance indemnity funds for employees - FGTS	310,561		277,496
Other	234,952		280,221
Taxes	3,425,169	21.2%	1,199,844	10.1%
Federal	3,366,835		1,143,472
State	1,235		682
Municipal	57,099		55,690
Compensation of third-party capital - rental	698,017	4.3%	724,390	6.1%
Remuneration of interest on capital	5,707,776	35.4%	3,784,661	31.9%
Dividends and interest on capital	1,430,193		1,444,473
Profit Reinvestment	4,199,830		2,215,558
Profit (loss) attributable to non-controlling interests	77,753		124,630

Total	16,143,186	100.0%	11,876,953	100.0%

43. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

The income statements and other significant data are as follows:

Thousands of Reais	2015

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	27,040,507	4,296,604	31,337,111
Income from equity instruments	142,881	-	142,881
Income from companies accounted for by the equity method	116,312	-	116,312
Net fee and commission income	8,240,868	1,242,641	9,483,509
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(9,068,985)	(849,454)	(9,918,439)
Other operating income (expense)	(335,318)	(11,805)	(347,123)
TOTAL INCOME	26,136,265	4,677,986	30,814,251
Personnel expenses	(7,123,390)	(675,402)	(7,798,792)
Other administrative expenses	(6,449,732)	(266,608)	(6,716,340)
Depreciation and amortization	(1,361,330)	(128,687)	(1,490,017)
Provisions (net)	(4,012,922)	11,628	(4,001,294)
Impairment losses on financial assets (net)	(12,365,037)	(1,268,952)	(13,633,989)
Impairment losses on non-financial assets (net)	(1,220,161)	(484)	(1,220,645)
Other non-financial gains (losses)	831,108	-	831,108
OPERATING PROFIT BEFORE TAX (1)	(5,565,199)	2,349,481	(3,215,718)

Other:
Total assets	524,192,046	81,202,482	605,394,528
Loans and advances to customers	185,371,651	66,661,798	252,033,449
Customer deposits	223,165,976	19,876,896	243,042,872

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$11,531,844 due to the effects of the devaluation of the Real against the Dollar in 2015, the Profit before Tax for the Commercial Bank segment was R$ 5,966,646.

Thousands of Reais	2014

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	25,042,170	2,186,342	27,228,512
Income from equity instruments	222,302	-	222,302
Income from companies accounted for by the equity method	91,096	-	91,096
Net fee and commission income	7,748,888	1,016,998	8,765,886
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,480,288)	592,852	(887,436)
Other operating income (expense)	(450,936)	(19,541)	(470,477)
TOTAL INCOME	31,173,232	3,776,651	34,949,883
Personnel expenses	(6,597,680)	(605,762)	(7,203,442)
Other administrative expenses	(6,493,024)	(245,350)	(6,738,374)
Depreciation and amortization	(1,226,196)	(135,933)	(1,362,129)
Provisions (net)	(2,030,408)	(5,829)	(2,036,237)
Impairment losses on financial assets (net)	(10,710,448)	(561,157)	(11,271,605)
Impairment losses on non-financial assets (net)	13,943	(10,192)	3,751
Other non-financial gains (losses)	101,482	-	101,482
OPERATING PROFIT BEFORE TAX (1)	4,230,901	2,212,428	6,443,329
PROFIT FROM DISCONTINUED OPERATIONS	-	-	-

Other:
Total assets	447,099,883	73,131,027	520,230,910
Loans and advances to customers	177,426,688	58,263,661	235,690,349
Customer deposits	199,721,072	20,922,947	220,644,019

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$1,668,111 due to the effects of the devaluation of the Real against the Dollar in 2014, the Profit before Tax for the Commercial Bank segment was R$5,899,012.

Thousands of Reais	2013

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	26,327,797	2,151,424	28,479,221
Income from equity instruments	81,286	-	81,286
Income from companies accounted for by the equity method	91,342	-	91,342
Net fee and commission income	7,241,003	859,453	8,100,456
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,316,450)	721,622	(594,828)
Other operating income (expense)	(421,691)	(23,197)	(444,888)
TOTAL INCOME	32,003,287	3,709,302	35,712,589
Personnel expenses	(6,455,616)	(589,994)	(7,045,610)
Other administrative expenses	(6,546,946)	(257,804)	(6,804,750)
Depreciation and amortization	(1,133,710)	(118,206)	(1,251,916)
Provisions (net)	(2,740,200)	47,382	(2,692,818)
Impairment losses on financial assets (net)	(13,836,802)	(281,269)	(14,118,071)
Impairment losses on non-financial assets (net)	(343,560)	(1,020)	(344,580)
Other non-financial gains (losses)	563,413	-	563,413
OPERATING PROFIT BEFORE TAX (1)	1,509,866	2,508,391	4,018,257
PROFIT FROM DISCONTINUED OPERATIONS	2,063,463	-	2,063,463

Other:
Total assets	394,381,593	58,671,102	453,052,695
Loans and advances to customers	168,475,404	44,258,923	212,734,327
Customer deposits	182,451,259	17,704,418	200,155,677

(1)  Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$2,367,430 due to the effects of the devaluation of the Real against the Dollar in 2013, the Profit before Tax for the Commercial Bank segment was R$3,877,296.

44. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the business transactions performed by the Bank with its related parties on December 31, 2015, 2014 and 2013:

a) Key-person management compensation

The Board of Directors' meeting held on January 29, 2015, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2015, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting held on April 30, 2015.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to  their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousands of Reais	2015	2014	2013

Fixed compensation	69,779	53,170	47,536
Variable compensation	108,087	86,990	91,306
Other	15,246	14,971	13,555
Total Short-term benefits	193,112	155,131	152,397
Share-based payment	11,777	23,697	30,841
Total Long-term benefits	11,777	23,697	30,841
Total (1)	204,889	178,828	183,238
(1) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate.

Additionally, on 2015, witholding taxes were collected on management compensation in the amount of R$28,044 (2014 - R$28,493 and 2013 - R$28,109).

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2015, 2014 and 2013:

	2015
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,066	0.1%	3,088	0.1%	6,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	180,655	4.7%	208,438	5.6%	389,093	5.1%
Total	3,830,754		3,691,895		7,522,649
Treasury shares	20,218	0.5%	20,218	0.5%	40,436	0.5%
Total	3,850,972	100.0%	3,712,113	100.0%	7,563,085	100.0%
Free Float (2)	391,533	10.2%	419,338	11.3%	810,871	10.7%

	2014
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	207,812	5.1%	207,812	5.3%	415,624	5.2%
Employees	4,098	0.1%	4,121	0.1%	8,219	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	189,107	5.2%	216,888	6.2%	405,995	5.7%
Total	3,840,238		3,701,378		7,541,616
Treasury shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	401,017	10.4%	428,821	11.5%	829,838	10.9%

	2013
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,115,472	28.8%	1,027,471	27.5%	2,142,943	28.2%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC	196,462	5.1%	196,462	5.3%	392,924	5.1%
Employees	2,802	0.1%	2,824	0.1%	5,626	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	723,201	18.7%	751,838	20.2%	1,475,039	19.5%
Total	3,851,278		3,712,418		7,563,696
Treasury shares	18,572	0.5%	18,572	0.5%	37,144	0.4%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	922,465	23.8%	951,124	25.5%	1,873,589	24.7%
(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and other.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and on an arm´s lenght basis.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Reais	2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	23,245,276	954,190	805,572
Financial assets for trading - Derivatives net	(265,491)	-	(536,215)
Banco Santander, S.A. – Spain	(265,491)	-	-
Abbey National Treasury Services Plc	-	-	(156,976)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(379,239)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	23,248,821	-	136,634
Banco Santander, S.A. – Spain (3) (5)	23,248,821	-	-
Banco Santander Totta, S.A.	-	-	1,303
Abbey National Treasury Services Plc	-	-	135,165
Bank Zachodni	-	-	101
Banco Santander, S.A. – Mexico	-	-	65
Loans and advances to customers	-	11,112	1,205,153
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	753,581
Webmotors S.A.	-	11,112	-
Santander Brasil Gestão de Recursos Ltda	-	-	186
BW Guirapá	-	-	451,386
Loans and other values with credit institutions (1)	26,414	940,236	-
Banco Santander – Spain	26,414	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	939,861	-
Companhia de Arrendamento Mercantil RCI Brasil	-	375	-
Other Assets	235,532	2,842	-
Banco Santander – Spain	235,532	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,276	-
Companhia de Arrendamento Mercantil RCI Brasil	-	566	-

Thousands of Reais	2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Liabilities	(12,155,786)	(255,330)	(937,572)
Deposits of Brazil Central Bank and deposits of credit institutions	(219,037)	(37,796)	(650,620)
Banco Santander, S.A. – Spain (4)	(219,037)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(31,656)	-
Santander Brasil Asset	-	-	(12,360)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(616,399)
Banco Santander, S.A. – Uruguay	-	-	(20,533)
Companhia de Arrendamento Mercantil RCI Brasil	-	(6,140)	-
Others	-	-	(1,328)
Marketable debt securities	(12,416)	-	-
Banco Santander, S.A. – Spain (6)	(12,416)	-	-
Customer deposits	-	(217,534)	(285,870)
ISBAN Brasil S.A.	-	-	(43,842)
Santander Securities	-	-	(679)
Produban Serviços de Informática S.A.	-	-	(29,993)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(109,506)
Santander Brasil Gestão de Recursos Ltda	-	-	(72,182)
Webmotors S.A.	-	(217,534)	-
Others	-	-	(29,668)
Other financial liabilities - Dividends and interest on capital Payable	(2,488,510)	-	(705)
Banco Santander – Spain	(385,067)	-	-
Grupo Empresarial Santander, S.L. (1)	(788,119)	-	-
Santander Insurance Holding, S.L.	(1,398)	-	-
Sterrebeeck B.V. (1)	(1,313,926)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(705)
Other Payables	-	-	(377)
Santander Brasil Asset	-	-	(68)
ISBAN Brasil S.A.	-	-	(309)
Debt Instruments Eligible to Compose Capital	(9,435,823)	-	-
Banco Santander – Spain (2) (7)	(9,435,823)	-	-

Thousands of Reais	2014
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	11,033,229	1,880,176	546,856
Financial assets for trading - Derivatives net	(98,286)	-	(87,161)
Banco Santander, S.A. – Spain	(98,286)	-	-
Santander Benelux, S.A., N.V.	-	-	381,956
Abbey National Treasury Services Plc	-	-	(871)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(468,246)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,913,872	-	2,787
Banco Santander, S.A. – Spain (3) (5)	10,913,872	-	-
Banco Santander Totta, S.A.	-	-	2,787
Loans and advances to customers	-	10,340	631,149
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	630,694
Webmotors S.A.	-	10,340	-
Santander Brasil Gestão de Recursos Ltda	-	-	455
Loans and other values with credit institutions (1)	11,900	1,867,750	81
Banco Santander – Spain	11,900	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,867,138	-
Companhia de Arrendamento Mercantil RCI Brasil	-	612	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	81
Other Assets	205,743	2,086	-
Banco Santander – Spain	205,743	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,086	-

Liabilities	(7,375,101)	(161,871)	(612,659)
Deposits of Brazil Central Bank and deposits of credit institutions	(416,969)	(19,186)	(286,348)
Banco Santander, S.A. – Spain (4)	(416,969)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(15,699)	-
Santander Brasil Asset	-	-	(16,742)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(261,865)
Banco Santander, S.A. – Uruguay	-	-	(7,741)
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,487)	-
Marketable debt securities	(6,082)	-	-
Banco Santander, S.A. – Spain (7)	(6,082)	-	-
Customer deposits	-	(142,685)	(271,753)
ISBAN Brasil S.A.	-	-	(70,449)
Produban Serviços de Informática S.A.	-	-	(41,646)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(49,526)
Santander Brasil Gestão de Recursos Ltda	-	-	(89,830)
Webmotors S.A.	-	(142,685)	-
Others	-	-	(20,302)
Other financial liabilities - Dividends and interest on capital Payable	(538,636)	-	(47,271)
Banco Santander, S.A. – Spain	(25,084)	-	-
Grupo Empresarial Santander, S.L. (1)	(134,413)	-	-
Santander Insurance Holding, S.L.	(403)	-	-
Sterrebeeck B.V. (1)	(378,736)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(55)
Santusa Holding, S.L.	-	-	(47,216)
Other Payables	(7,719)	-	(7,287)
Banco Santander – Spain	(7,719)	-	-
Produban Serviços de Informática S.A.	-	-	(441)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(6,811)
Debt Instruments Eligible to Compose Capital	(6,405,695)	-	-
Banco Santander – Spain (2) (7)	(6,405,695)	-	-

Thousands of Reais	2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	11,869,737	1,106,698	225,783
Financial assets for trading - Derivatives net	(74,519)	-	(271,527)
Banco Santander, S.A. – Spain	(74,519)	-	-
Santander Benelux, S.A., N.V.	-	-	(91,959)
Abbey National Treasury Services Plc	-	-	(61,885)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(117,683)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	11,935,149	-	39,329
Banco Santander, S.A. – Spain (3) (5) (6)	11,935,149	-	-
Banco Santander Totta, S.A.	-	-	1,167
Abbey National Treasury Services Plc	-	-	18,998
Santander Benelux, S.A., N.V.	-	-	19,162
Banco Santander, S.A. – Mexico	-	-	2
Loans and advances to customers	-	-	454,928
Zurich Santander Brasil Seguros S.A.	-	-	43,865
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	411,063
Loans and other values with credit institutions (1)	9,007	1,105,765	3,053
Banco Santander – Spain	9,007	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,105,425	-
Companhia de Arrendamento Mercantil RCI Brasil	-	340	-
Santander Brasil Asset	-	-	3,053
Other Assets	100	933	-
Banco Santander – Spain	100	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	933	-

Liabilities	(1,243,591)	(165,005)	(723,027)
Deposits of Brazil Central Bank and deposits of credit institutions	(130,451)	(31,738)	(444,141)
Banco Santander, S.A. – Spain (4)	(130,451)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(21,473)	-
Santander Brasil Asset	-	-	(170,914)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(258,548)
Banco Santander, S.A. – Uruguay	-	-	(13,986)
Companhia de Arrendamento Mercantil RCI Brasil	-	(10,265)	-
Others	-	-	(693)
Marketable debt securities	(20,413)	-	-
Banco Santander, S.A. – Spain (7)	(20,413)	-	-
Customer deposits	-	(133,267)	(273,531)
ISBAN Brasil S.A.	-	-	(101,391)
Produban Serviços de Informática S.A.	-	-	(48,110)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(84,117)
Santander Brasil Gestão de Recursos Ltda	-	-	(27,062)
Webmotors S.A.	-	(133,267)	-
Others	-	-	(12,851)
Other financial liabilities - Dividends and interest on capital Payable	(1,090,049)	-	(5,014)
Grupo Empresarial Santander, S.L. (1)	(410,283)	-	-
Santander Insurance Holding, S.L.	(721)	-	-
Sterrebeeck B.V. (1)	(679,045)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(365)
Santusa Holding, S.L.	-	-	(4,649)
Other Payables	(2,678)	-	(341)
Banco Santander – Spain	(2,678)	-	-
ISBAN Brasil S.A.	-	-	(103)
Produban Serviços de Informática S.A.	-	-	(70)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(117)
Others	-	-	(16)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) In December 31, 2015, refers to the cash of R$1,866,683 (2014 - R$410,193 and 2013 - R$188,449).

(4) As at December 31, 2015, refers to raising funds through operations transfers abroad amounting R$219,037 (2014 - R$416,969 and 2013 - R$130,451), with maturity until October, 2018 and interest between 0.56% and 14.03%p.a.).

(5) On December 30, 2015,  include foreign currency investments (overnight applications) due on 4 January 2016 in the amount of R$20,699,539 (2014 - R$10,663,319 and 2013 - R$10,438,665) and interest of 0.17% p.a held at Santander Establishment Credit Financial, Banco Santander Brazil and its Grand Cayman Branch.

(6) Refers the emissions of Eurobonds of Grand Cayman Branch, maturing between from January 16 2016 to February 13, 2017 and interest of 3.152% p.a and 4.625% p.a.
(7) Refers to the portion acquired by the controller with the PR Optimization Plan held in the first half of 2014.

Thousands of Reais	2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(761,189)	189,182	2,509,524
Interest and similar income - Loans and amounts due from credit institutions	31,930	163,684	104
Banco Santander, S.A. – Spain	31,930	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	163,684	-
Abbey National Treasury Services Plc	-	-	104
Interest expense and similar charges - Customer deposits	-	(25,330)	(28,508)
ISBAN Brasil S.A.	-	-	(7,841)
Santander Brasil Gestão de Recursos Ltda	-	-	(14,302)
Webmotors S.A.	-	(25,330)	-
Produban Serviços de Informática S.A.	-	-	(3,752)
Others	-	-	(2,613)
Interest expense and similar charges - Deposits from credit institutions	(311)	(1,447)	(89,636)
Banco Santander, S.A. – Spain	(311)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(1,447)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,584)
Santander Securities	-	-	(71,939)
Santander Asset Management, S.A. SGIIC.	-	-	(2,113)
Fee and commission income (expense)	(8,022)	21,376	1,889,138
Banco Santander, S.A. – Spain	(8,022)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	3,863	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	16,579	-
Banco Santander International	-	-	8,804
Webmotors S.A.	-	934	-
Zurich Santander Brasil Seguros S.A.	-	-	248,824
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,626,288
Others	-	-	5,222
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(406,523)	30,899	953,678
Banco Santander, S.A. – Spain	(406,523)	-	-
Santander Benelux, S.A., N.V.	-	-	424,182
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	602,557
Abbey National Treasury Services Plc	-	-	(88,881)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	30,899	-
Others	-	-	15,820
Administrative expenses and Amortization	-	-	(982,135)
ISBAN Brasil S.A.	-	-	(406,662)
Produban Serviços de Informática S.A.	-	-	(205,137)
ISBAN Chile S.A.	-	-	(1,024)
Aquanima Brasil Ltda.	-	-	(24,075)
TECBAN - Tecnologia Bancaria Brasil	-	-	(160,563)
Produban Servicios Informaticos Generales, S.L.	-	-	(22,834)
Konecta Brazil Outsourcing Ltda	-	-	(98,492)
Ingeniería de Software Bancario, S.L.	-	-	(57,293)
Others	-	-	(6,055)
Others Administrative expenses - Donation	-	-	(18,071)
Santander Cultural	-	-	(3,231)
Fundacao Santander	-	-	(3,500)
Instituto Escola Brasil	-	-	(1,140)
Fundação Sudameris	-	-	(10,200)
Debt Instruments Eligible to Compose Capital	(378,263)	-	-
Banco Santander Espanha (2)(8)	(378,263)	-	-
Gain on disposal of non-current assets held for sale not classified as discontinued operations	-	-	784,954
Capital Riesgo Global (3)	-	-	34,404
Santander Securities Services Brasil Participações S.A. (5)	-	-	750,550

Thousands of Reais	2014
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(1,165,021)	147,917	1,178,208
Interest and similar income - Loans and amounts due from credit institutions	11,523	117,531	9
Banco Santander, S.A. – Spain	11,523	-	-
Abbey National Treasury Services Plc	-	-	5
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	117,531	-
Santander Benelux, S.A., N.V.	-	-	4
Interest expense and similar charges - Customer deposits	-	(14,187)	(20,064)
ISBAN Brasil S.A.	-	-	(7,342)
Produban Serviços de Informática S.A.	-	-	(3,075)
Webmotors S.A.	-	(14,187)	-
Santander Brasil Gestão de Recursos Ltda	-	-	(8,528)
Others	-	-	(1,119)
Interest expense and similar charges - Deposits from credit institutions	(125)	(5,669)	(62,396)
Banco Santander, S.A. – Spain	(125)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(5,669)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(51,313)
Santander Asset Management, S.A. SGIIC.	-	-	(11,083)
Expense and similar charges - Marketable debt securities	(364)	-	-
Banco Santander, S.A. – Spain	(364)	-	-
Fee and commission income (expense)	(40,549)	27,704	1,708,494
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	21,899	-
Companhia de Arrendamento Mercantil RCI Brasil	-	4,038	-
Banco Santander, S.A. – Spain	(40,549)	-	-
Webmotors S.A.	-	1,767	-
Zurich Santander Brasil Seguros S.A.	-	-	36,799
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,668,597
Others	-	-	3,098
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(786,665)	22,538	477,107
Banco Santander, S.A. – Spain	(786,665)	-	-
Santander Benelux, S.A., N.V.	-	-	473,512
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,355)
Abbey National Treasury Services Plc	-	-	16,117
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	22,538	-
Others	-	-	2,833
Administrative expenses and Amortization	-	-	(903,073)
ISBAN Chile S.A.	-	-	(2,461)
ISBAN Brasil S.A.	-	-	(396,611)
Produban Serviços de Informática S.A.	-	-	(213,703)
Ingeniería de Software Bancario, S.L.	-	-	(49,783)
Produban Servicios Informaticos Generales, S.L.	-	-	(26,230)
TECBAN - Tecnologia Bancaria Brasil	-	-	(129,057)
Konecta Brazil Outsourcing Ltda	-	-	(51,033)
Aquanima Brasil Ltda.	-	-	(24,075)
Others	-	-	(10,120)
Others Administrative expenses - Donation	-	-	(21,869)
Santander Cultural	-	-	(4,929)
Fundacao Santander	-	-	(3,440)
Instituto Escola Brasil	-	-	(1,500)
Fundação Sudameris	-	-	(12,000)
Debt Instruments Eligible to Compose Capital	(348,841)	-	-
Banco Santander Espanha (2)(7)	(348,841)	-	-

Thousands of Reais	2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(292,372)	104,353	3,349,372
Interest and similar income - Loans and amounts due from credit institutions	15,303	64,373	220
Banco Santander, S.A. – Spain	15,303	-	-
Abbey National Treasury Services Plc	-	-	25
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	64,373	-
Santander Benelux, S.A., N.V.	-	-	195
Interest expense and similar charges - Customer deposits	-	(7,119)	(8,837)
ISBAN Brasil S.A.	-	-	(4,419)
Produban Serviços de Informática S.A.	-	-	(2,944)
Webmotors S.A.	-	(7,119)	-
Others	-	-	(1,474)
Interest expense and similar charges - Deposits from credit institutions	(25,897)	(3,227)	(19,669)
Banco Santander, S.A. – Spain	(25,897)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(3,227)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(19,669)
Expense and similar charges - Marketable debt securities	(786)	-	-
Banco Santander, S.A. – Spain	(786)	-	-
Fee and commission income (expense)	(49,335)	26,265	1,774,495
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	13,925	-
Companhia de Arrendamento Mercantil RCI Brasil	-	4,045	-
Banco Santander, S.A. – Spain	(49,335)	-	-
Webmotors S.A.	-	8,295	-
Zurich Santander Brasil Seguros S.A.	-	-	31,158
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,743,337
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(231,543)	24,061	313,661
Banco Santander, S.A. – Spain	(231,543)	-	-
Santander Benelux, S.A., N.V.	-	-	319,708
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(16,120)
Abbey National Treasury Services Plc	-	-	4,015
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	19,546	-
Webmotors S.A.	-	4,515	-
Others	-	-	6,058
Administrative expenses and Amortization	(114)	-	(750,188)
Banco Santander, S.A. – Spain	(114)	-	-
ISBAN Brasil S.A.	-	-	(351,750)
Produban Serviços de Informática S.A.	-	-	(207,068)
Ingeniería de Software Bancario, S.L.	-	-	(31,886)
Produban Servicios Informaticos Generales, S.L.	-	-	(24,144)
TECBAN - Tecnologia Bancaria Brasil	-	-	(112,227)
Konecta Brazil Outsourcing Ltda	-	-	(14,402)
Others	-	-	(8,711)
Others Administrative expenses - Donation	-	-	(20,168)
Santander Cultural	-	-	(1,789)
Fundacao Santander	-	-	(4,103)
Instituto Escola Brasil	-	-	(2,276)
Fundação Sudameris	-	-	(12,000)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	-	-	2,059,858
Capital Riesgo Global (3)	-	-	47,161
Santander Brasil Gestão de Recursos Ltda (4)	-	-	2,007,838
Santander Brasil Asset	-	-	4,859
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).
(3) Refers the profit on disposal of the company MS Participações.
(4) Refers the profit on disposal of the company Santander Brasil Asset Management.
(5) Refers the profit on disposal of the company SSantander Securities Services Brasil DTVM S.A.

45. Risk management

Risk management at Banco Santander is based on the following principles:

1. Independence of the risk function in relation to business.

2. Involvement of Senior Management in decision-making.

3. Consensus for decision making on credit operations between the areas of Risk and Business.

4. Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

5. The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

6. Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management.

7. Common management tools

8. Organizational structure

9. Scopes and responsibilities

10. Risk limitation

11. Recognition

12. Effective information channel

13. Maintenance of a medium-low risk profile, and low volatility by:

• The portfolio diversification, limiting concentrations in customers, groups, sectors, products or geographical; reduction of complexity level of market operations; analysis of social and environmental risks of businesses and projects financed by the bank; continuous monitoring to prevent the portfolios from deteriorating.

• Definition of policies and procedures, which are the Regulatory Framework Risk by which regulates the risk activities and processes, following the instructions of the Board of Directors, the regulations of the BACEN and the international best practices in order to protect the capital and ensure business' profitability.

At Bank, the risk management and control process has been structured using as reference the framework defined at corporate level and described according to the following phases:

a) Adaptation of corporate management frameworks and policies that reflect Group Santander’s risk management principles.

Within this regulatory framework, the Corporate Risk Management Framework, regulates the principles and standards governing the Santander Brazil´s risk activities, based on the corporate organizational and a management models, meeting the necessary regulatory requirements for credit management.

The organizational model comprises the management map, which defines the risk function and governance, and the regulatory framework itself.

b) Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions;

c) Measurement of risks using periodically tested methods and model

d) Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Banco Santander management.

e) Implementation of a risk control system which checks, on a daily basis, the degree to which Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (abovementioned) already in use in Banco Santander are in different stages of maturity regarding the level of implementation and use in Bank. For wholesale segment, these techniques are quite in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing have been already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

f) Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

g) Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performance.

h) RORAC, which is used both as a transaction pricing tool in the whole sale segment, more precisely in global ranking and markets(bottom-up approach) and in the analysis of portfolios and units (top-down approach).

i) VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.

j) Scenario analysis and stress testing to supplement the analysis market and credit risk in order assessing the impact of alternative scenarios, even on provisions and capital.

a) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management, while respecting local legal and regulatory environment.

Its main responsibilities are:

- Integrate and adapt the Bank's risk to local level, as well as risk management strategy and the willingness and level of risk tolerance, previously approved by the executive committee and board of directors, all matched with corporate standards Banco Santander Spain;

- Approve the proposals and operations and limitations of clients and portfolio;

- Authorize the use of management tools and local risk models and know the result of their internal validation.

- Keep knowledge, assess and monitor any observations and recommendations periodically formulated by the supervisory authorities in discharging their functions

The organizational structure of the executive vice-presidency consists of units responsible for credit risk management, market and structural, operational and risk model. The credit risk management structure is composed of directors who act from the point of view of retail and wholesale portfolios management. A specific area  has the mission to consolidate the portfolios and their respective risks, supporting the management with the integrated risk vision. In addition to this award, it is also responsible for compliance with regulators, external and internal auditors, as well as the Group's headquarters in Spain.

It has a core called risk architecture, which includes a set of transverse functions of all risk factors necessary for the construction of an advanced management model. Are part of this structure areas Methodology (development, parameterization models that reach all areas of risk), Governance, Policy and Risk Culture, Capital, Stress Test and Risk MI, responsible for the generation, exploitation and dissemination of information beyond the project information systems.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

The Credit Risk Management provides subsidies to define strategies as risk appetite, besides to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy. The goal is to maintain a risk profile and adequate minimum profitability to offset the estimated default, both client portfolio, as defined by the Executive Committee and Board of Directors. Additionally, it is responsible for the risk management systems and applied in the identification, measurement, control and reduction of exposure to risk in individual or grouped by similar operations.

The Risk Management specializes in clients' characteristics, being segregated between individual clients (with accompanying dedicated analysts) and customers with similar characteristics (standardized).

• Individualized management: It is performed by a risk analyst set, which prepares analyzes, forwards it to the Risk Committee and monitors the client's progress. It covers the Wholesale segment customers (Corporate and GB&M), financial institutions and certain companies;

• Standardized management: Aimed at individuals and companies not classified as individualized customers. Based on automated models of decision-making and internal risk assessment, complemented by commercial heave and analysts specialized teams to handle exceptions.

Aspects Macroeconomic and market conditions, sectored and geographical concentration, as well as customer profiling and economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Measures and measurement tools

Rating tools

The Bank has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer's historical experience, with the exception of certain portfolios classified as “low default portfolios”. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

The classification of loans into different categories is made according to the analysis of economic and financial situation of the client and other registration information updated frequently. New modes of operation are subject to credit risk evaluation and verification and adaptation to the controls adopted by the Bank.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the Banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The own rating tools are reviewed to qualifications by them awarded are progressively cleared.

Credit risk parameters

The estimates of the risk parameters Probability of Default (PD) and Loss Given Default (LGD) are based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries during a defined credit cycle.

For low risk portfolios, such as Banks, sovereign risk or global wholesale clients, the parameters are based on CDS market data and with global broadness, using Santander´s world presence.

For the other portfolios, parameter estimates are based on the Bank’s internal experience.

In addition to the loss probability (PD), the Bank is managing its credit portfolio, seeking to make loans to borrowers that have higher volumes of guarantees associated with the operations and also works constantly on strengthening its credit recovery area. These and other actions combined, are responsible for ensuring the adequacy of LGD parameters (Loss Given Default, the loss resulting from the borrower's default event to honor the principal and/or interest payments).

LGD calculation is based on net losses of non-performing loans, taking into account the guarantees associated with the transaction, revenues and expenses related to the recovery process and also the timing thereof.

The estimated parameters are then assigned to performing and non performing, i.e. non-defaulted, loans. For low-default portfolios, which are managed globally, the assignment process follows the same patterns in all Banco Santander units.

	2015	2014
Internal Risk Model
Low	211,645,463	199,200,968
Medium-low	29,500,790	27,043,995
Medium	8,638,914	7,934,964
Medium - high	8,552,474	5,899,116
High	8,928,808	9,031,838
Loans and advances to customers, gross	267,266,449	249,110,881

b.3) Observed loss: measures of cost of credit

The Bank monthly estimate losses related to credit risk and then we compare those estimates with actual losses of the month. Periodically conduct tests in order to monitor and maintain control over credit risk.

To complement the use of admission and rating, the Bank use others measures that supports the prudent and effective management of credit risk, based on the loss observed.

The cost of credit is measured by the sum of credit losses of year and to the average loans portfolio of the year.

b.4) Credit risk cycle

Banco Santander has a global view of its credit portfolio throughout the various phases of the risk cycle, with a level of detail that allows us to evaluate the current situation of risk and any drives. This mapping is accompanied by the Board of Directors and the Executive Committee of the bank that sets policies and risk procedures, limits and the heave of delegations, and approve and supervise the activities of the area.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations and companies of the conglomerate. The risk cycle comprises three different phases:

• Pre-sale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

• Sale: this is the decision-making phase for both pre-classified and specific transactions.

• Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Planning and setting risk limits

Risk limit setting is a dynamic process that identifies the Banco Santander’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheets and the inherent risks.The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification), defining the maximum acceptable level of credit risk with the customer and minimum return required on the basis of allocated capital.

For large corporate groups a pre-classification model, based on an economic allocated capital.

For other groups of companies, we use a simplified pre-classification model in maximum nominal amounts of credit for each period.

The risks of customers with standardized management, the limits of the portfolios are planned using credit management programs (SGP) agreed document for the areas of business and risks, and approved by the Executive Committee. This document contains the results expected for the business in terms of risk and return, beyond the limits which govern the activity and risk management. This client group has a more automated treatment risks.

Risk analysis and rating process

Risk analysis is a pre-requisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty’s ability on meeting its contractual obligations to the Banco Santander, which involves analyzing the customer’s credit quality, its risk transactions, solvency, and sustainability of business and the return to be obtained in view of the risk assumed.

The risk analysis is conducted yearly, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

Decision-Making on Operations

The process of decision making on operations aims to analyze them and adopt resolutions, taking into account interest risks (risk appetite) and any important elements of operation to offset the risk and return.

The Banco Santander uses, among others, the RORAC methodology (return on risk-adjusted capital), for the risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

In addition to the tasks performed by the Internal Audit Division, the Vice Presidency of Risks  has a specific area of risk monitoring function for adequate credit quality control, formed by local and global teams with specific resources, for adequate credit quality control.

This monitoring function is based on process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of preventive actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “firms under special surveillance” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor. The inclusion of a company in the FEVE system does not mean that there has been a losses due to default, but rather that has deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are revised at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.The assigned rating is avoided at least once a year.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

Risk control function

The control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, facilitating thus the detection of specific areas requiring measures for which decisions should be taken. Get an overview of the bank's loan portfolio over the various phases of the credit cycle, with a level of detail that allows the assessment of the current risk situation and any moviments.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by Executive Commission.

b.5) Credit recovery

Strategies and action channels are defined according to the days of late payment and the amounts that result in a Map of Responsibilities and always look as the first alternative, the client's recovery.

Are used tools as behavioral scoring to study the collection performance of certain groups, in order to reduce costs and increase recoveries. These models seek to measure the probability of clients becoming delinquent adjusting collection efforts so that clients less likely to recover, receive timely actions. In cases most likely to pay, the focus is given in maintaining a healthy relationship with customers. All customers with values in severe or rescheduled credits delays have internal restrictions.

Sales of portfolios of defaulted loans, with a focus on operations in write-off status,  are also held periodically  through an auction process, competitive or bilateral, in which are assessed conditions and characteristics and selling price of the portfolios that will be offered to potential investors.

b.6) Credit risk from other outlook

Certain areas and specific views of credit risk deserve attention of specialist, complementary to global risk management.

Concentration risk

Concentration risk is an essential factor in the area of credit risk management. The Bank constantly monitors the degree of concentration of its credit risk portfolios, by geographical area/country, economic sector, product and customer group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

The Bank’s Risk Area works closely with the Finance Area in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our customers.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

Environmental risk

Environmental Risk management for the Wholesale Bank is performed through the analysis of social and environmental practices of customers who have limits or credit risk over R$1 million. This analysis considers items such as contaminated land, deforestation, working conditions and other possible points of environmental attention in which no possibility of penalties and losses. The procedure is performed by a specialized team, trained in Biology, Health and Safety Engineering, Geology and Chemistry Engineering. A team of financial analysis considers the potential damage and impact that unfavorable environmental conditions may cause the financial condition and customer guarantees. The analysis focuses on preserving capital and reputation in the market and the spread of the practice is achieved through the constant training of commercial and credit areas on the application of social and environmental risk patterns in the credit approval process for corporate clients in the Wholesale Bank.

The environmental risk management for suppliers is carried out throughout the purchasing process and is based on the 10 principles of the Global Compact of the United Nations which considers items such as: human rights, working conditions, environmental and ethical issues. To participate in a bidding process, the company must show respect these principles. During the approval is carried out a technical evaluation that includes social and environmental criteria. Beyond this step, suppliers classified as high impact, include a more detailed assessment of the operational, financial, administrative, fiscal, legal, governance, social and environmental. This step includes a visit to check the evidence and answers provided during the evaluation.

b.7) Variations in main aggregates in 2015

In 2015 was marked by economic growth falling short of expectation that had at its beginning. Important factors such as higher inflation and hence the need to raise the basic interest rate resulted in lowes growth in the credit market the in previous years.

In this scenario the management of credit risk has been a major focus of management in the year, to the extent that required revisions admission policies of credit monitoring procedures and methods for recovery of loans. The results were significant reductions in delinquency and the need for provision of credit.

Strengthened our risk framework assigning a view to better management and closer to customers, supporting the business strategy of Banco Santander. Thus, we closed 2015 with good results and significant improvement in portfolio quality.

Improving rates of credit recovery in 2015 came from the Tactical Deployment Plan Recoveries, which had intensified focus on the channels of contact charging, the new model the recovery (areas of strategy, business network and collection channels) , renegotiation and revision of management discipline policy.

The involvement of senior management in decision making, and these held collectively at our Committees besides independence Risks relating to the business, allow more assertive decisions and reducing credit risk.

The analysis of credit for projects and companies in the Wholesale segment, continue integrating opinions of our area of Environmental Risk.

Below the table of the evolution of the main indicators of credit.

	2013	2014	2013

Credit risk exposure - customers (Thousand of Reais)	310,877,166	288,445,198	257,419,951
Loans and advances to customers, gross (note 9)	267,266,449	249,110,881	226,206,449
Contingent Liabilities - Guarantees and other sureties (note 42)	43,610,717	39,334,317	31,213,502
Non-performing loans ratio (%)	7.00%	5.62%	6.20%
Impairment coverage ratio (%)	82.86%	96.80%	97.28%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais)	15,411,760	13,562,809	13,640,545
Cost of credit (% of risk)	5.07%	3.79%	5.65%
Data prepared on the basis of management criteria and the accounting criteria of the controller unit.
(*) RAWO = Recoveries of Assets Derecognized.

c) Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others values, according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

The Bank operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Executive capacity sustained by knowledge and proximity with the client;

- Global reach of the function (different types of risk);

- Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

- Management and improvement of the equation risk/return; and

- Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, equity value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

c.1) Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors –interest rate, exchange rate, equities, commodity prices and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

- Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity , foreign currency products and shares.

- Balance sheets management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheets exposure to movements in interest rates and level of liquidity.

- Structural risks:

i. Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

ii. Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Treasury area is responsible for managing the positions taken in the trading activity.

The Financial Management area is responsible for managing the balance sheets management risk and structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO (Asset Liability Controlcommittees) in the respective countries.

The aim pursued by Financial Management is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

c.2) Methodologies

Trading

The Bank calculates its market risk capital requirement using a standard model provided by Central Bank of Brazil.

The standard methodology applied to trading activities by the Banco Santander and the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 521 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being implemented to enable the Bank to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to observe and detect the impact of changes in financial variables on the portfolios. The daily calculation of the result is also an excellent indicator of the risk, as it allows us to observe and detect the impact of changes in financial variables in the portfolios.

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit – Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

With respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Risk Charge (IRC), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, , derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC, is defined globally at Group level.

c.3) Balance-sheets management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheets items.

On the basis of the balance-sheets interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR) and scenario analysis.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheets assets and liabilities and of off-balance-sheets items. This analysis facilitates a basic snapshot of the balance sheets structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on- and off-balance-sheets aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

Value at risk (VaR)

The value at risk for balance sheets aggregates and investment portfolios is calculated by applying the same standard as that used for trading: historical simulation with a confidence interval of 99% . Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

c.4) Liquidity risk

Liquidity risk is associated with the Bank’s ability to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Bank permanently monitors maximum gap profiles.

The measures used to control liquidity risk in balance sheets management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities (note 41.d) and off-balance sheets accounts at a given time horizon, making it possible to analyze mismatches between the Bank's expected inflow and outflow of funds.

A liquidity gap may be prepared and analyzed as divided into local currency liquidity gap and foreign currency liquidity gap, under which cash and cash equivalents, inflows and outflows and strategies are segregated into local and foreign currency, respectively.

The Bank prepares three types of Liquidity Gap analyses:

1 - Contractual liquidity gap

The Contractual Liquidity Gap determines the contractual maturity flows of the Bank’s major products on a consolidated basis, and any existing mismatches. It also informs the available liquidity in one day and the consumption of or increase in liquidity in the period.

2 - Operational liquidity gap

Daily cash monitoring and management considering the market situation, maturities and renewal of assets and liabilities, liquidity requirement and specific events.

3 - Projected liquidity gap

Based on the Contractual Liquidity Gap, new maturity flows are projected considering the Bank’s budget plan.

Liquidity ratios

In addition to the Liquidity Gap analysis, a Structure Liquidity model is also prepared to assess the structure profile of the sources and uses of the Bank’s funds, which includes Liquidity Ratio studies.

The key Liquidity Ratios analyzed are as follows:

• Deposits / Lending operations – measures the Institution’s ability to finance lending operations with more stable and lower-cost funding.

• Stable Liabilities / Permanent Assets – measures the ration between Capital + Other Stable Liabilities and Investments + Other Permanent Assets.

• Market Funding / Total Assets – measures the percentage of the Group’s assets financed with less stable and higher-cost funding.

• Short-term market funding / Market Funding – measures the percentage of probable liquidity loss (less than 90 days) on total less stable funding.

• Net Assets / Short-term Market Funding – measures the commitment ratio of highly-liquid assets and probable liquidity loss(less than 90 days).

Scenario analysis / Contingency plan

Liquidity management requires an analysis of financial scenarios where possible liquidity issues are evaluated. For this, crisis scenarios are built and then studied. The model used for this analysis is the Liquidity Stress Test.

The Liquidity Stress Test assesses the institution’s financial structure and ability to resist and respond to the most extreme situations.

The purpose of the Liquidity Stress Test is to simulate adverse market conditions, making it possible assess impacts on the institution’s liquidity and payment ability, so as to take preventive actions or avoid positions that may adversely affect liquidity in worst-case scenarios.

Scenarios are determined based on an analysis of the market commitment during prior crises and future estimates. Four scenarios with different intensity levels are prepared.

Based on an analysis of the stress models, the Minimum Liquidity concept was determined, which is the minimum liquidity required to support the liquidity losses of up to 90% for 90 days in all crisis scenarios simulated.

Based on the results obtained through the Liquidity Stress Test, the Bank prepares its Liquidity Contingency Plan, which is a formal combination of preventive and corrective actions to be taken in liquidity crisis scenarios.

The Liquidity Contingency Plan is primarily intended to the following:

• Crisis identification – the preparation of a Liquidity Contingency Plan requires the determination in advance of a measurable parameter determining the institution’s liquidity condition and structure. This parameter is the Liquidity Minimum Limit determined by the Liquidity Stress Test. When this limit is exceeded, there is a liquidity crisis environment, and thus, the Contingency Plan is used.

• Internal Communication – after the crisis is identified, it is necessary to establish clear communication channels to mitigate the problems raised. People held accountable for taking these contingency actions should be notified of the extent of the contingency and measures to be taken.

• Corrective actions – Actions intended to actually generate the funds required to solve or mitigate the effects of crisis, as follows:

- Assess the type and severity of the crisis;

- Identify the most impacted segment;

- Put in practice the measures planned to generate funds, considering the required amount and cost of the additional resource, either financial or image cost.

ALCO reviews and approves stress models, Minimum Liquidity and Contingency Plan on a semi-annual basis.

If adverse market conditions occur, ALCO may review and approve new models, Minimum Liquidity and Contingency Plan on a need basis.

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

c.5.1) Complementary measures

Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily “clean” results (profit or loss on the portfolios at the end of the preceding day valued at following-day prices) and “dirty” (managerial income taking into account also the costs, intraday results and loading). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at the Banco Santander comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Bank also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

The assessment models are regularly calibrated and tested by a specialized unit.

c.6) Control system

Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities available to each business activity. Limit setting is a dynamic process that responds to the level of risk considered acceptable by management.

The limits structure requires a process to be performed that pursues, inter alia, the following objectives:

1. To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.

2. To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.

3. To give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded.

4. To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

5. To delimit the range of products and underlying assets with which each Treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2014

Interest rate risk

Convertible currencies

At 2015 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was negative by R$525 million.

Also at 2015 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was negative by R$1.800 million.

Quantitative risk analysis

The interest rate risk in balance sheets management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, increased R$25 million over 2015, reaching a maximum of R$548 million in the month in November. The sensitivity value decreased R$46 million during 2015, reaching a maximum of R$2.121 million in the month in May. The main factors that occurred in 2015 and influenced the growth of this sensitivity were:

- The risk free interest rate raised by Copom (the monetary policy committee).
- Intense volatility of the exchange rate.

Thousands of Reais
	2015	2014	2013
Sensibilities
Net Interest Margin	525	490	383
Market Value of Equity	1,800	1,846	1,402
Value at Risk - Balance
VaR	926	605	540
(1) Includes the balance sheets total, except for the financial assets and liabilities held for trading.

Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

The main features of the structural liquidity management in 2015 were as follows:

• Ample structural liquidity position. Since Banco Santander is basically a commercial Bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Bank to cover most of its liquidity requirements and, as a result, the financing raised in wholesale markets is moderate with respect to the size of its balance sheets.

• In Brazil, the legal reserve requirement takes a considerable part of the funding.

• Obtainment of liquidity through diversification in instruments. Additionally, subordinated and senior debts have an overall long maturity.

• The local balance sheets should be self-funded.

• Based on stress test results, a minimum liquidity buffer is maintained.

• Banco Santander reliance in international funding is not considerable.

• The aim is that hard currency related activities be funded with third parties hard currency funding.

• Though, given that potential disruptions in this market, Banco Santander has mechanisms to use the local liquidity in order to support hard currency activities.

• High capacity to obtain on-balance-sheets liquidity. Government bond positions are held for liquidity management purposes.

• The Bank performs control and management functions, which involves planning its funding requirements, structuring the sources of financing to achieve optimum diversification in terms of maturities and instruments, and defining contingency plans.

In practice, the liquidity management performed by the Bank consists of the following:

• Each year, a liquidity plan is prepared on the basis of the financing needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the obtainment of short-term market financing, the Bank establishes an issue and securitization plan for the year.

• Throughout the year the Bank periodically monitors the actual changes in financing requirements and updates this plan accordingly.

• Control and analysis of liquidity risk. The primary objective is to guarantee that the Bank has sufficient liquidity to meet its short- and long-term financing requirements in normal market situations. To this end, the Bank employs certain balance-sheets control measures, such as the liquidity gap and liquidity ratios.

Simultaneously, various scenario (or stress-scenario) analyses are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The aim pursued is to cover a broad spectrum of situations that are more or less likely to affect the Bank, thus enabling it to prepare the related contingency plans.

c.8) Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and Banking portfolios, as in the management of market risk exposure,  according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the Banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of  Banco Santander’s activities, the sensitivity analysis was presented for trading and Banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by  Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as at December 31, 2015.

Trading portfolio

		2015
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(3,539)	(152,157)	(304,313)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(5,374)	(100,552)	(201,104)
Inflation	Exposures subject to change in coupon rates of price indexes	(4,847)	(79,935)	(159,869)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(310)	(12,786)	(25,573)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(63)	(15,997)	(31,993)
Foreign currency	Exposures subject to foreign exchange	(3,414)	(85,352)	(170,703)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(405)	(2,344)	(4,688)
Shares and Indexes	Exposures subject to change in shares price	(10)	(253)	(505)
Other	Exposures not meeting the previous settings	(10,393)	(72)	(145)
Total (1)		(28,355)	(449,448)	(898,893)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

		2015
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(102,334)	(2,727,437)	(5,197,672)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR na TJLP	(13,393)	(395,399)	(693,147)
Inflation	Exposures subject to change in coupon rates of price indexes	(370)	(2,984)	(4,697)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(4,278)	(41,327)	(69,065)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(4,176)	(8,009)	(16,379)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(13,534)	(218,455)	(412,976)
Foreign Currency	Exposures subject to Foreign Exchange	(1,133)	(28,317)	(56,635)
Total (1)		(139,218)	(3,421,928)	(6,450,571)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Independent Structure

The local corporative area, called Non-Financial Risks, is responsible for implementing the management and control model of Operational Risks and Internal Controls of Banco Santander. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

The High Administration is an acting part and is aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure as well as of the internal control system. Then they can ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided by the Bank.

The Bank's Board of Directors Santander opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

d.1)Non-Financial Risks

It has as mission towards Banco Santander: Support for the achievement of the strategic objectives and the decision-making process, the adequacy and attendance mandatory requirements, the maintenance of solidity, reliability, reduction and mitigation of losses due to operational risks, further on to the implementation, dissemination of the culture of operational risks and internal controls.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The procedures developed and adopted are intended to ensure Santander Bank continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

In the second half of 2014, was consolidated using the approaches by lines of defense, which started in April / 2014 and approved in the Executive Committee.

Defence Line Model

Non-financial risks is the second line of defense in Santander's model and aims to maintain the fulfillment, alignment and compliance with corporate guidelines of the Santander group, the Basle Accord and resolutions of the National Monetary Council. Also acts in the control and challenge of the activities performed by the first line of Defense, contributing to its strengthening.

In line with the strengthening of an independent structure and glimpsing an integrated approach to risk management, the Internal Controls area became part of the structure of non-financial Risks.

The internal control Model ("MCI") deployed at Banco Santander is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), it is covering strategic components, operational, financial and compliance, disclosure that were set within the framework of internal control. The Bank has adapted its MCI to the most demanding international standards established by COSO (Internal Control – Integrated Framework 2013) having  as main goals the mitigation of risks, providing transparency to the preparation and disclosure of financial statements and comply with the requirements of current legislation and of the regulatory agencies. The MCI is based on self-assessment by responsible of activities, processes, sub-processes, and controls (control self assessment-CSA) and disseminated within the Bank through regulatory, internal notes and instruction guides available on the local Intranet, Internal Controls Portal and the Norms Portal.

The system supports the Administration in the management of MCI, besides documenting the sub-processes, risks and associated controls, indicators, and also in certification by the managers responsible for controls activities, sub-processes, processes, activities and subgroups, which provides comfort as to the financial statements for certification for the CEO and the Director Executive Vice President.

d.2) Comprehensiveness and Sustainability

The comprehensiveness of Santander operational and technological risk management, as well as its business continuity management, exceeds the allocation of regulatory capital. Acting in an ethical and professional manner, the control of operational and technological risks generates important advantages for the Bank, ensuring its sustainable development, including:

• Improvement of operational efficiency and productivity in the activities and processes.

• Compliance with existing regulations: BACEN, SUSEP, CVM and BIS, as well as new requirements and monitoring the timely fulfillment of requests from regulators.

• Strengthening of reputation and improvement in the relation of Risk x Return to the public with whom the Bank maintains relationship.

• Maintenance and preservation of the quality and reliability of products and services.

• Identifying and addressing timely, corrections identified vulnerabilities in processes.

• Dissemination of culture of advanced management and control of Operational Risks, by means of internal communication (intranet, personal course, "online" courses and monthly communication by “Boletim de RO” and “Boletim Flash de RO”), with reinforcement in the "Accountability".

This solid and efficient structure permits the continuous enhancement of existing methodologies and the further dissemination of the culture of responsibility in regard to the advanced management of operational risk.

d.3) Differential factor

The Non-financial Risk area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses. Among the personal course, we highlight the achievement of training aimed at increasing culture of RO management, training to perform risk control and self-assessment exercises (RCSA), and training for the capture of operational losses, among others.

This has made a significant contribution to Santander Bank consistently achieving its strategic and operational goals, by providing knowledge of the exposure to assumed operational risks and the controlled environment, maintaining the Bank’s low-risk profile and ensuring the sustainable development of its operations.

Stand out:

• Annual Operational and Technological Risk Prevention and Control Week;

• Training on the necessary procedures for evaluating the internal control environment;

• Mandatory training for all employees Santander Bank through NetCurses, addressing the issue of operational risks and business continuity;

• The creation, dissemination and maintenance of Instruction Manuals, promoting corporate values and commitment;

• Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability;

• Development of key risk indicators, aiming to ensure absolute and relative analyses based on volumetric and market analysis;

• Composition of lines of defense creating new functions for the role of operational risk representative: "Coordinator" and "Coordinator Assist" Operational Risk covering the perimeter of RO and "experts" in cases where the operational risk is transverse to the organization.

• Six-monthly review of Internal Controls of the company by the responsible managers for the controls, sub processes, processes and activities documented in MCI to support the Chief Executive Officer and Executive Vice President of Finance.

• Accession to the new model released by COSO - Framework 2013 with the adequacy of existing controls to 17 new principles.

d.4) Communication Policy

The Non-Financial Risk area is part of Santander’s governance structure and produces a series of specific monthly reports for management detailing events that occurred, the main activities undertaken, and the corrective and precautionary action plans identified and monitored, ensuring transparency and providing knowledge for governance forums.

Semiannually, it prepares the Management Report and Control of Operational, Technological Risk , the Management of Business Continuity and the Evaluation of Internal Controls. Which is presented to the Bank’s Board of Directors and the Quality Assessment Report and Adequacy of the Internal Control Model presented on the Executive Committee for its awareness and to enable it to take resolutions on the results and activities developed in the period.

Additional informations can be obtained from the Bank’s Social and Annual Reports on its website.

e) Reputational Risk

e.1) Reputational Risk

Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. The reputational risk management is accomplished through responsible involvement in the right business with the right client.

Accordingly Banco Santander aims to offer the most suitable product according to the each customer profile.

e.2) Compliance

The Compliance Risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation that may suffer  as a result of failure to comply with laws, regulations, codes of conduct and good Banking practices in the exercise of their activity. The Compliance at Banco Santander has a proactive approach, working in educational processes, monitoring and corporate communications.

The Compliance area operates independently, reporting to Management, Regulatory Compliance Panel, contributing to maintain the reputation and integrity of Banco Santander.

e.3) Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

The Bank’s ethical principles and conduct parameters are established in internal policies which are made available to all employees. Conduct Code in the Securities Markets and its formal acknowledgement is mandatory to all staff working close to securities markets.  Proper communication channels are in place to clarify doubts and complaints from employees, monitoring and controls are conducted in a way that adherence to the rules established is secured.

b. Money Laundering Prevention

The Bank’s money Laundering Prevention policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of senior management, namely the Operational Money Laundering Prevention and Compliance Committee, which meets each trimester to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are debated/analyzed internally at various levels until their risks have been fully mitigated, and subsequently approved by the Commercialization Local Committee (CLC), composed of Santander executives. After review and approval the new products and services are monitored with a view to identifying so timely events that may pose reputational risk, which if identified, are reported to the CLC.

f) Compliance with the new regulatory framework

The Banco Santander has assumed from the outset a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Santander Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different areas: mainly Finance, Risks, Technology and Operations, Internal Audit −to verify the whole process, as the last layer of control at the entity−, and Business −particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

Supplementing the efforts of the Basel II operating team, Santander Bank management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord for the Banco Santander have been reported to the management committee and to the board of directors on a regular basis.

In the specific case of credit risk, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.

The Bank intends to apply, over the next five years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its Banks, until the percentage of net exposure of the loan portfolio covered by this approach is close to 100%.

Given the medium-low risk profile characterizing Banco Santander’s business activities, since it focuses primarily on commercial Banking (SMEs and individuals), and the significant diversification of the Bank’s risk. The Pillar 2 which takes into account the impact of risks not addressed under Pillar 1 (regulatory capital) and the benefits arising from the diversification among risks, businesses and geographical locations.

The Banco Santander continued in 2014 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes.

Regarding the other risks addressed under Pillar I of Basel II, the Banco Santander is developing internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose . Regarding the Market Risk, Banco Santander presented his candidacy in the second half of 2011, pending approval with the regulators for the use of internal models for calculating regulatory capital.

Pillar 2 is another significant line of action under the Basel Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source.

Besides the Basel II implementations, Banco Santander complies with the new regulations of Basel III, as standards released by Bacen.

f.1) Internal validation of risk models

Internal validation is a pre-requisite for the supervisory validation process by Basel II implementation. A specialized unit of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This unit must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to complying with the regulatory requirement, the internal validation function provides an essential support to the risk committee and the local risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and in their regular reviews.

Internal model validation at the Banco Santander encompasses credit risk models, market risk models, pricing models, stress test models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of senior management, etc.). Therefore, the aim of internal validation is to review quantitative, qualitative, technological and corporate governance related to regulatory and management aspects concerning the model risk control.

The internal validation function is located, at corporate level, within the Integrated Risk Control and Internal Risk Validation area (CIVIR) and reports directly to head office (the third deputy chairman of the Bank and to the chairman of the risk committee) in Madrid. This function is performed at a global and corporate level in order to ensure uniformity of application. The need to validate models implemented at different units subject to create five corporate validation centers located in Spain, UK, US, Brazil and Poland. This facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Banco Santander which provide a robust corporate framework for application at all the Bank’s units and which automate certain verifications to ensure efficient reviews.

It should be noted that the Banco Santander corporate internal validation framework is fully consistent with the internal validation criteria for advanced approaches issued by regulators. Accordingly, the Bank maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Bank, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

f.2) Capital Management

Capital management considers the regulatory and economic aspects and its objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory authorities and supporting to accomplish the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets and raise capital through issuing shares, subordinated liabilities and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and data about the value creation of each business segment are generated. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord) the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on financial projections (balance sheets, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets and ensure adequate solvency levels.

g) Economic capital

g.1) Main objectives

The development of economic capital models in finance aims to solve a fundamental problem of regulatory capital, Sensitivity Risk.

In this context, the economic capital models are essentially designed to generate risk-sensitive estimates, allowing greater precision in risk management, as well as better allocation of economic capital by business units of Banco Santander.

The Banco Santander has directed efforts to build a model of robust and integrated economic capital to the business management.

The main objectives of the structure of economic capital of the Banco Santander are:

1 - Consolidate Pillar I and other risks which affect business in a single quantitative model, and determine estimates of capital by establishing correlations between different risks;

2 - Quantify and monitor different types of variations in risk;

3 - Distribute capital consumption between the different portfolios and manage the efficiency of return on capital (RORAC);

4 - Estimating the Economic Value Added for each business unit. Economic profit must exceed the cost of the Bank's capital;

5 - Accordance with the regulation in areas where the Bank operates in the review process of Pillar II by supervisors.

g.2) The Economic Capital Model

In calculating the economic capital, is the Bank's definition of losses to be covered. Thus, is used a confidence interval necessary to ensure business continuity. The confidence interval for the Banco Santander is 99.90% higher than required by Basel II.

The risk profile in Brazil is distributed by Credit risk, Market, ALM, Business, Operations and fixed assets. However, to successfully anticipate the changes proposed in Basel III, new risks have been incorporated to model: Intangibles, pension funds (defined benefit) and tax credits, which allow the Bank to adopt a position even more conservative and prudent.

% Capital	2015	2014	2013
Risk Type	New Methodology	New Methodology	Comparison
Credit	56%	60%	56%
Market	4%	5%	4%
ALM	9%	9%	9%
Business	8%	4%	5%
Operational	5%	7%	8%
Fixed Assets	1%	1%	1%
Intangible Assets	6%	2%	0
Pension Funds	2%	2%	0
Deferred Tax Assets	9%	10%	0
TOTAL	100%	100%	100%

Still, for being a commercial Bank, credit is the main source of risk in Banco Santander and evolution of your wallet a leading factor for oscillation.

Banco Santander periodically evaluates the level and evolution of RORAC (risk-adjusted return) of the main business units. The RORAC is the quotient of the profit generated on allocated capital, using the following formula:

RoRAC=Profit/Economic Capital

Banco Santander also makes the planning of capital in order to obtain future projections of economic and regulatory capital. The estimates obtained for the Bank are incorporated to different scenarios consistently, including its strategic objectives (organic growth, M & A, payout ratio, credits, etc.). Possible management strategies leading to optimize capital and solvency return of the Bank are identified.

RoRAC

Banco Santander has used the RORAC, with the following objectives:

1 – Analyze and set a minimum price for operations (admission) and clients (monitoring).

2 – Estimate capital consumption of each customer, economic groups, portfolio or business segment, in order to optimize the allocation of economic capital, maximizing the efficiency of the Bank.

3 – Measure and monitor business performance.

To evaluate the operations of global customers, the calculation of economic capital takes into account some variables used in the calculation of expected losses and unexpected.

Among these variables are:

1 – Counterparty rating;

2 – Maturity;

3 – Guarantees;

4 – Type of financing;

The return on capital is determined by the cost of capital. To create value for shareholders, the minimum return operation must exceed the cost of capital of Banco Santander.

46. Supplementary information – Reconciliation of shareholders’ equity and net income

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousands of Reais	Note	2015	2014	2013

Shareholders' equity attributed under to the Parent Brazilian GAAP		54,819,073	57,320,685	62,819,207
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(2,111)	(80,073)	4,150
Redesignation of financial instruments to available-for-sale	b	27,497	20,304	14,365
Impairment on loans and receivables	c	132,878	128,080	155,527
Category transfers	d	704,519	-	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	138,314	114,780	161,038
Reversal of goodwill amortization	f	23,344,320	20,560,813	16,994,943
Realization on purchase price adjustments	g	798,776	874,738	999,510
Recognition of fair value in the partial sale in subsidiaries	h	112,052	112,052	112,052
Option for Acquisition of Equity Instrument	i	(1,017,000)	(950,000)	-
Others		341,904	201,741	105,409
Shareholders' equity attributed to the parent under IFRS		79,400,222	78,303,120	81,366,201
Non-controlling interest under IFRS		435,062	380,173	289,101
Shareholders' equity (including non-controlling interest) under IFRS		79,835,284	78,683,293	81,655,302

Thousands of Reais	Note	2015	2014	2013

Net income attributed to the Parent under Brazilian GAAP		6,998,196	2,161,170	2,107,327
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	1,980	(78,659)	(17,587)
Redesignation of financial instruments to available-for-sale	b	(23,590)	(29,802)	96,213
Impairment on loans and receivables	c	4,798	36,998	75,114
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	23,534	(11,053)	(75,290)
Reversal of goodwill amortization	f	2,783,507	3,683,391	3,636,985
Realization on purchase price adjustments	g	(75,962)	(75,151)	(69,205)
Recognition of fair value in the partial sale in subsidiaries	h	-	-	112,052
Others		71,277	(56,871)	(142,115)
Net income attributed to the parent under IFRS		9,783,740	5,630,023	5,723,494
Non-controlling interest under IFRS		50,086	77,753	124,630
Net income (including non-controlling interest) under IFRS		9,833,826	5,707,776	5,848,124

a) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheets, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3,068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank.

d) Transfer of category

The IAS 39 permits reclassification of the category "available for sale" to "held to maturity" and "available for sale" to "loans and receivables" at any time, provided that the entity has the intention and ability to hold the financial asset in this category. However, for the purpose of local books (BR GAAP), pursuant to art. 5 of BACEN Circular 3,068, the revaluation regarding the classification into categories of securities may only be made when preparing the half-yearly and the yearly financial statements. For purposes of IFRS financial statements of December 2015 Banco Santander reclassified some securities therefore July 1, 2015 and to Brazilian GAAP purposes due to local requirements mentioned above such change occurred at December 31, 2015.

e) Deferral of financial fees, commissions and other costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

f) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period upto 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

g) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is apportion by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion. Under BRGAAP, this type of operation, ongoing participation is accounted for by its book value.

i) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to the members of Getnet S.A. and Banco Bonsucesso a put option over all shares of Getnet S.A. and Banco Bonsucesso held by them. The overall out in IAS 32, a financial liability was recognized for this commitment, with a specific charge in an account in stockholders' equity in the amount of R$240 million and R$67 million, respectively. Was reorganized too the total of R$240 million against non-controling interest at the Bonsucesso operation.

47. Subsequent Event

a) Acquisition of remaining shares of Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super)

On January 4, 2016, the Aymoré CFI informed the other shareholders your decision to exercise call option for 50% of the remaining shares owned by the Super. The transaction is subject to approval by the Central Bank of Brazil.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

				Adjusted
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.		Participation %		Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Banco Bandepe S.A.	Bank	100.00%	100.00%	3,195,872	255,300
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%	5,433,218	498,028
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	1,801,193	661,404
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	169,816	22,902
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	23,834	1,740
Santander Brasil Advisory Services S.A.	Other Activities	96.52%	96.52%	14,491	1,405
Atual Companhia Securitizadora de Créditos Financeiros (10)	Securitization	100.00%	100.00%	-	-
Santander Securities Services Brasil DTVM S.A. (1)	Dealer	-	-	-	105,288
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%	485,913	101,610
Santander Participações S.A. (2)	Holding	100.00%	100.00%	1,398,518	(426,130)
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (5)	Other Activities	88.50%	88.50%	1,532,855	312,450
Sancap Investimentos e Participações S.A. (9)	Holding	100.00%	100.00%	336,013	150,746
Mantiq Investimentos Ltda.	Other Activities	100.00%	100.00%	7,596	3,222
Santander Brasil EFC	Financial	100.00%	100.00%	3,308,796	7,289
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	60.65%	60.65%	602,085	27,598

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%	21,990	1,488

Controlled by Getnet S.A. (3)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT) (3)	Other Activities	-	100.00%	10,320	2,647
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)(3)	Other Activities	-	100.00%	(98)	(131)
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (3)	Other Activities	-	100.00%	971	931
Transacciones Eletrónicas Pos Móvil S.A. (Pos Móvil) (4)	Other Activities	-	100.00%	-	-

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%	55,549	105,771
Evidence Previdência S.A. (7)	Holding	-	100.00%	300,223	49,579

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (6)	Other Activities	-	50.00%	29,327	(4,757)
Banco Bonsucesso Consignado S.A. (8)	Bank	-	60.00%	612,536	17,371

Controlled by Banco Bonsucesso (8)
BPV Promotoda de Vendas e Cobrança Ltda. (8)	Other Activities	-	100.00%	10,253	843
BSI Informática Ltda. (8)	Other Activities	-	100.00%	10,042	9,206

Adjusted
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.		Participation %		Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Santander FIC FI Contract I Referenciado DI (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Unix Multimercado Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Financial Curto Prazo (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Capitalization Renda Fixa (a)	Investment Fund	-	(a)	-	-
Santander Paraty QIF PLC (a)	Investment Fund	-	(a)	-	-

(a) Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) Investiment disposed on August 2015 (note 3.c).

(2) At the EGM held January 7, 2015, approved the capital increase of R$149,000, and the capital stock of R$1,551,000 to R$1,700,000, through the issuance of 360,348 new common shares, subscribed and paid by Banco Santander in local currency.

(3) Companies acquired indirectly by the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.S.A. (Getnet) by Getnet S.A (current corporate name of Santander Getnet)

(4) Pos Mobile because of the end of the period of validity was dissolved as a note published in the Diario Oficial de la Republica de Chile on August 21, 2015 confirming the dissolution of the Company.

(5) On April 4, 2014, it was carried out the payment of the total share capital of Getnet SA amounting to R$3,000, from the current R$13,000 to R$16,000. At the EGM held on 31 July 2014, the increase was approved in its capital of R$1,173,503, from the current R$16,000 to R$1,189,503, through the issuance of 53,565,000 new common, registered shares and no par value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in local currency and R$17,240 by conference at book value, by Banco Santander of 5,300 registered common shares with no par value issued by iZettle in Brazil Payment Services SA to the capital of Santander Getnet. At the EGM held on August 31, 2014 that approved the merger of Getnet Technology Capture and transaction processing Huah SA (Getnet), also approved the change of the name of Santander Getnet to Getnet SA Go Pay Trade and Information Technology Services Ltda. It was merged into Getnet SA on April 30, 2015.

(6) Investment acquired on December 12, 2014 (Note 37.a). The EGM of December 15, 2014, approved the capital reduction in order to fit the value of effectively paid amounts, which goes from R$51,128 to R$49,451, said reduction in the amount of R$1,677, without cancellation of shares, and no refund of any amounts to shareholders, subject to the provisions of applicable law.

(7) On the Extraordinary Shareholders Meeting (ESM) held on December 5, 2014 was approved the capital increase by Sancap amounting R$140,000, through the issue of 7,000,000,000 new common shares, no face value, changing the current capital from R$45,000 to R$185,000. On January 29, 2015, was approved by "Superintendência de Seguros Privados – Susep"  the transfer of Ensuring Benefits Fund Portfolio - FGB  of Zurich Santander Brasil Seguros e Previdência S.A. for Evidence Previdência S.A. On February 2, 2015, assets and reserves of that Portfolio has been transferred and are now managed by the Evidence. At the EGM held December 23, 2015 approved an increase in share capital by Sancap of R$65,000 and the capital from the current R $ 185,000 to R $ 250,000, through the issuance of 3,653,145,728 new common shares , from 8,938,026,072 shares to 12,591,171,800 ordinary shares, all without par value.

(8) Investment Banco Bonsucesso Consignado acquired on 10 February 2015 and other companies acquired indirectly through the acquisition of Banco Bonsucesso Payroll operation (Note 3.a). Determined result from February 2015.

(9) At the EGM held December 23, 2015 approved an increase in share capital in the amount of R$65,000 and the capital from the current R$135,089 to R$200,089, through the issuance of 1,477,036,526 new ordinary actions, from 11,251,174,951 shares to 12,728,211,477 ordinary shares, the new shares were fully subscribed and paid in local currency by the Banco Santander.

(10) The share capital is R$100 composed of one hundred (100) common shares, without par value.

BANCO SANTANDER (BRASIL) S.A.
PERFORMANCE REVIEW

Dear Stockholders:

We present the Management Report to the consolidated financial statements of Banco Santander (Brasil) S.A. for the exercise ended December 31, 2015, prepared in accordance with  the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

1) Macroeconomic Environment

Contrary to what occurred in the previous three months, the economic environment of the fourth quarter of 2015 was less volatile, with interest rates and exchange rates relatively stable in the period - the former maintained at 14.25% and the latter floating around BRL4.00/USD. In spite of that, the economic context continues challenging for banking activity in Brazil, which has to deal with a sharp economic contraction and high inflation. Depending on the evolution of the fiscal adjustment intended by the government in 2016, the Central Bank should have little room to stimulate the recovery of the economy with monetary policy. Regarding the inflation scenario, the 12-month IPCA (Brazilian Consumer Price Index) reached 10.7% at 2015 year-end and must fall significantly in 2016.

However, inflation should remain above the target ceiling, of 6.5% . The labor market still in a process of deterioration that begun at the first quarter of 2015, with the unemployment rate at 7.5% in November 2015, almost 3 percentage points above the rate of 4.8% recorded in November 2014. The loan portfolio grew 7.4% in November 2015 compared to the same month last year, representing a significant slowdown compared to the growth rate observed in mid-2015.This trend can be observed in both earmarked credit, which growth fell to 11.2% a year, and non-earmarked credit, which increased only 4.1% between November 2014 and November 2015. The portfolio of public banks is also growing at a slower pace compared to the past, but still growing substantially more than the one of private banks (11.4% in twelve months, whereas private banks expanded by only 2.9%). Conservatism in the concession bid by banks, caution in the credit taken by consumers and high interest rates are factors that should keep this credit downtrend over the upcoming months.

2) Performance

2.1) Net Income

INCOME STATEMENTS (R$Millions)	12M15	12M14	changes annual %	4Q15	3Q15	changes in period %
INTEREST NET INCOME (b)	31,337	27,229	15.09	6,934	7,756	-10.60
Income from equity instruments	143	222	-35.59	47	15	213.33
Income from companies accounted for by the equity method	116	91	27.47	34	26	30.77
Fee and commission net	9,483	8,766	8.18	2,532	2,398	5.59
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net) (a) (c)	(9,918)	(888)	1,016.89	1,618	(7,967)	-120.31
Other operating income (expense)	(347)	(471)	-26.33	(153)	13	-1,276.92
TOTAL INCOME	30,814	34,949	-11.83	11,012	2,241	391.39
Administrative expenses	(14,515)	(13,942)	4.11	(3,989)	(3,634)	9.77
Depreciation and amortization	(1,490)	(1,362)	9.40	(323)	(359)	-10.03
Provisions (net)	(4,001)	(2,036)	96.51	(819)	(1,062)	-22.88
Impairment losses on financial assets and other assets (net) (c)	(14,855)	(11,268)	31.83	(4,344)	(3,435)	26.46
Gains (losses) on disposal of assets not classified as non-current assets held for sale (d)	781	87	-	-	754	-
Gains (losses) on non-current assets held for sale not classified as discontinued operations	51	15	-	(24)	9	-366.67
OPERATING PROFIT BEFORE TAX	(3,215)	6,443	-149.90	1,513	(5,486)	-127.58
Income taxes (a) (b)	13,050	(735)	-1,875.51	35	7,203	-99.51
CONSOLIDATED PROFIT	9,835	5,708	72.30	1,548	1,717	-9.84

The net income of Banco Santander presented in the exercise ended December 31, 2015 a result of R$1,548 million.

The other administrative expenses totaled R$6,716 millions and R$6,738 millions on December 31, 2015 and 2014 respectively. The personnel expenses  totaled R$7,799 million and R$7,203 million on December 31, 2015 and 2014  respectively. The other administrative expenses reduced 0.3% and the personnel expenses increased 8.3% YoY.

As a result the efficiency ratio, calculated by division of the general expenses amounting R$14,515 million by total revenue amounting R$30,814 million, reached 47.1%.

Main changes that affected the net income of the exercise

a) Hedge of foreign investments

The total taxes includes income tax, social contribution, PIS and Cofins. On December 31, 2015, the tax change amounted to a credit of R$13,050 million, how ever considering the Cayman fiscal hedge effect the income tax change is an expense of R$1,518 million.

The functional currency of Santander EFC is the euro, so the exchange rate differences generated for converting that investment to the real are recorded in "Other comprehensive income". In the case of the Cayman branch, its functional currency is the real. Thus, the foreign exchange differences of operations that are carried out in US dollars are recorded as a result.To hedge exposure to foreign exchange variations, the Bank uses derivative. According to Brazilian tax rules, gains or losses resulting from the impact of the appreciation or depreciation of the real on foreign investment are not taxable for PIS purposes / COFINS / IR / CSLL, while gains or losses from derivatives used as hedges are taxable.The purpose of these derivatives is to protect the net result after tax. Whereas the effect of exchange rate changes are not taxable, and the effect of changes in these derivatives suffer taxation, the notional of the derivative contracts is greater than the amount of net assets protected.

In the case of Santander EFC, the Bank uses hedge accounting (Net Investment Hedge). Changes in the value of derivatives, as well as related tax effect, are recorded in other comprehensive income, offsetting the exchange differences produced by the conversion of the investment for real when the hedges are effective.

In the case of the Cayman Islands branch, the Bank does not use hedge accounting. Exchange differences of operations in dollars and the effects of derivatives used for economic protection (futures contracts) are recorded in income. The different tax treatment of such exchange differences result in volatility in Income (Loss) Operating Before Tax and Tax on income account. Exchange rate variations recorded in results from operations in dollars in the Cayman branch in the six months ended December 31, 2015, resulted in a gain of R$13,987 million. On the other hand, contracts for derivatives contracted to cover these positions generated a loss in earnings account (losses) on financial assets and liabilities of R$24,906 million. The tax effect of these derivatives impacted the line Income taxes, generating a tax gain of R$10,919 million consisting of R$1,158 million PIS / COFINS and R$9,761 million IR and CSLL.

Due to the above effects, the operating result for the exercise ended December 31 2015, was a negative on R$3,215 million, excluding the effect of hedge would be a positive operating result of R$8,317 million.

b) Cofins

Banco Santander reported that the Superior Tribunal Federal (STF) denied unanimously at its plenary session on May 28, 2015, following the extraordinary appeal lodged by Public Ministry regarding the Cofins (Law 9,718/98), which intended to retire earlier decision of the Federal Court in favor of Banco Santander.

Based on the STF's decision, Banco Santander recorded the reversal of legal liabilities (Recorded under Tax Liabilities-Current) amounting R$7,950 million related to Cofins on the consolidated income statement under "Interest expense and similar charges" amountig R$2,057 million and "Income Taxes", amounting to R$5,893 million (Note 22-d.1). The tax effect was recorded on "Income taxes" amounting R$3,180 million. Such gain taxed at the current rates of IR and CSLL, resulted in a R$3,180 of tax expense also recorded in "Income Taxes".

With the traffic certification has become final, the Bank also recognizes the right to offset COFINS paid in the period 1999 to 2006, under the caption of other operational income R$765 million. The amount of taxes on these revenues amounted to R$306 million.

c) Other significant items that affected the net income of the exercise

The Bank recorded provisions at the exercise ended December 31, 2015, and the main ones were as follows: (i) loss to the recoverable amount of the asset recorded for the purchase of rights to the provision of payroll services worth R$534 million , recorded under "Loss on other assets (net) - other", (ii) assets in the acquisition and development of software in the amount of R$675 million recorded under "Loss on other assets (net) - Intangible Assets" and (iii) provisions for securities and financial instruments in the amount of R$432 million, of which R$183 million recorded under "Other financial instruments not measured at fair value through profit" and R$249 million in "Other financial instruments at fair value through profit".

d) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$859 million, according to was informed to the market on June 19, 2014.

The transaction generated a gain of R$751 million before taxes, recorded in the caption Result on disposal of assets not classified as non-current assets held for sale.

Analysis of Income by Segment

Banco Santander operates two business segments: Commercial Bank and Global Wholesale Bank. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

RESULTS BY SEGMENT (R$Millions)	12M15	12M14	% in profit before tax	changes annual %
Commercial Bank (1)	(5,565.00)	4,231	173.09	-231.53
Global Wholesale Banking	2,350.00	2,212	-73.09	6.24
Profit Before Tax	(3,215.00)	6,443	100.00	-149.90

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$11,532 due to the effects of the devaluation of the Real against the US Dollar on December 31, 2015, the Profit before Tax for the Commercial Bank segment was R$5,967 million.

2.2) Assets and Liabilities

BALANCE SHEET (R$Millions)	Dec/15	Dec/14	changes annual %	Set/15	changes in period %
Cash and Balances with the Brazilian Central Bank	89,143	55,904	59.46	77,911	14.42
Financial Assets held for Trading	50,537	56,014	-9.78	57,452	-12.04
Other Financial Assets at Fair Value Through Profit or Loss	2,080	997	108.63	2,243	-7.27
Available-for-Sale Financial Assets	68,266	75,164	-9.18	67,318	1.41
Held to maturity investments	10,098	-	0.00	10,417	0.00
Loans and Receivables (1)	306,269	264,608	15.74	318,260	-3.77
Hedging Derivatives	1,312	213	515.96	1,240	5.81
Non-Current Assets Held For Sale	1,237	930	33.01	940	31.60
Investments in Associates and Joint Ventures	1,061	1,023	3.71	1,085	-2.21
Tax Assets	34,770	23,020	51.04	34,186	1.71
Other Assets	3,802	5,066	-24.95	3,306	15.00
Tangible Assets	7,006	7,071	-0.92	6,771	3.47
Intangible Assets	29,814	30,221	-1.35	30,045	-0.77
TOTAL ASSETS	605,395	520,231	16.37	611,174	-0.95

Financial Liabilities Held For Trading	42,388	19,570	116.60	44,190	-4.08
Financial Liabilities at Amortized Cost	457,282	392,187	16.60	458,812	-0.33
Hedge Derivatives	2,377	894	165.88	2,371	0.25
Provisions	11,410	11,127	2.54	11,013	3.60
Tax Liabilities	5,253	12,423	-57.72	5,719	-8.15
Other Liabilities	6,850	5,347	28.11	6,904	-0.78
TOTAL LIABILITIES	525,560	441,548	19.03	529,009	-0.65

Total Equity	79,835	78,683	1.46	82,165	-2.84

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	605,395	520,231	16.37	611,174	-0.95

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital ) reached R$425,209 million in 2015 and R$368,741 in December 2014, an increase of 15.3%.

Transfer between categories (1)

In January 2014, the Bank made an issue of securities eligible to compose the capital of Tier I and Reference Equity (PR) Tier II, in the amount of US$2.5 billion (equivalent to R$6 billion) (Note 27.e). Aiming to mitigate the risk of interest rates in US dollars, was made the purchase of assets indexed in this currency: NTN-A and Eurobonds issued by the federal government of Brazil and BNDES (acquired via Santander Cayman). Initially, these securities were classified as "Available-For-Sale Financial Assets - Debt instruments", and in July 1, 2015, were reclassified to "Held to maturity investments". On December 31, 2015 such securities amounting R$10,097,836. Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity. Additionally, were reclassified securities from "Available-For-Sale Financial Assets - Debt instruments" to "Loans and Receivables - Debt instruments". On December 31, 2015 such securities amounting R$11,812,701. Both transfers comply with IAS 39.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$Million)	Dec/15	Dec/14	annual changes %	Set/15	changes in period %
Loans and amounts due from credit institutions, gross	42,602	29,060	46.60	53,204	-19.93
Impairment losses	(179)	(142)	25.81	(173)	3.47
Loans and amounts due from credit institutions, net	42,423	28,917	46.70	53,031	-20.00

Loans and advances to customers, gross	267,266	249,111	7.29	269,365	-0.78
Impairment losses	(15,233)	(13,421)	13.51	(15,256)	-0.15
Loans and advances to customers, net	252,033	235,690	6.93	254,109	-0.82

Debt instruments (gross)	11,813	-	0.00	11,120	0.00

TOTAL LOANS AND RECEIVABLES	306,269	264,608	15.74	318,260	-3.77

Impairment losses

The expenses for impairment losses on loans and receivables, including the total of recovieres, totaled R$12,966 million and R$11,194  million in the exercise ended on December 31, 2015 and 2014, respectively, increasing 15.8%.

2.4) Stockholders’ Equity

In December 2015, Banco Santander consolidated stockholders’ equity presented a increase of 1.5% YoY and a reduce of 2.8% in the quarter.

The variance of stockholders’ equity in 2015 is due, mainly, to the payment of dividends in the amount of R$6,200 million and the net profit reached R$9,835 million in December 2015.

In 2015, 13,871,197 Units were acquired, 4,445,568 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on December 31, 2015, amounting to 25,956,806 Units (12/31/2013 - 16,531,177 Units and 12/31/2013 - 11,823,638 Units) equivalent to R$375 million (12/31/2014 - R$230 million and 12/31/2013 - R$177 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.28 e R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$317 million (12/31/2014 - R$215 million and 12/31/2013 - R$115 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$6.17 e US$10.21. The market value of these shares on  December 31, 2015 was R$16.04  per Unit and US$3.89 per ADR. In the period ended December 31, 2015, due to the Optimization Plan PR, were registered amount of R$95.
At the EGM held on December 14, 2015, the cancellation of 37,757,908 treasury shares equivalent to R$269 million iwas approved, totaling R$424 million (12/31/2014 - R$446 million and 12/31/2013 - R$292 million) of treasury shares.

In December 2015, dividends of R$6,200 millions were declared as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)	Dec/15	Dec/14
Interest on capital	1,400.0	690.0
Interim Dividends	3,050.0	99.8
Intercalary Dividends	1,750.0	740.2
Total	6,200.0	1,530.0

2.4. a) Plan to Optimize the Capital Structure

According to the Material Fact disclosed  on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan  has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6 billion. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes  shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event;  (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting, approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five  preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$172 million; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report prepared by Rothschild  was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

2.5) Basel Index

The Bacen require the financial institutions to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their  risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 6% and the Principal Capital requirement of 4.5%.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution CMN 4.192/2013 and 4.278/2013 which took effect in October 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements  (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

BASEL INDEX %			Dec/15	Dec/14
Basel Index - consolidated			15.7	17.5

(1) As a continuation the adoption of the rules established  by Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by Resolution 4,280/2013, starting up a new period of comparison.

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the exercise ended December 31, 2015 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	73,094.2	5,433.2	498.0	2,126.7
Aymoré Crédito, Financiamento e Investimento S.A.	30,809.7	1,908.3	661.4	25,675.4
Santander Brasil, Establecimiento Financiero de Credito, S.A.	4,368.0	14.6	14.6	1,732.9
Banco Bonsucesso S.A.	4,856.3	17.4	17.4	4,342.5
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	1,845.3	312.5	312.5	0.0
Santander Corretora de Câmbio e Valores Mobiliários S.A	855.6	485.9	101.6	0.5
(1) Includes Leasing portfolio and other credits

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Significative Events

3.1) Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$859 million.

The transaction generated a gain of R$750,550 before taxes, recorded in the caption Result on disposal of assets not classified as non-current assets held for sale.

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

The result earned by Santander Securities as of the date of sale is recorded in the Consolidated Income Statement.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

c) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 31, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31 million, through the issue of 20 million new common shares. Santander Conglomerate controls such company.

d) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the EGM held on July 31, 2014, the capital increase of SGS of R$1,174 million was approved, from the current R$16 million to R$1,190 million through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156 million in local currency and R$17 million in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle Brazil Payment Services SA to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet. The purchase price amounted to R$1,156 million (R$1.089 million paid and R$67 million payable), and intangible assets were estimated at R$1,064 million. On December 31, 2014, with the completion of the study of Purchase Price Allocation (PPA), the intangible assets amounted to R$1,039 million.

The initial accounting of the PPA was made, as summarized below:

Summary of allocated values

Stockholders’ Equity on July 31, 2014	43
Added value of assets (1)	74
Adjusted accounting value	117
Purchase Price	1,156
Goodwill	1,039
(1) Recorded under the caption Tangible Assets.
(2) The goodwill is tax deductible under current legislation.

At the EGM held on August 31, 2014 was approved the merger of SGS by Getnet under "Private Instrument of Protocol and Justification of Merger of the Getnet S.A. - (Protocol)" of August 29, 2014 (Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet totaling R$43 million which was extinguished and succeeded by Getnet S.A. in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet were registered in Getnet SA in return of the investment account.

The acquisition of Getnet and their incorporation by SGS enabled Getnet S.A. pass to consolidate all activities of acquiring and payment processing via credit and debit cards, still subject to approval by the Central Bank.

As part of the transaction, Banco Santander has granted to the minority shareholders of Getnet SA a put option over shares of Getnet SA held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

e) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Bacen, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

	Book value	Fair value
Available-for-Sale Financial Assets	121.468	121.468
Loans and Receivables	508.147	508.147
Others Assets	374.151	374.151
Intangible Assets (3)	-	62.000
Total assets	1.003.766	1.065.766
Financial liabilities	466.162	466.162
Others liabilities	397.604	397.604
Total liabilities	863.766	863.766
Capital increase by Aymore CFI	460.000	460.000
Total of net assets acquired	600.000	662.000
Non-controlling interest (1)		264.800
Total consideration transferred by Aymore to acquire control		460.000
Goodwill (2)		62.800
(1) Amount of non-controlling interests were measured at R$240 million as the proportional value of the net assets of the investee.
(2) Goodwill will be tax deductible under current legislation.
(3) Intangible assets identified relate to brand and customer relationship with estimated useful life of 10 years and 4 years, respectively.

Sumarrized Balance Sheet of January 31st, 2015
Available-for-Sale Financial Assets	121
Loans and Receivables	508
Others Assets	374
Total assets	1,003
Financial liabilities at amortized cost	466
Others liabilities	397
Stockholders Equity	140
Total liabilities	1,003

Banco Bonsucesso Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Banco Bonsucesso, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Banco Bonsucesso to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According IAS 32, it was recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in  Shareholders' Equity in the amount of R$67 million, and Non-Controlling Interests in the amount of R$240 million.

f) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17 million.

On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

g) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base.

In November 2014, Santander Serviços sold 1.16% of the investment in this company.

h) Others Corporate Movements

We also performed the following corporate actions:

• On April 30th, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet.

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120 million.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127 million.

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

4) Strategy

Banco Santander Brasil is a universal bank focusing on retail services. We are certain that the only way to grow in a recurring and sustainable manner is to provide excellent services that increase the level of satisfaction and attract more customers, who become more engaged. To accomplish this, our priority is to be a simple, personal and fair bank. Our strategy is based on a long-term outlook, focusing on the efficient execution of the following priorities:

• Increase customer preference and engagement with targeted products and services that are simple, modern and efficient, which, through a multi-channel platform, seek to maximize the satisfaction of our customers.

• Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between credit, funding and services. At the same time, maintaining efficient cost management and rigorous control over risks.

• Be disciplined with capital and liquidity to conserve strength, adapt to regulatory changes and take advantage of opportunities for growth.

• Increase productivity through an intense agenda of productive transformation that allows us to offer a complete portfolio of services.

Throughout 2015, in the midst of our business transformation process, several projects were developed:

• Business management: advances, improvements and consolidation of the new “CERTO” tool (business model and CRM), which has allowed managers to increase business productivity and devote more time to customer relationships.

• Simplification and flexibility of services: a faster process for opening accounts, featuring a welcome package (account opening, delivery of cards and password issued all on the same day).

• Quality of services: improvement in Central Bank’s ranking of complaints, currently occupying the fifth position and being the best among the large private banks.

• Multi-channel platform: a new application for mobile banking (“Minha Conta”) and simplified access to internet banking. The bank already has over 4 million digital customers.

• Segmentation: repositioning of the Van Gogh segment, directed at upper-middle income customers, with a competitive range of products, services, customer service and financial advice tailored to this segment. In addition, we launched the “Santander Business and Companies” segment, a unique financial and non-financial solution for the market, with the goal of creating a new relationship model that strengthens ties with and drives the development of SMEs.

• Outstanding position on Global Corporate Banking (GCB): first place in the foreign exchange market and advisory leader in Project Finance operations.

• Innovation of products and services: the launch of "AutoCompara", a tool for simultaneously quoting the price of auto insurance from different companies, so that customers can contract the most convenient option. In addition, there was an improvement on the acquisition business, reducing the delivery time of POS machines (the fastest delivery on the market) and launching of the Getnet App, which facilitates our customers' business management.

• Engagement: launch of the application “É Comigo Santander”, a tool that enables employees to help improve the services provided to our customers.

Santander also continues to play an active role in Sustainability, with its pillars of Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses. Proof of this came in the form of the significant recognition received throughout 2015, such as participation in the Corporate Sustainability Index (ISE) for the sixth consecutive year and the Climate Disclosure Leadership Index (CDLI). In addition, Santander is an industry leader with its the Microcredit program, which occupies a prominent position among private banks. Through our Santander Universities program, we distributed more than 11,000 scholarships in 2015, totalling more than R$23 million, thus contributing to the advancement of quality education in Brazil.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

The Board of Directors approved, on a meeting held on October 27th, 2015, the Company’s Consolidated Interim Financial Statements regarding the 3rd quarter ended September 30th, 2015, prepared in accordance with the  Brazilian accounting principles (BRGAAP) and IFRS, remaining registered that Deloitte Touche Tohmatsu Independent Auditors issued an report without restrictions to the aforesaid Consolidated Interim Financial Statements and that were also recommended by the Audit Committee. The approved documents were remitted by the Company’s Executive Board to the Comissão de Valores Mobiliários – CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias&Futuros and to the Securities and Exchange Commission – SEC.

On October 30th, 2015, the Board of Directors approved the dismissal of Mr. Graham Charles Nye from the position of technically qualified member of the Company’s Audit Committee. Towards the dismissal resolved, in the same meeting, the Board of Directors appointed Mr. Luiz Carlos Nannini as technically qualified member of the Audit Committee, with a complementary term of office until March 18th, 2016. The appointment of Mr. Luiz Carlos Nannini was approved by the Central Bank of Brazil on December 15th, 2015.

The Board of Directors approved, on November 3rd, 2015, the new buyback program of Units or American Depositary Receipts (“ADRs”) issued by the Company, authorizing the purchase of up to 39.391.314 Units or ADRs of its issuance, for a 12 months term counted as from November 4th, 2015.

The Board of Directors meeting, held on November 30th, 2015, took knowledge of the dismissal of Mr. Oscar Rodriguez Herrero from the position of Vice-President Executive Officer of Santander, as well as appointed Ms. Maria Lucia Ettore do Valle as Company’s Ombudsman, for a new term of office valid up to December 21st, 2016.

On December 1st, 2015, the Board of Directors appointed Mr. Sergio Agapito Lires Rial as Chief Executive Officer of Santander, for a complementary term of office that shall be in force up to the first meeting of the Board of Directors to be held after the Ordinary General Meeting of 2017, as well as took knowledge of the resignation of Mr. Sergio Rial from the position of Chairman of the Board of Directors. It remained registered that (i) Mr. Jesús Maria Zabalza Lotina shall remain as Chief Executive Officer until Mr. Sergio Rial is effectively vested; (ii) Mr. Jesús Zabalza, as Vice-Chairman of the Board, shall assume the roles of Chairman of the Board of Directors until the appointment of a new Chairman; and (iii) Mr. Sergio Rial shall remain as member of the Board of Directors. Mr. Sergio Rial took office as Chief Executive Officer on January 4th, 2016, in view of the authorization issued by the Central Bank of Brazil dated as of December 15th, 2015.

On December 7th, 2015, the Board of Directors appointed, to be part of the Company’s Executive Board for a complementary term of office, which shall be in force until the vesting of the officers appointed in the first Board of Directors’ meeting to be held after the Ordinary General Meeting of 2017, as Officers without specific designation, Mr. Alexandre Grossmann Zancani, André de Carvalho Novaes, Luis Guilherme Mattoso de Oliem Bittencourt, Marcelo Malanga, Ronaldo Wagner Rondinelli, and Robson de Souza Rezende.

The Board of Directors, on December 30th, 2015, approved the proposal for declaration and payment of Interim Dividends in the amount of one billion and six hundred million Reais (R$ 1,600,000,000.00) and Interest on Equity in the gross amount of one billion and four hundred million Reais (R$ 1,400,000,000.00), based on the balance sheet of November, 2015 and with payment as of February 25th, 2016.

Throughout the year 2015 the Board of Directors has incorporated the Company's governance framework a number of corporate frameworks to consolidate the practical guidance recommended for a number of processes and structures of Santander, such as Corporate Governance, Risk Management and Modeling, Accounting Practices among others. These frameworks are in line with the guidelines of Santander Group around the world and incorporating best international practices.

In addition, it was formally established a Governance Secretariat to support the Council and its advisory committees and facilitate the flow of information between the Council and the Board. In the same period the Council and the Committees now have a dedicated Governance Portal.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, approved by Executive Comittee and Board of Directors

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios;

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

• Keep informed, assess and monitor the observations and recommendations that may be made by the supervisory authorities in the fulfillment of their duties.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk, market risk and operational risk.

A specific department has the mission to consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, it is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, it has developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of Bacen.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, corruption prevention, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2014 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded on March 30, 2015 and found no evidence of any of significant deficiencies or material weaknesses.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and recommended approval of the activity report for the year 2016.

The Audit Committee approved the internal audit work plan and activity report for 2015. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others,  its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the nine months of 2015, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2015, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: our People. Having a motivated and dedicated employees is a decisive factor in making the Bank  the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because it recognizes that  only with engaged professional, motivated, well trained stay of and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The Bank has a talented and committed team, with more than 50 thousand employees in Brazil. The Bank seeks professionals who likes challenge and want to go further and further away. Through the various differences to work in the Organization, offer support and the necessary conditions for each to do their work better.

• An environment that encourages everyone to do the best for the client: Banco Santander encourages a dynamic, challenging and stimulating environment, always focused on meeting customer needs.

• An environment that values new ideas: the Bank's culture reinforces the value of new ideas, is therefore interested to hear the contributions of professionals and stimulates the creative and innovative thinking to together under the best and most efficient solutions;

• An environment where everybody make a difference: the Bank recognizes the contributions and individual differences, but, above all, values teamwork, because sure that the joint action contributes to customer satisfaction and the achievement of best results;

• A opportunities and development environment: the Bank recognizes the potential of professionals, so it offers opportunities, invest in the development and offer it the necessary support for the professional and personal growth of People.

9) Sustainable Development

The sustainability strategy of Banco Santander is based on three main pillars aligned to our business strategy and to Brazil’s development agenda: (i) Social and Financial Inclusion; (ii) Education; (iii) Socio-Environmental Business. Among the third quarter highlights are I) the “Escola Brasil” Volunteer Program acting in Public Schools increased by 335 the number of volunteer actions from all over Brazil, from these, 62 actions focused on financial education; II) Since 2003, Santander Financiamentos, throught the CDC Energy Efficient Equipments, finances photovoltaic systems with a portfolio of R$4.6 million, in 2015, 34 partnerships were signed with suppliers; III) Participation in 4rd Edition of Enersolar, Latin America's largest event of Renewable Energies, with the presence of the leading global players in the industry, Santander Financiamentos, was the only Bank participating and presented financing models; IV) In the “Agro Sustentável” program, Santander increased by 95% the loan portfolio in relation to the previous year, 380 customers and 30 employers were trained  in relation to CAR (Environmental Rural Register) and 168 customers agreed to participate in the agreement with Coopercitrus (Cooperative);  IV) Santander Features between the main financial institutions in the Dimension “Vision of Future”, of the Anuário Época Negócios 360°.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended in December 2015, there have been contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall audit fee consideration. The non-audit services provided in the period ended December 30, 2015 was:

Date of agreement	Description of services
11.25.2015	Review of customer data based on various marketing promotions of Banco Santander Brazil, ensuring customer selection and distribution of coupons as established on the basis of the promotion.
11.25.2015	Review of customer databases in promoting "Santander Security" and "Christmas", ensuring the distribution of clients and distribution of coupons as established in both bases.
11.25.2015	Review of inventory in affiliated entities, required by debt Global Medium Term Notes Program.
06.23.2015	Due Diligence Financial and Tax for the acquisition of the entities of the PSA Group in Brazil
06.23.2015	Draw database Review "Saving Product" made by Banco Santander Brazil, ensuring the selection of customers as established on the basis of the promotion.
05.29.2015	Assurance of the selection of eligible customers and their distribution coupons for participation of the raffle " Vale a Pena ser Digital "
05.20.2015	Review required to issue Comfort Letter required by Global Debt Medium Term Notes.
05.20.2015	Assurance on the selection of eligible customers and their distribution coupons as recommended in the regulation of promotion “Santander Copa América”.
03.17.2015	Review of standards of the Salary Variation Compensation Fund (FCVS)
02.13.2015	Review for issuance of Comfort Letter required for the bond issuance program in society Santander Leasing SA Arrendamento Mercantil
02.13.2015	Review of tax procedures
*The additional services totalizes R$3.1 millions, representing 25% of global remuneration.

In addition, the Bank confirms that Deloitte has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended December 31, 2015 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of February 26, 2015).
***

BANCO SANTANDER (BRASIL) S.A.

Executives' Report on the Financial Statements

In order to comply with article 25, § 1º, item VI, of the Brazilian Securities and Exchange Commission (CVM) Instruction n°. 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with the Banco Santander´s Financial Statements in accordance with International Financial Reporting Standards (IFRS) criteria for the period ended December 31, 2015 and the documents that compose them, as follows: Management Report, consolidated balance sheet, consolidated statement of income, comprehensive income, consolidated statement of cash flows, consolidated statement of changes in equity and related notes, which were prepared in accordance with IFRS issued by the International Accounting Standards Board ( IASB ). These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company's Audit Committee.

Members of Companies’ Executive on December 31, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officers
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Luiz Felipe Taunay Ferreira
Luiz Masagão Ribeiro Filho
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

BANCO SANTANDER (BRASIL) S.A.

Executives' Report of Independent Auditors' Report

In order to comply with article 25, § 1º, item V, of the Brazilian Securities and Exchange Commission (CVM) Instruction n°. 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with the opinions expressed in the Banco Santander´s Independent Auditors´Report for the Financial Statements in accordance with International Financial Reporting Standards (IFRS) criteria for the period ended December 31, 2015 and the documents that compose them, as follows: Management Report, consolidated balance sheet, consolidated statement of income, comprehensive income, consolidated statement of cash flows, consolidated statement of changes in equity and related notes, which were prepared in accordance with IFRS issued by the International Accounting Standards Board ( IASB ). These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company's Audit Committee.

Members of Companies’ Executive on December 31, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officers
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Luiz Felipe Taunay Ferreira
Luiz Masagão Ribeiro Filho
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 26, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer